Exhibit 2.1

Agreement And Plan Of Merger

by and among

Lifecore Inc.,

a Delaware corporation;

Hazel Merger Sub, Inc.,

a Delaware corporation; and

Lifecore Biomedical, Inc.,

a Delaware corporation.

Dated as of September 27, 2026

i

ii

Exhibits
Exhibit A – Certain Definitions
Exhibit B – Certificate of Incorporation of the Surviving Corporation
Exhibit C – Contingent Value Rights Agreement
Exhibit D – FIRPTA Certificate

iii

agreement and plan of merger

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of September 27, 2026, by and among Lifecore Inc., a Delaware corporation (“Parent”); Hazel Merger Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”); and Lifecore Biomedical, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.          Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will continue in its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, will be a wholly owned Subsidiary of Parent.

B.       The board of directors of the Company (the “Company Board”) has (i) determined that the entry into this Agreement and the consummation of the Transactions, including the Merger, are advisable, and in the best interest of, the Company and its stockholders, (ii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (iii) subject to the terms and conditions of this Agreement, resolved to recommend that the Company’s stockholders adopt this Agreement and approve the Merger and the Transactions (the “Company Board Recommendation”).

C.          The board of directors of each of Parent and Merger Sub has (i) determined that the entry into this Agreement and the consummation of the Transactions, including the Merger, are advisable, and in the best interest of, Parent and Merger Sub and their respective stockholders, and (ii) authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions, including the Merger.

D.         Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered (i) a limited guarantee (the “Guarantee”) from the Equity Financing Parties in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Equity Financing Parties are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement, (ii) an equity commitment letter between Parent and the Equity Financing Parties, pursuant to which the Equity Financing Parties have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the cash amount set forth therein, and (iii) the Debt Commitment Letter.

E.          Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Persons, in their capacity as stockholders of the Company, are entering into voting and support agreements (the “Voting and Support Agreements”), in connection with the Merger.

F.          Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions, and (ii) prescribe certain conditions with respect to the consummation of the Transactions.

NOW, THEREFORE, the Parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I. THE MERGER

Section 1.1          Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Parties shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Corporation.

Section 1.2          Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.3           Closing; Effective Time.

(a)          Unless this Agreement shall have been terminated pursuant to Article VI, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place remotely by electronic exchange of deliverables at 8:00 a.m. Eastern Time no later than the third (3rd) business day on which the conditions set forth in Article V are satisfied or waived (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions). The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”

(b)          Subject to the provisions of this Agreement, on the Closing Date or such other date as agreed in writing by the Company and Parent, the Company and Merger Sub shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 1.4           Certificate of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger:

(a)          the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 4.8); and

(b)        the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation except that all references to the name of Merger Sub shall be automatically amended and shall become references to the name of the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 4.8).

Section 1.5           Directors and Officers. At the Effective Time:

(a)          the Parties will take the necessary actions such that the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal; and

(b)          the Parties will take the necessary actions such that the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal.

Section 1.6           Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i)         any shares of Company Common Stock and Company Series A Preferred Stock (each, a “Share”) then owned or held by the Company or any direct or indirect wholly owned Subsidiary of the Company or held in the Company’s treasury (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)       any Shares then owned or held by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)       subject to Section 1.6(b), each share of Company Common Stock then issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) shall be canceled and cease to exist and be converted into the right to receive (i) the Base Consideration, without interest, and (ii) one (1) CVR per share of Company Common Stock as of immediately prior to the Effective Time (the “Common Stock CVR Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements and in accordance with Section 1.7(g);

(iv)       subject to Section 1.6(b), each share of Company Series A Preferred Stock (other than Excluded Shares) then issued and outstanding immediately prior to the Effective Time shall be canceled and cease to exist and be converted into the right to receive (i) the Conversion Consideration and (ii) one (1) CVR per Series A Conversion Share as of immediately prior to the Effective Time (the “Series A Preferred Stock CVR Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements and in accordance with Section 1.7(g); and

(v)       each share of the common stock, par value of $0.0001 per share, of Merger Sub then outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid, and non-assessable share of common stock of the Surviving Corporation.

(b)          If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately and equitably adjusted to provide the holders of Shares and holders of Company Options, RSUs and PSUs with the same economic effect as contemplated by this Agreement prior to such event.

Section 1.7           Surrender of Certificates; Stock Transfer Books.

(a)           Prior to the Effective Time, Parent shall, at its sole cost and expense, designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 1.6 and to act as rights agent under the CVR Agreement (in such capacity, the “Rights Agent”). The agreement entered into prior to Closing pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company (the “Paying Agent Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash in U.S. dollars sufficient to make payment of the aggregate Closing Consideration (other than in respect of Excluded Shares) payable pursuant to Section 1.6 and Section 1.9(d) (the total cash deposited with the Paying Agent, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 1.7, the Payment Fund shall be invested by the Paying Agent as and to the extent reasonably directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months; provided, further, that no gain or loss on the Payment Fund shall affect the amounts payable hereunder. In the event the Payment Fund shall be insufficient to pay the Closing Consideration in accordance with Section 1.6, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment.

(b)          Promptly after the Effective Time (but in no event later than two (2) business days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to each Person who was, at the Effective Time, a holder of record of Shares that are (i) represented by certificates evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares that are not held, directly or indirectly, through DTC, in the case of each of clauses (i) and (ii), notice advising such Person of the occurrence of the Effective Time, which notice shall include (A) appropriate transmittal materials, including a letter of transmittal (which shall be in reasonable and customary form), specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable, and (B) instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof) or such Book-Entry Shares to the Paying Agent in exchange for the Merger Consideration that such holder is entitled to receive as part of the Merger pursuant to Section 1.6. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof.

(c)         With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to Section 1.6.

(d)        Upon surrender to the Paying Agent of the Shares that (i) are represented by Certificates, by physical surrender of such Certificates (or effective affidavits of loss in lieu thereof), together with duly completed and executed appropriate transmittal materials required by the Paying Agent, (ii) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of such Book-Entry Shares (or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement) and (iii) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC, DTC’s nominees and such other necessary and desirable third-party intermediaries pursuant to Section 1.7(c), the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Payment Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds equal to the Closing Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(e)          At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that is payable to them upon due surrender of the Certificates or Book-Entry Shares held by them. Neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)          As of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(g)       Each of the Paying Agent, the Company, the Surviving Corporation, Parent, Merger Sub, and each of their respective withholding agents and Affiliates, as applicable, (“Withholding Party”) shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from any consideration payable to any holder of Shares, Company Options, RSUs or PSUs or any other amounts payable pursuant to this Agreement or the CVR Agreement to any other Person pursuant to this Agreement such Taxes as are required by any applicable Tax Legal Requirements to be deducted and withheld. Other than with respect to withholding arising from compensatory amounts, any withholding arising from any payee’s failure to provide a duly executed IRS Form W-9 or the appropriate version of and duly executed IRS Form W-8 (including all applicable attachments), as applicable, required to be delivered to the Paying Agent pursuant to the Paying Agent Agreement, or the failure of the Company to provide the certification described in Section 4.17, the applicable Withholding Party shall use commercially reasonable efforts to (i) provide notice to the applicable payee at least three (3) days prior to withholding and (ii) cooperate with such applicable payee to reduce or avoid such deduction or withholding obligation to the extent permitted by applicable Legal Requirement. To the extent that amounts are so deducted or withheld and timely remitted to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement or the CVR Agreement, as applicable, as having been paid to the Person to whom such amounts would otherwise have been paid. Notwithstanding anything to the contrary herein but subject to Section 1.9(d), any employee compensation payable pursuant to or as contemplated by this Agreement shall be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

(h)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Base Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 1.7(g)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article I.

Section 1.8           Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time that are held by holders (a) who are entitled to demand appraisal rights under Section 262 of the DGCL, (b) who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL, and (c) who as of the Effective Time have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (such Shares, the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration as of the Effective Time, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 1.7(g)), and such Shares shall not be deemed to be Dissenting Shares. At the Effective Time, any holder of Dissenting Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in this Section 1.8. The Company shall provide Parent prompt (and in no event later than forty-eight (48) hours after receipt by the Company) written notice of any written demands received by the Company for appraisal of any Shares, any written withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL or other applicable Legal Requirements that relates to such demand, and Parent will have the opportunity and right to participate in and, after the Effective Time, direct all negotiations and Legal Proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment (or direct any payment to be made) with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 1.9           Treatment of Company Options, RSUs and PSUs.

(a)         Each Company Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. Immediately prior to the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or the Company, each vested Company Option (after giving effect to the acceleration treatment set forth in the preceding sentence) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled as follows:

(i)          If such Company Option has a per share exercise price that is less than the Base Consideration, such Company Option that is then outstanding shall be cancelled and be converted into the right to receive (A) an amount in cash, without interest, equal to the product of (x) the total number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (y) the excess of the amount of the Base Consideration over the applicable exercise price per Share of such Company Option, and (B) one (1) CVR with respect to each Share subject to such Company Option as of immediately prior to the Effective Time (the “Option Consideration”), less applicable Tax withholdings, which amount shall be paid in accordance with Section 1.9(d) and subject to Section 1.7(g). Such Company Options shall be cancelled at the Effective Time without any further payment of consideration therefor whether before or after the Effective Time and shall have no further force or effect.

(ii)         If such Company Option has a per share exercise price that is equal to or greater than the Base Consideration, such Company Options shall be cancelled at the Effective Time without the payment of consideration therefor whether before or after the Effective Time and shall have no further force or effect.

(b)         Each restricted stock unit award granted pursuant to any of the Company Equity Plans (each, an “RSU” and together, the “RSUs”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, immediately prior to the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or the Company, be cancelled and converted into the right to receive the Common Stock Merger Consideration in respect of each Share subject to such Company RSU Award as of immediately prior to the Effective Time (the “RSU Consideration”), less applicable Tax withholdings, which amount shall be paid in accordance with Section 1.9(d) and subject to Section 1.7(g).

(c)          Each performance stock unit award granted pursuant to any of the Company Equity Plans (each, a “PSU” and together, the “PSUs”) that is outstanding as of immediately prior to the Effective Time, shall, immediately prior to the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Merger Sub or the Company, to the extent unvested, be cancelled and converted into the right to receive the Common Stock Merger Consideration in respect of (i) such number of Shares as is determined by the Performance Vesting Percentage (as defined in the applicable PSU award agreement) that assumes that the Performance Price (as defined in the applicable PSU award agreement) is equal to the Base Consideration, in accordance with the applicable PSU award agreement, and (ii) such additional number of Shares as is 10% of the number of PSUs underlying such PSU award at grant (the “PSU Consideration”), less applicable Tax withholdings, which amount shall be paid in accordance with Section 1.9(d) and subject to Section 1.7(g).

(d)          As soon as reasonably practicable after the Effective Time (but no later than the later of (i) five (5) business days after the Effective Time or (ii) the first payroll date after the Effective Time), Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through the Surviving Corporation’s or the applicable Subsidiary’s payroll or, in the case of any RSU held by a non-employee director of the Company, the Surviving Corporation shall pay directly, as applicable, the aggregate Option Consideration, RSU Consideration and PSU Consideration payable with respect to Company Options, RSUs and PSUs held by current or former employees of the Company or its Subsidiaries (net of any withholding Taxes required to be deducted and withheld by applicable Legal Requirements in accordance with Section 1.7(g)). The terms of the CVRs to be issued to any holder pursuant to this Section 1.9, and the circumstances in which any payment is made in respect thereof, shall be governed solely by the CVR Agreement.

(e)          Prior to the Closing, the Company Board or any committee thereof shall adopt such resolutions as are necessary to give effect to the transactions contemplated by Section 1.9, including to provide that the Company Equity Plans and all awards issued thereunder will terminate as of the Effective Time.

(f)          Notwithstanding the foregoing, to the extent that any amounts payable under this Section 1.9 relate to an RSU or PSU that is nonqualified deferred compensation subject to Section 409A of the Code and that would, if paid in accordance with this Section 1.9, trigger a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Equity Plan and award agreement, as applicable, that will not trigger a Tax or penalty under Section 409A of the Code (after taking into account actions taken under Treas. Reg. 1-409A-3(j)(4)(ix)).

Section 1.10     No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any Shares.

Section 1.11        Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article II, except as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, on or after May 25, 2023 and at least one (1) business day prior to the date of this Agreement (so long as such documents are publicly available via the Electronic Data Gathering Analysis and Retrieval (EDGAR) system) (other than any disclosures of information, factors or risks that are predictive, cautionary or forward-looking in nature contained or referenced therein under the captions “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and “Quantitative and Qualitative Disclosures About Market Risk”), the Company hereby represents and warrants to Parent and Merger Sub as follows as of the date hereof and as of the Closing:

Section 2.1           Due Organization and Good Standing.

(a)          The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own, lease, operate and use its properties and assets in the manner in which its properties and assets are currently owned, leased, operated and used, except, in each case, where the failure to have such power or authority has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified or licensed to do business, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is not in violation of the Certificate of Incorporation or bylaws.

(b)         The Company has made available to Parent or Parent’s Representatives accurate and complete copies of the certificate of incorporation and bylaws of the Company and each of its Subsidiaries, including all amendments thereto, as in effect on the date hereof.

Section 2.2           Subsidiaries.

(a)          Section 2.2(a) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than a Subsidiary of the Company. Neither the Company nor any of its Subsidiaries owns any debt securities in any other Entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make any future investment in or capital contribution to any other Entity.

(b)         Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company has all requisite power and authority to own, lease, operate and use its properties and assets and carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each Subsidiary of the Company is not in violation of its certificate of incorporation or bylaws (or similar organizational documents).

(c)          All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Legal Requirements, and is authorized and validly issued and is fully paid and nonassessable. No outstanding capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company has been issued in violation of any preemptive rights, rights of first refusal or other similar rights. No Subsidiary of the Company has any outstanding or authorized any options or other rights to acquire from such Subsidiary, or any obligations to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of such Subsidiary.

Section 2.3           Authority; Binding Nature of Agreement; Anti-Takeover Laws.

(a)          The Company has all corporate power and authority, and has taken all corporate action necessary, to enter into and deliver and to perform its obligations under this Agreement and any other agreement contemplated herein and, subject to obtaining the Company Required Vote, to consummate the Merger. The Company Board (at a meeting duly called and held) has (a) determined that the entry into this Agreement and the consummation of the Transactions, including the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (b) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, and (c) resolved to make the Company Board Recommendation, which resolutions, subject to Section 4.4, have not been subsequently withdrawn or modified in a manner adverse to Parent. The only vote of the holders of any class or series of capital stock of the Company required to adopt this Agreement and approve the Merger is the Company Required Vote. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(b)          Assuming the accuracy of the representations and warranties set forth in Section 3.9, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL or any other “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation shall be inapplicable to the execution, delivery and performance of this Agreement, the CVR Agreement and the Voting and Support Agreements and to the consummation of the Merger and the other Transactions.

Section 2.4          Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, the HSR Act and any other applicable Antitrust Laws and the rules and regulations of Nasdaq, and except as set forth in Section 2.4 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) conflict or contravene with or cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company; (b) conflict or contravene with or cause a violation by the Company of any Legal Requirements or order applicable to the Company, or to which the Company is subject; (c) conflict or contravene with, result in breach or violation of, or constitute a default under (with or without notice or lapse of time or both), or give rise to any right of termination, revocation, modification, amendment, acceleration or cancellation of any Contract; or (d) conflict or contravene with or cause a violation by the Company or its Subsidiaries of their respective Governmental Authorizations, except in the case of clauses (b) and (c), for such violations, conflicts, breaches, and defaults as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act and the rules and regulations of Nasdaq, no authorization, registration, approval, order, Consent, notice, or filing is required from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by the Company of the Merger or the other Transactions and the performance by the Company of its covenants and obligations pursuant to this Agreement, except those authorizations, registrations, approvals, orders, notifications, filings or Consents that the failure to so give, make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.5           Capitalization.

(a)        The authorized capital stock of the Company consists of: (i) 75,000,000 shares of Company Common Stock, of which 37,905,846 shares have been issued or are outstanding as of the close of business on the Reference Date; and (ii) 2,000,000 shares of Company Preferred Stock, of which 120,000 shares have been designated as Company Series A Preferred Stock and of which 50,187 shares of Company Series A Preferred Stock are issued or outstanding as of the close of business on the Reference Date. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding Shares have been issued in violation of any preemptive rights, rights of first refusal or other similar rights. The Company has no other shares of capital stock authorized. All Series A Conversion Shares have been duly authorized by all necessary corporate action.

(b)         Except as set forth in Section 2.5(b) of the Company Disclosure Schedule, (i) none of the outstanding Shares is entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance, redemption right, repurchase right, anti-dilutive right or any similar right, (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company, (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the Company Stockholders have a right to vote and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act or the Exchange Act. There are no accrued and unpaid dividends with respect to any outstanding capital stock of the Company.

(c)          As of the close of business on the Reference Date: (i) 1,183,474 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans, with a weighted exercise price of $7.80; (ii) 1,460,078 shares of Company Common Stock are subject to or otherwise deliverable in connection with outstanding RSUs under Company Equity Plans; (iii) (A) no shares of Company Common Stock deliverable in connection with outstanding vested PSUs under Company Equity Plans and (B) 2,283,000 shares of Company Common Stock are subject to or otherwise deliverable in connection with outstanding unvested PSUs under Company Equity Plans, assuming a maximum number of shares to be issued under such PSUs. Except as set forth in Section 2.5(c) of the Company Disclosure Schedule, from the Reference Date to the date of this Agreement, the Company has not issued or granted any Shares, except for Shares issued pursuant to the vesting and settlement of RSUs and PSUs that were outstanding on the Reference Date in accordance with their terms.

(d)          Except as set forth in Section 2.5(d) of the Company Disclosure Schedule and as otherwise set forth in this Section 2.5, as of the close of business on the Reference Date, there were no: (i) outstanding shares of capital stock, or other equity interest in the Company; (ii) outstanding subscriptions, options, calls, warrants, conversion or exchange rights or other rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or its Subsidiaries; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or its Subsidiaries; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company or its Subsidiaries are or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e)          Section 2.5(e) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option, RSU and PSU outstanding as of the close of business on the Reference Date, as applicable: (i) the name of the recipient; (ii) the number of Shares subject to such Company Option, RSU or PSU; (iii) the exercise or purchase price of such Company Option if applicable; (iv) the date on which such Company Option, RSU or PSU was granted; (v) the vesting schedule applicable to such Company Option, RSU or PSU (including the vested and unvested portion of each such Company Option, RSU or PSU as of the Reference Date); (vi) the date on which such Company Option expires; and (vii) whether such Company Option is intended to be an incentive stock option as described in Section 422 of the Code. All grants of Company Options, RSUs and PSUs were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with all applicable Legal Requirements and the exercise price per Share of each Company Option was not less than the fair market value of a Share on the applicable date of grant. Each Company Option that is intended to qualify as an “incentive stock option” satisfies the requirements of Section 422 of the Code. The Company has made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options, RSUs and PSUs outstanding, the forms of all stock option agreements and forms of grant notice evidencing such Company Options and the forms of stock unit agreements and forms of grant notice evidencing such RSUs and forms of performance stock unit agreements and forms of grant notice evidencing such PSUs, and any stock option agreement evidencing Company Options, stock unit agreement evidencing RSUs or performance stock unit agreement evidencing PSUs that materially deviates from the form. There is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, performance stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company and there is no Contract to which the Company is a party or with respect to which the Company has or would reasonably be expected to have liability, in each case, that contains a promise or commitment to grant a Company Stock Award or other award under the Company Equity Plans that has not been satisfied by the Company as of the Reference Date except as set forth on Section 2.5(e) of the Company Disclosure Schedule. The Company has the requisite power and authority, in accordance with the applicable Company Equity Plans, the applicable award agreements and any other applicable Contract, to take the actions contemplated by Section 1.9.

Section 2.6            SEC Filings; Financial Statements.

(a)        Since May 25, 2023, the Company has filed or furnished all reports, schedules, forms, statements and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and (ii) except to the extent that information contained in a Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) in an amendment to such Company SEC Document, each of the Company SEC Documents when filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to any Company SEC Document.

(b)          The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries in all material respects and (ii) fairly presented in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto or permitted by Regulation S-X), in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited quarterly financial statements as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC).

(c)          The Company maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation, to its auditors and the audit committee of the Company Board, (i) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could materially and adversely affect its ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in its internal controls over financial reporting.

(d)          The Company maintains disclosure controls and procedures required by Rules 13a-15 and 15d-15 under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(e)          Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 promulgated under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to any applicable Company SEC Documents, and the statements contained in such certifications are correct and complete. “Principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to any current or former director or executive officer within the meaning of Section 402 of the Sarbanes-Oxley Act.

(f)          Since May 25, 2023, neither the Company nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim with respect to auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company, or unlawful auditing matters with respect to the Company or any Subsidiary of the Company, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since May 25, 2023, no internal investigations with respect to auditing practices have been conducted.

(g)          Neither the Company nor any of its Subsidiaries is a party to nor has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in the instructions to Item 303(b) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities, whether absolute, contingent, accrued or fixed, matured or unmatured, or otherwise, that are required by GAAP to be reflected or reserved against on the Company in the Company’s published financial statements or other Company SEC Documents (including any audited financial statements and unaudited interim financial statements of the Company included therein).

(h)          As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and, as of the date hereof, there are no inquiries or investigations by the SEC or any internal investigations pending or, to the knowledge of the Company, threatened, in each case regarding any accounting practices of the Company.

(i)          The Proxy Statement will not, at the time it is filed with the SEC, at the time it is mailed to the Company’s stockholders, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Merger Sub, or any Affiliate of Parent or Merger Sub in writing specifically for inclusion in the Proxy Statement.

Section 2.7          Absence of Changes. Except as set forth in Section 2.7 of the Company Disclosure Schedule, from the date of the Balance Sheet through the date of this Agreement, (a) except for the Transactions and discussions and negotiations related thereto, the Company and its Subsidiaries have operated in all material respects in the ordinary course of business, and (b) the Company and its Subsidiaries have not taken, committed or agreed to take any action that would be prohibited by Section 4.2 if taken or proposed to be taken after the date hereof through the Effective Time. From the date of the Balance Sheet, there has not occurred a Material Adverse Effect.

Section 2.8        Title to Assets. Except as set forth in Section 2.8 of the Company Disclosure Schedule, the Company and each of its Subsidiaries has good and valid title to (free and clear of any Encumbrances, other than Permitted Encumbrances) all material tangible personal property and assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, including all material tangible assets (other than capitalized or operating leases) reflected on the Company’s audited balance sheet in its Annual Report on Form 10-KT (the “Balance Sheet”) filed by the Company with the SEC on March 16, 2026 (but excluding intellectual property which is covered by Section 2.10), free and clear of all Encumbrances other than Permitted Encumbrances and except for assets (including inventory) sold or otherwise disposed of in the ordinary course of business or in connection with the Transactions since the date of such Balance Sheet and except where such failure to have good and valid title has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.9            Real Property.

(a)          Section 2.9(a) of the Company Disclosure Schedule sets forth the address and the identity of the owner of each parcel of real property owned by the Company or one of its Subsidiaries (the “Owned Real Property”). The Company or one of its Subsidiaries has good and valid fee simple title to the Owned Real Property free and clear of all Encumbrances other than Permitted Encumbrances and conveyed title with respect to all real property previously owned, with no reservations therein or outstanding obligations with respect thereto. With respect to the Owned Real Property, and except as would not, individually or in the aggregate, materially and adversely impair the current use or occupancy by the Company or one of its Subsidiaries of the Owned Real Property: (i) there are no leases, subleases, licenses, concessions or other agreements granting to any party (other than the Company or any of its Subsidiaries) the right to use or occupy any portion of the Owned Real Property, except for Permitted Encumbrances; (ii) to the knowledge of the Company, there are no outstanding options, rights of first offer, or rights of first refusal in favor of any third party (other than the Company or any of its Subsidiaries) to purchase any such parcel of Owned Real Property or any portion thereof or interest therein; and (iii) there are no pending condemnation proceedings relating to the Owned Real Property.

(b)          Section 2.9(b) of the Company Disclosure Schedule sets forth an accurate and complete list of all real property that is leased or subleased by the Company and its Subsidiaries from another Person (the “Leased Real Property”). Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries holds a valid and existing leasehold interest in each Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the leases and subleases with respect to real property to which the Company or any of its Subsidiaries is a party. Neither the Company nor any of its Subsidiaries has received any written notice, or to the knowledge of the Company, other notice, regarding any violation or breach or default under any Company Lease that has not since been cured, in each case, except for violations or breaches that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no material subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any Person (other than the Company and its Subsidiaries) the right to use or occupy the Leased Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Leased Real Property. The Leased Real Property leases are in full force and effect and are valid, binding and enforceable on the Company or one of its Subsidiaries that is a party to such lease and, to the knowledge of the Company, the other parties thereto, subject to Bankruptcy and Equity Exceptions. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to the applicable Leased Real Property leases is in default in any material respect under any of such leases.

Section 2.10          Intellectual Property.

(a)          Section 2.10(a) of the Company Disclosure Schedule identifies each item of Registered IP included in the Company IP. All of the Registered IP included in the Company IP is subsisting, valid and enforceable. No action (including any cancellation, interference, opposition, inter partes review, reissue, reexamination) or other proceeding of any nature (other than non-final office actions with respect to the prosecution of any patent or trademark applications being conducted before a Governmental Body in the ordinary course of business) is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any Registered IP required to be listed on Section 2.10(a) of the Company Disclosure Schedule is being or has been contested or challenged, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries (i) solely and exclusively owns all rights, title and interests in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances, and, (ii) has a valid and enforceable right to use all other material Intellectual Property Rights used by the Company or any of its Subsidiaries in their businesses as currently conducted, provided that nothing in the foregoing clauses (i) or (ii) shall be construed as a representation with respect to the infringement, misappropriation or other violation of any Intellectual Property Right owned by any other Person. The Company and each of its Subsidiaries will continue to own, have a license to or have the right to use the Company IP and such other material Intellectual Property Rights immediately following the Closing to the same extent as immediately prior to the Closing. Each current or former Company Associate involved in the creation or development of any Company IP for or on behalf of the Company or any of its Subsidiaries has signed a written agreement containing a valid and enforceable assignment of Intellectual Property Rights to the Company or its Subsidiaries, except for any instance where a failure to do so has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used to create material Company IP, except for any such use of funding, facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP.

(d)          Section 2.10(d) of the Company Disclosure Schedule sets forth each Company Contract pursuant to which the Company or any of its Subsidiaries: (i) is granted a license to any material Intellectual Property Right (each, an “In‑bound License”); or (ii) grants to any third party a license under any material Company IP or material Intellectual Property Right licensed to the Company or any of its Subsidiaries under an In‑bound License (each, an “Out‑bound License”); provided, that In‑bound Licenses and Out-bound Licenses shall not include (and Section 2.10(d) of the Company Disclosure Schedule may exclude) Standard Contracts.

(e)          (i) The operation of the business of the Company and any of its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not in the past six (6) years infringed, misappropriated, or otherwise violated any Intellectual Property Right owned by any other Person; and (ii) to the knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or in the past six (6) years has infringed, misappropriated or otherwise violated any Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries, except, in the case of each of clause (i) and (ii), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no Legal Proceeding (A) pending (or, to the knowledge of the Company, threatened) against the Company and its Subsidiaries alleging that the operation of the businesses of the Company and its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Rights of another Person, or (B) pending (or threatened in writing) by the Company and its Subsidiaries alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to a member of the Company and its Subsidiaries. Since May 25, 2023, neither the Company nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company and its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)         The Company and its Subsidiaries have taken commercially reasonable security and other measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality and value of their trade secrets and other material confidential information. The Company and its Subsidiaries are not in material breach of and have not breached any material obligations or material undertakings of confidentiality which they owe or have owed to any Person.

(g)          The Company and its Subsidiaries (i) lawfully own, lease or license all Systems and such Systems are reasonably sufficient for the needs of the Company and its Subsidiaries, and (ii) to the knowledge of the Company, will continue to have such rights immediately after the Closing to the same extent as prior to the Closing. To the knowledge of the Company, the Systems do not contain any viruses, bugs, vulnerabilities (except as set forth in Section 2.15(d) of the Company Disclosure Schedule), faults or other disabling code that could (A) significantly disrupt or adversely affect the functionality or integrity of any System, or (B) enable or assist any Person to access without authorization any System or to maliciously disable, maliciously encrypt, or erase any Software, hardware, or data. In the past two (2) years, there has been no failure or other substandard performance of or any security incident involving any System that has caused a disruption to the Company or any of its Subsidiaries, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are not in breach of any of their Contracts relating to Systems. In the last four (4) years, the Company and its Subsidiaries have not been subjected to an audit of any kind in connection with any Contract pursuant to which they use any third-party System, nor received any notice of intent to conduct any such audit, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)          None of the Company IP is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of a dispute that adversely and materially restricts the use of any such Company IP, other than patent or trademark prosecution activities being conducted before a Governmental Body in the ordinary course of business.

(i)         Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries in connection with any artificial intelligence systems or algorithms that generate, or infer how to generate, output from received input (e.g., machine learning, agentic systems, and predictive analysis) (“AI Systems”) have at all times been in compliance with all Legal Requirements, and published privacy policies and contractual obligations related to the use or development of such AI Systems (“AI Requirements”), and (ii) to the Company’s knowledge, the Company and its Subsidiaries have, and since May 25, 2023 have had, all necessary rights, consents, and licenses to input the data that the Company and its Subsidiaries have used for AI System training.

Section 2.11          Contracts.

(a)          Section 2.11(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, other than any Company Contract that is a (1) nondisclosure agreement entered into (x) in the ordinary course of business or (y) in connection with discussions, negotiations and transactions related to this Agreement, Acquisition Proposal or other potential strategic transactions, (2) that is an Employee Plan (except as set forth in Section 2.11(a)(i)), (3) filed as an exhibit to the Company SEC Documents, or (4) that is a Standard Contract, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i)         any Company Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(ii)       any Company Contract with any current Company Associate pursuant to which the Company or any of its Subsidiaries is required to pay annual base compensation in excess of $250,000, including any Company Contract with each “Specified Officer” identified in Section 2.11(a) of the Company Disclosure Schedule;

(iii)      any Company Contract that requires by its terms the payment or delivery of cash or other consideration (A) by the Company or any of its Subsidiaries in an amount having an expected value in excess of $500,000 in the twelve months ended on December 31, 2026 or (B) to the Company or any of its Subsidiaries in an amount having an expected value in excess of $1,000,000 in the twelve months ended on December 31, 2026, in each case except for purchase orders and professional service providers;

(iv)       any Company Contract under which the Company or any of its Subsidiaries (A) have created, incurred, assumed or guaranteed any Indebtedness for borrowed money, (B) have advanced or loaned an amount to any Person or (C) have granted to any Person a security interest in the Company’s or such Subsidiary’s tangible or intangible assets, in each case, excluding any obligations incurred pursuant to business credit card expenditures in the ordinary course of business;

(v)        any Company Contract constituting a joint venture, strategic alliance, partnership, or limited liability company, in each case, for the sharing of profits and losses;

(vi)      any Company Contract that limits, restricts or prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or limits, restricts or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;

(vii)      any Company Contract (A) with any record or, to the knowledge of the Company, beneficial owner as of the date hereof of five percent (5%) or more of the voting securities of the Company or any Affiliate of the foregoing (or, to the knowledge of the Company, any immediate family member of any of the foregoing), or (B) of the type that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act;

(viii)      any Company Contract for the lease or sublease of any material real property;

(ix)      any Company Contract relating to the acquisition or disposition of any business, or a material amount of stock or assets of any Person, in each case, for consideration in excess of $500,000 (whether by merger, sale of stock, sale of assets or otherwise) with material obligations remaining to be performed by the Company or any of its Subsidiaries or material liabilities of the Company or any of its Subsidiaries continuing after the date of this Agreement;

(x)        any Company Contract with any Governmental Body under which payments were received by the Company and its Subsidiaries in the twenty-four (24) months ended December 31, 2025 or have been or are expected to be received by the Company and its Subsidiaries in the twelve (12) months ended December 31, 2026;

(xi)       any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock or other equity interests or securities;

(xii)       any Contract containing a right of first refusal, right of first negotiation or right of first offer in each case with respect to any equity interests or assets in favor of a party other than the Company or its Subsidiaries;

(xiii)    any Contract relating to the settlement of any Legal Proceeding that (A) provides for any continuing material non-monetary obligations on the part of the Company or any of its Subsidiaries and (B) requires payment obligations after the date hereof, in excess of $250,000;

(xiv)      any Contract with a Material Vendor or Material Customer;

(xv)      any Company Contract (A) containing any exclusivity obligations or otherwise limiting the freedom or right of the Company or any of its Subsidiaries, in any material respect, to engage in any line of business or to compete with any other Person in any location or line of business or (B) containing any “most favored nations” terms and conditions (including with respect to price) granted by the Company or any of its Subsidiaries, in each case; provided that such clause would be expected to be material to the Company and its Subsidiaries, taken as a whole;

(xvi)     any Company Contract that is an In-bound License or an Out-bound License; and

(xvii)     any Contract that is required to be set forth on Section 2.9(b) of the Company Disclosure Schedule.

(b)        The Company has made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract, including all amendments, waivers or other changes thereto, as in effect. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in violation, breach of or default under any Material Contract and, neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any other party thereto has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company and any of its Subsidiaries party thereto, enforceable by the Company or any of its Subsidiaries, as applicable, and, to the knowledge of the Company, each other party thereto in accordance with its terms, and is in full force and effect, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, preferential transfers affecting enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (clauses (i) and (ii), the “Bankruptcy and Equity Exceptions”). Neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, any bona fide notice of any (A) intent by any party to terminate, cancel, not renew or materially modify any Material Contract or (B) violation or breach or default under any Material Contract that has not since been cured, except for such violations or breaches that have not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There has not occurred any event, circumstance or condition that (with or without notice or lapse of time, or both) gives or would give to any other party any right of termination, cancellation, acceleration or material modification with respect to any Material Contract, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has waived in writing any material right under any Material Contract, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.12        Liabilities. The Company and its Subsidiaries do not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; and (iii) liabilities incurred since the date of the Balance Sheet in the ordinary course of business (none of which results from, arises out of or relates to any material breach, infringement, tort or violation of, or default under, a Material Contract). Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act.

Section 2.13          Compliance with Legal Requirements; Regulatory Matters.

(a)          The Company and its Subsidiaries are, and for the past six (6) years, have been, in compliance in all material respects with all applicable Legal Requirements, including Healthcare Laws. All products manufactured by the Company and its Subsidiaries and all services performed by the Company or its Subsidiaries are and have been at all times in the past six (6) years operated, manufactured and performed in compliance with all applicable Healthcare Laws. For the past four (4) years, no Legal Proceeding is or has been pending, or threatened in writing, or to the knowledge of the Company, threatened verbally against the Company or its Subsidiaries alleging any material breach or violation of, material non-compliance with, or default under any Healthcare Laws or threatened in writing under any other Legal Requirement, in each case, in connection with the conduct of the business. For the past four (4) years, neither the Company nor any of its Subsidiaries have received written notice of or been charged with, nor has any subpoena, investigation, or other proceeding been filed or commenced against the Company or any of its Subsidiaries involving, any material alleged violation of any Legal Requirement, including Healthcare Laws, or in the case of Healthcare Laws, to the knowledge of the Company, oral notice of any of the foregoing.

(b)         Neither the Company nor its Subsidiaries is or for the past five (5) years has been (i) subject to or bound by any consent decree, judgment, corporate integrity agreement, deferred or non-prosecution agreement, settlement agreement or similar agreement with any Governmental Body, including the FDA, the DEA, the DOJ, the OIG, or any similar foreign Governmental Body, and no such consent decree, judgment, or agreement is pending or threatened in writing, or to the knowledge of the Company, threatened verbally, (ii) a defendant or named party in any qui tam litigation or litigation under the False Claims Act (31 U.S.C. §§ 3729-3733) and no such proceeding is pending or threatened in writing, (iii) a defendant in or convicted or indicted of a criminal or civil offense under any Healthcare Law and no such proceeding is pending or threatened in writing, or to the knowledge of the Company, threatened verbally, or (iv) assessed a civil monetary penalty under Section 1128A of the Social Security Act and no such penalty is pending or threatened in writing or to the knowledge of the Company, threatened verbally.

(c)          Without limiting the foregoing, in the past five (5) years:

(i)        neither the Company nor any of its Subsidiaries has made any false, misleading, or untrue statement of fact, or failed to disclose a fact required to be disclosed, to any Governmental Body, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the U.S. Food and Drug Administration (the “FDA”) to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto or for any other Governmental Body to invoke any similar policy;

(ii)      neither the Company nor any of its Subsidiaries has experienced a theft or loss of controlled substances or listed chemicals that would require reporting to any Governmental Body, including the U.S. Drug Enforcement Administration (the “DEA”) or any similar foreign Governmental Body, or experienced any diversion of controlled substances or listed chemicals or any breach of the security systems and procedures required under any applicable Legal Requirement, including Healthcare Laws, governing the Company’s and its Subsidiaries’ development, testing, investigation, manufacture, storage, handling, transportation, distribution, marketing, or sale of products;

(iii)       all products manufactured by the Company and its Subsidiaries have been developed, tested, sourced, manufactured, distributed, exported, imported, stored, handled, and sold in compliance with all Healthcare Laws; and no product manufactured, distributed, or sold by the Company or its Subsidiaries has been adulterated or misbranded by the Company, seized, withdrawn, recalled, detained, or subject to any suspension of manufacturing, import hold or refusal, field notification, field correction, or safety alert. To the knowledge of the Company, there has occurred no change reasonably likely to cause (a) a change in the manufacture of any such product outside the ordinary course of business, (b) a suspension of manufacturing, seizure, denial, withdrawal, recall, detention, import alert, field notification, field correction, or safety alert relating to any such product, (c) a termination, seizure, or suspension of marketing of any such product, or (d) a product to become adulterated or misbranded;

(iv)       neither the Company nor any of its Subsidiaries has (a) received from the FDA any Form FDA 483, warning letter, notice of adverse finding, or notice of deficiency, or similar communication from the FDA or any other Governmental Body alleging or asserting (i) any ownership, manufacturing, operation, storage, import, export, distribution, marketing, pricing, sale, promotion, warehousing, packaging, labeling, handling and/or testing thereof is in violation in any material respect of any applicable Healthcare Laws or Governmental Authorization, (ii) a material violation of any Healthcare Laws by the Company or its Subsidiaries, or (iii) alleging that any such violation has not been remedied, or (b) been the subject of any material Legal Proceeding commenced by or on behalf of a Governmental Body, including the FDA, the DEA, the DOJ, the United States Department of Health and Human Services Office of Inspector General (“OIG”), or any similar foreign Governmental Body; and

(v)       the Company and its Subsidiaries have been in material compliance with all Legal Requirements regarding the retention and integrity of records and documents. All reports, data, documents, forms, claims, permits, submissions, filings, notices, applications, and records required to be filed with, maintained in connection with, or furnished to a Governmental Body by the Company and its Subsidiaries have been so filed, maintained, or furnished, and all such reports, data, documents, forms, claims, permits, submissions, filings, notices, applications, and records were true and complete on the date filed (or, to the extent required to be updated or corrected, were updated or corrected to be true, accurate and complete as of the date of such update).

(d)        None of the Company, its Subsidiaries, or their respective officers, directors, managers, members, employees, or to the knowledge of the Company, their respective contractors or agents, are or have been (i) debarred, excluded, or suspended by the FDA or any other Governmental Body pursuant to 21 U.S.C. § 335a or similar Legal Requirements, or (ii) made subject to any pending or, to the knowledge of the Company, threatened or contemplated action that could reasonably be expected to result in such debarment, exclusion or suspension.

(e)        The Company and its Subsidiaries have never been enrolled in, participated in, authorized to bill, or directly claimed or received reimbursement from, any Governmental Program or from any other Third-Party Payor Program for services reimbursable under such programs.

(f)        Neither the Company, its Subsidiaries, nor any of their personnel (whether employees or independent contractors) have submitted, or caused to be submitted, any claim in connection with any referral which violated any applicable self-referral law, including the Anti-Kickback Statute or any applicable state anti-kickback Legal Requirement.

(g)         The Company and its Subsidiaries maintain a compliance program consistent in all material respects with the compliance guidance published by the OIG, and copies of all such compliance program materials have been provided to Parent prior to the date hereof. The Company and its Subsidiaries have at all times been in material compliance with its compliance program. The Company and its Subsidiaries have promptly and duly investigated any reports of alleged compliance violations, have taken corrective actions as reasonably determined to be warranted, and have no knowledge of any current material compliance issues.

(h)          The Company and each Subsidiary is and, since the date that is six (6) years prior to the date hereof, has been in material compliance with HIPAA, to the extent required by HIPAA, and has taken the necessary steps to ensure Protected Health Information (as defined under HIPAA) is and, since the date that is six (6) years prior to the date hereof, has been protected against unauthorized access, use, modification or disclosure. The Company and each Subsidiary: (i) has designated an officer who is responsible for the development and implementation of such entity’s HIPAA compliance infrastructure; (ii) has entered into, and at all times in the past six (6) years complied with the terms of, business associate agreements as described under HIPAA when required by HIPAA; (iii) has provided regular training to its Workforce (as defined under HIPAA) with respect to and to the extent required for compliance with HIPAA; (iv) has adopted, and has been in compliance with, HIPAA policies and procedures; and (v) has completed regular security risk analyses in compliance with HIPAA and has addressed and remediated all material threats, vulnerabilities, and deficiencies that have been identified. Neither the Company nor any Subsidiary has, since the date that is five (5) years prior to the date hereof, received any written, or to the knowledge of the Company, oral notice from any governmental entity alleging a violation of HIPAA. Neither the Company nor any Subsidiary has made, or been required to make, any disclosures or notifications to any Person regarding a violation of HIPAA.

(i)          The Company and its Subsidiaries are and have been at all times in compliance in all material respects with all applicable Legal Requirements in respect to the generation, transportation, treatment, storage, disposal or other handling of medical waste.

Section 2.14        Anti-Corruption and Trade Control Laws. Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor, to the knowledge of the Company, any agent or other third party representative acting on behalf of the Company and its Subsidiaries: (x) is currently, or has been since April 24, 2019, (a) a Sanctioned Person, (b) located, organized or resident in a Sanctioned Country, (c) engaging in any dealings or transactions with any Sanctioned Persons or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Export-Import Laws, or (d) otherwise in violation of applicable Sanctions Laws, Export-Import Laws, or anti-boycott Legal Requirements administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service and Office of Foreign Assets Control (collectively, “Trade Control Laws”); or (y) in the last five (5) years, has on behalf of or in connection with the Company and its Subsidiaries, made or accepted any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official or other Person in violation of any applicable Anti-Corruption Laws. In the last five (5) years, neither the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company and its Subsidiaries, received from any Governmental Body any written notice, inquiry, or any internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Body, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws. The Company further represents that it has maintained, and has caused each of its Subsidiaries and affiliates to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with the Anti-Corruption Laws, and to ensure that all books and records of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets. There are no pending or, to the knowledge of the Company, threatened claims against the Company or any of its Subsidiaries with respect to Trade Control or Anti-Corruption Laws, nor any actions, conditions, facts or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Control or Anti-Corruption Laws.

Section 2.15          Data Protection.

(a)       The Company and its Subsidiaries are, and have in the past six (6) years been, in compliance with the Data Security Requirements. The Company and its Subsidiaries have not sold any Personal Information or otherwise supplied Personal Information to a third party for remuneration or other consideration except in compliance with Data Security Requirements, or used or permitted any Personal Information to be used as training data in connection with the use of any machine learning technology.

(b)        The Company and its Subsidiaries display and have displayed a privacy policy on each website and application owned, controlled or operated by each of the Company and its Subsidiaries, and the Company and its Subsidiaries have ensured that all data subjects from whom the Company and its Subsidiaries collect Personal Information are provided with effective notice of the Company and/or its Subsidiaries’ privacy policies to the extent required by Data Security Requirements. Each such privacy policy incorporates all disclosures to data subjects required by applicable Privacy Laws. None of the disclosures made or contained in any such privacy policy has been materially inaccurate, misleading or deceptive, or in violation of the Privacy Laws (including containing any material omission).

(c)          The Company and its Subsidiaries have implemented and have in the past six (6) years maintained a comprehensive written information security program that includes commercially reasonable administrative, technical, and physical safeguards designed to protect the security, confidentiality, integrity and availability of Sensitive Information and Systems (including as required by Data Security Requirements) to protect: (i) the integrity, security, and operations of all Systems; and (ii) all Sensitive Information owned, controlled, or stored by the Company and its Subsidiaries from and against Security Incidents. The Company and its Subsidiaries have implemented and maintained a compliance program, satisfying the requirements of applicable Data Security Requirements to detect data security incidents and to protect Personal Information against loss and against unauthorized access, use, modification, disclosure, or other misuse.

(d)          The Company and its Subsidiaries have regularly conducted and regularly conduct vulnerability testing, risk assessments, and external audits of, and track Security Incidents related to, the Systems and products (collectively, “Information Security Reviews”); timely corrected any “high” and “critical” exceptions or vulnerabilities identified in such Information Security Reviews; and made available true and accurate copies of all Information Security Reviews. The Company provides its employees with regular training on data security matters.

(e)         There have been no: (i) Security Incidents, and (ii) neither the Company nor any of its Subsidiaries have received, or otherwise been subject to, any written notices, complaints, audits, proceedings, investigations or claims conducted or asserted by any other Person (including any Governmental Body) regarding any unauthorized or unlawful Processing of Personal Information or violation of any Data Security Requirements and, to the knowledge of the Company, there are no facts or circumstances which could reasonably serve as the basis for any material allegations or claims. Neither the Company nor its Subsidiaries have received any correspondence relating to, or notice of any proceedings, claims, investigations or alleged violations of any subject access or other individual rights requests made pursuant to the Data Security Requirements, with respect to Personal Information from any person or governmental authority, and, to the knowledge of the Company, there is no such ongoing proceeding, claim, investigation or allegation.

(f)          The Company and its Subsidiaries have entered into Contracts with every third party that Processes Sensitive Information collected, held, or processed by or on behalf of the Company and its Subsidiaries that require such third parties to comply with applicable Data Security Requirements. To the knowledge of the Company, no third party has breached such contractual obligations. Neither the Company nor any of its Subsidiaries is in breach of any contractual obligation with respect to Sensitive Information.

(g)          The consummation of any of the Transactions will not violate any applicable Data Security Requirements as they currently exist or as they existed at any time during which any of the Personal Information was collected or obtained.

Section 2.16         Governmental Authorizations. The Company and its Subsidiaries hold, and at all times for the past five (5) years have held, all material Governmental Authorizations necessary to enable the Company and its Subsidiaries to conduct its business, and such Governmental Authorizations held by the Company or its Subsidiaries are set forth on Section 2.16 of the Company Disclosure Schedule. With respect to the Governmental Authorizations held by the Company and its Subsidiaries: (i) such Governmental Authorizations are valid and in full force and effect, except where failure to hold such Governmental Authorizations would not be, or would reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole; and (ii) the Company and its Subsidiaries are in compliance in all material respects with the terms and requirements of such Governmental Authorizations, except where failure to hold such Governmental Authorizations would not be, or would reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole. For the past five (5) years, neither the Company nor its Subsidiaries has received written notice from any Governmental Body regarding (i) any material violation of any Governmental Authorization, or any failure to so comply in any respect with any material term or requirement of any Governmental Authorization, or (ii) any actual, threatened in writing, or to the knowledge of the Company, threatened verbally, or proposed in writing, or to the knowledge of the Company, proposed verbally material modification, non-renewal, revocation, withdrawal, suspension, cancellation, or termination of any Governmental Authorization. No statement of deficiencies, survey report, inspection report, audit results, other notice of noncompliance, or any revocation, termination, suspension or limitation of any of the Governmental Authorizations held by the Company and its Subsidiaries has been received, issued, or threatened in writing, or to the knowledge of the Company threatened verbally, for which any actual or potential payment or requirement to take corrective action exists. All material applications, reports, and filings required to be submitted by or on behalf of the Company or its Subsidiaries for or in connection with the renewal or maintenance of any Governmental Authorization have been submitted on a timely basis or with appropriate extensions, and all such applications, reports, and filings were true, correct and complete in all material respects when filed. All fees or other amounts required to be paid in connection with any such applications, reports, and filings have been paid to the appropriate Governmental Body.

Section 2.17          Tax Matters.

(a)          Except as described in Section 2.17(a) of the Company Disclosure Schedule, (i) each of the income and other material Tax Returns required to be filed by the Company and its Subsidiaries with any Governmental Body has been filed on or before the applicable due date (taking into account any valid extensions of such due date), and all such Tax Returns are true, accurate and complete in all material respects, and (ii) all Taxes, whether or not shown as due on such Tax Returns have been paid. There are no Encumbrances upon the assets of the Company or any of its Subsidiaries, other than those described in clause (a) of the definition of Permitted Encumbrances.

(b)          Except as described in Section 2.17(b) of the Company Disclosure Schedule, (i) there are no pending audits, examinations or notices by a Governmental Body concerning any Tax or Tax Return of the Company or its Subsidiaries, and no such proceeding has been threatened in writing and (ii) no deficiency or proposed adjustment for any Tax has been asserted or assessed by a Governmental Body in writing against the Company or any of its Subsidiaries which deficiency has not been paid in full or which has not been withdrawn, settled, or resolved in full.

(c)          All Taxes required to have been withheld and paid in connection with amounts paid by the Company or its Subsidiaries to any employee, independent contractor or other Person have been duly and timely withheld, and paid over to the appropriate Governmental Body or properly set aside in accounts for this purpose in accordance with applicable Legal Requirements.

(d)          Other than as a result of any validly obtained extension of time to file a material Tax Return, neither the Company nor any of its Subsidiaries has (i) agreed to any waiver of any statute of limitations in respect of Taxes that remains in effect or (ii) consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any Governmental Body (other than any extension of time which is no longer in effect).

(e)          No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings related to Taxes of the Company or any of its Subsidiaries have been entered into, issued by or requested from any Tax Governmental Body.

(f)          Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such agreements or arrangements (i) exclusively between or among the Company and its Subsidiaries or (ii) with third parties made in the ordinary course of business, the principal purpose of which is not Tax). Neither the Company nor any of its Subsidiaries (A) is or has been a member of a group filing Tax Returns on an affiliated, consolidated, combined, or unitary basis (other than a group the common parent of which is the Company) or (B) has any material liability for the Taxes of another Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements), as a transferee or successor, by contract (other than such agreements or arrangements (I) exclusively between or among the Company and its Subsidiaries or (II) with third parties made in the ordinary course of business, the principal purpose of which is not Tax), or otherwise by operation of Legal Requirements.

(g)          Within the past two (2) years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h)          Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction or loss from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in, or improper use of, any method of accounting prior to the Closing for any taxable period ending on or prior to the Closing Date; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Legal Requirement) entered into prior to the Closing; (iii) any installment sale or open sale transaction disposition made prior to the Closing; (iv) any prepaid amount received or deferred revenue incurred on or prior to the Closing Date; or (v) any deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, foreign Legal Requirement) incurred prior to the Closing. Neither the Company nor any of its Subsidiaries has made an election under Section 965(h) of the Code.

(i)          Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(b)(2) or any similar transaction requiring disclosure in accordance with any corresponding Legal Requirement.

(j)          The unpaid Taxes of the Company and its Subsidiaries did not as of the date of the Balance Sheet exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto).

(k)          Since the date of the Balance Sheet, the Company and its Subsidiaries have not incurred any material liability for Taxes other than in the ordinary course of business or as contemplated by this Agreement.

(l)          No claim has been made by a Governmental Body in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Taxes assessed by such jurisdiction.

(m)         The Company has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(n)          The U.S. federal income tax classifications of the Company and each of its Subsidiaries are set forth on Section 2.17(n) of the Company Disclosure Schedule. The Company is and always has been an accrual method taxpayer.

(o)          The Company has properly complied in all material respects with all applicable Legal Requirements and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act for 2020 (or any similar election under state, local or non-U.S. Legal Requirement) and Section 2301 of the CARES Act (or any similar election under state, local or non-U.S. Legal Requirement).

(p)          The Company has been in material compliance with all applicable Legal Requirements relating to transfer pricing, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodology (as required under Section 482 of the Code and any other applicable state, local or non-U.S. Legal Requirement).

Section 2.18          Employee Matters; Benefit Plans.

(a)         Except as required by applicable Legal Requirements, the employment of each of the employees of the Company and its Subsidiaries located in the United States is terminable by the Company or any of its Subsidiaries (as applicable) at will.

(b)        Neither the Company nor any of its Subsidiaries is party to, has any duty to bargain for, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or its Subsidiaries. No notice, consent or consultation obligations with respect to any employees of the Company or its Subsidiaries, or any union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby. Since May 25, 2023, there has not been any strike, material slowdown, work stoppage, lockout, picketing or labor dispute, or any threat thereof, or to the knowledge of the Company, any organizing effort affecting the Company and its Subsidiaries or any of their employees. Since May 25, 2023, and except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have complied with all applicable Legal Requirements related to employment or employment practices, including those pertaining to payment of wages and hours of work, leaves of absence, plant closing notifications, employment statutes and regulations, workplace health and safety, retaliation and discrimination matters, including charges of unfair labor practices or harassment complaints, and there is no (and since May 25, 2023, there has been no) material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to such applicable Legal Requirements.

(c)         There is no, and since May 25, 2023, there has been no pending or, to the knowledge of the Company, threatened Legal Proceeding or settlement or, to the knowledge of the Company, allegation, in each case, relating to sex-based discrimination, sexual harassment or sexual misconduct involving the Company or any of its Subsidiaries or any of their current or former executives, officers or directors in relation to their work for the Company or any of its Subsidiaries. No Company Associate who is an officer, or who earns annual base compensation equal to or exceeding $200,000 (i) to the knowledge of the Company, has given notice of termination of employment or otherwise disclosed plans to terminate employment with any of the Company or its Subsidiaries within the twelve (12) month period following the date hereof or (ii) is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(d)          Section 2.18(d) of the Company Disclosure Schedule sets forth a complete and accurate list of the material Employee Plans (which will not include any employment agreement for employees of the Company or its Subsidiaries; equity grant notices, and related documentation, with respect to employees of the Company or its Subsidiaries; or agreements with consultants entered into in the ordinary course of business, in each case, that is in all material respects consistent with a standard form agreement or notice made available to Parent, which standard form or notice is scheduled on Section 2.18(d) of the Company Disclosure Schedule) and separately identifies each material Employee Plan that is maintained primarily for the benefit of any current or former Company Associate who performs or performed services for the Company or its Subsidiaries outside the United States (each, a “Foreign Employee Plan”). The Company has made available to Parent, with respect to each material Employee Plan, accurate and complete copies of the following (other than any employment agreement for non-officer employees of the Company or its Subsidiaries; equity grant notices, and related documentation, with respect to employees of the Company or its Subsidiaries; and agreements with consultants entered into in the ordinary course of business, in each case, that is in all material respects consistent with a standard form agreement or notice made available to Parent prior to the date of this Agreement), as relevant: (i) all plan documents and all amendments thereto (or, if not reduced to writing, a written summary of all material plan terms), and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent Form 5500; (iv) the most recent summary plan description and any material modifications thereto; (v) the results from the most recent nondiscrimination tests required to be performed under the Code for each of the last three (3) years; (vi) all Forms 1094-C for the Company for 2020 to 2024; and (vii) any non-routine correspondence (including any applications or submissions under any voluntary correction programs) with any Governmental Body within the last six (6) years.

(e)          No Employee Plan is, and neither the Company nor any of its Subsidiaries nor any other Person that would be or, at any relevant time, would have been considered a single employer with any of the Company and its Subsidiaries under the Code or ERISA has during the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, or has, or during the past six (6) years has had any liability (actual or contingent) in respect of (i) a “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan that is or was subject to Title IV of ERISA, Section 412 or 430 of the Code or Section 302 of ERISA, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA, (ii) a “multiple employer plan” as described in Section 413(c) of the Code or Section 210 of ERISA, or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(f)          Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code and each trust related thereto that is intended to be exempt from Taxes under Section 501(a) of the Code is the subject of a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and to the knowledge of the Company, no event has occurred since the date of the most recent determination or opinion letter that would reasonably be expected to cause the revocation of such determination or letter or result in any material liability to the Company or its Subsidiaries. Each of the Employee Plans is now and has been established, operated, funded and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including ERISA and the Code, and all required contributions, distributions, and premiums under each Employee Plan for the six-year period ending on or before the Closing Date have been made or accrued, to the extent required to be accrued under GAAP. Neither the Company nor, to the knowledge of the Company, any fiduciary, trustee or administrator of any Employee Plan has engaged in any transaction with respect to any Employee Plan that could subject any such Employee Plan, the Company or its Subsidiaries, to any liability for a “prohibited transaction” within the meaning of Section 406 of ERISA or Code Section 4975 or that has subjected or would reasonably be expected to subject the Company or its Subsidiaries to any tax or other penalty under the Code, ERISA, or any other applicable Legal Requirements. Neither the Company nor any of its Subsidiaries has incurred or would reasonably be expected to incur or be subject to any material penalty, Tax (whether or not assessed) or other penalty under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)        There is no pending or, to the knowledge of the Company, threatened Legal Proceeding with respect to any Employee Plan (other than routine claims for benefits), and to the knowledge of the Company, no fact or circumstance exists that would be reasonably likely to give rise to any such Legal Proceeding. No Employee Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Body, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty or voluntary compliance.

(h)         Except to the extent required under Section 601 et seq. of ERISA or Section 4980B of the Code (or any other similar state or local Legal Requirement), neither the Company nor any ERISA Affiliate, or any Employee Plan has any obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company or any of its Subsidiaries pursuant to any retiree medical benefit plan or other retiree welfare plan and the Company has never promised to provide such post-termination benefits.

(i)       All Foreign Employee Plans comply in all material respects with applicable local Legal Requirements and have been maintained in good standing with applicable regulatory authorities in all material respects, and if intended to qualify for favorable tax treatment, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such favorable tax treatment with respect to such Foreign Employee Plans. All Foreign Employee Plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based on reasonable actuarial assumptions, except where such failure to comply or failure to be so funded or book reserved has not had and would not reasonably be expected to result, individually or in the aggregate, in a material liability to the Company and its Subsidiaries or otherwise interfere in any material respect with the conduct of their respective businesses as now being conducted.

(j)         Each Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code. No Person is entitled to (i) any gross-up, make-whole, indemnification, reimbursement, or other additional payment from the Company or its Subsidiaries in respect of any Tax or interest or penalty under Section 409A of the Code or Section 4999 of the Code or (ii) any other material gross-up or material make-whole, indemnification reimbursement, or other additional payment from the Company or its Subsidiaries in respect of any Tax.

(k)       Except as set forth on Section 2.18(k) of the Company Disclosure Schedule and except as expressly contemplated by this Agreement, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former Company Associate to any cash payment, (ii) cause or accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such current or former Company Associate, (iii) directly or indirectly cause the Company and its Subsidiaries to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) limit or restrict the right of the Company, Parent, or any of their respective Affiliates to merge, amend or terminate any Employee Plan, (v) result in any forgiveness of indebtedness of any current or former Company Associate, (vi) otherwise give rise to any liability under any Employee Plan, or (vii) result in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or in any deduction limitation or excise tax imposed under or by operation of Section 280G of the Code.

Section 2.19        Environmental Matters.

(a)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are, and since May 25, 2023 have been, in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective business, and no Legal Proceeding is pending or, to the knowledge of the Company, threatened, the effect of which could reasonably be to suspend, materially modify, or terminate any such Governmental Authorization.

(b)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no investigation or Legal Proceeding relating to or arising under any Environmental Law that is (i) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (ii) pending or, to the knowledge of the Company, threatened against any Leased Real Property.

(c)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or any of its Subsidiaries relating to or arising under Environmental Laws.

(d)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (1) to the knowledge of the Company, no Person has been exposed to any Hazardous Materials at a property or facility of the Company or any of its Subsidiaries at levels in excess of applicable permissible exposure levels; and (2) neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any other Person, has Released Hazardous Materials on, at, under or from any real property or facility, including the Owned Real Property and the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company or any of its Subsidiaries under any Environmental Law.

(e)        Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in leases for real property.

Section 2.20       Insurance. Section 2.20 of the Company Disclosure Schedule sets forth a complete and correct list of all insurance policies and all self-insurance programs maintained by the Company and its Subsidiaries (collectively, the “Insurance Policies”), together with a description of any claim paid out or pending in the last three (3) years under the Insurance Policies (or any prior policies). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Insurance Policies are in full force and effect (except for any expiration thereof in accordance with its terms) and all premiums have been paid, no notice of cancellation, non-renewal, termination, modification, reduction of coverage or dispute of coverage has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder, nor, to the Company’s knowledge, has any such cancellation, termination or non-renewal been threatened. There is not any pending claim that has been denied or rejected by any insurer and not successfully appealed and covered, except as would not be, or would reasonably be expected to be, material to the Company and its Subsidiaries taken as a whole. No policy limits of any Insurance Policy have been exhausted or materially eroded or reduced, and policies providing substantially similar insurance coverage have been in effect continuously during the last three (3) years. The Insurance Policies are sufficient for compliance with all applicable legal requirements and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound.

Section 2.21        Legal Proceedings; Orders.

Except as disclosed in Section 2.21 of the Company Disclosure Schedule:

(a)         There are no, and since May 25, 2023, there have been no, Legal Proceedings pending (or, to the knowledge of the Company, threatened in writing) against the Company or any of its Subsidiaries or to the knowledge of the Company, against any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has any present intention to initiate any material Legal Proceeding.

(b)         Since May 25, 2023, there has been no order to which the Company or any of its Subsidiaries is subject that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)         Since May 25, 2023, there has been no investigation or review by any Governmental Body with respect to the Company or any of its Subsidiaries or, to the Company’s knowledge, is being threatened, other than any investigations or reviews that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.22        Fairness Opinion. The Company Board has received the opinion from Craig-Hallum Capital Group LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken and other matters that Craig-Hallum Capital Group LLC considers relevant, the Common Stock Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than the Parent and its affiliates), and such opinion has not been withdrawn, revoked or modified. The Company will provide to Parent a copy of such written opinion promptly following the date hereof solely for informational purposes (it being understood and agreed that such opinion is solely for the benefit of the Transaction Committee of the Company Board and the Company Board and may not be relied upon by Parent or Merger Sub).

Section 2.23       Brokers and Other Advisors. Except for Bourne Capital Partners, LLC and Craig-Hallum Capital Group LLC, no broker, finder, agent, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company and its Subsidiaries. The Company has made available to Parent accurate and complete copies of all Contracts pursuant to which Bourne Capital Partners, LLC or Craig-Hallum Capital Group LLC or any of its respective Affiliates is entitled to any fees, rights of indemnification and expenses in connection with the Transactions.

Section 2.24       Material Vendors and Material Customers. Section 2.24 of the Company Disclosure Schedule sets forth a complete and correct list of the ten (10) largest vendors (by annual payments) (each a “Material Vendor”) and ten (10) largest customers (by annual sales revenue) (each a “Material Customer”) of the Company and its Subsidiaries in terms of the dollar volume of payments or receipts, respectively, during the twelve months ended on December 31, 2025. Since December 31, 2025, no Material Vendor or Material Customer has provided written or, to the knowledge of the Company, oral notice of its intent, or taken any material action, to cancel, terminate, not renew or materially decrease the volume of payments or, to the knowledge of the Company, threatened to do any of the foregoing, with respect to any arrangement with the Company or any of its Subsidiaries. Since May 25, 2023, the Company has not made any material changes to its billing, pricing, collections, credit or discounting policies with respect to a Material Customer.

Section 2.25      Related Party Transactions. Except for any indemnification, compensation or other employment arrangements in the ordinary course of business, neither the Company nor any of its Subsidiaries is a party to any Contract, commitment or transaction with or for the benefit of any Person that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act and that is not so disclosed.

Section 2.26        No Other Representations or Warranties; Acknowledgement by the Company.

(a)        Except for the representations and warranties expressly set forth in this ARTICLE II, in any other agreements contemplated hereby or in any certificate delivered hereunder, neither the Company nor any of its Subsidiaries or any of their Affiliates nor any other Person on behalf of any of them is making or has made any express or implied representations or warranties of any kind or nature whatsoever, including with respect to the Company and its Subsidiaries or their respective businesses or with respect to any other information made available to Parent, Merger Sub or their Representatives in connection with the Transactions, including the accuracy or completeness thereof and the Company and its Subsidiaries hereby expressly disclaim any such other representations and warranties.

(b)          The Company acknowledges and agrees that, except for the representations and warranties made by Parent, Merger Sub or the Equity Financing Parties in this Agreement or any other agreements contemplated hereby, none of Parent, Merger Sub or any of their Affiliates nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub or any of their Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub or any of their Subsidiaries or any other matter made available to the Company or its Representatives in expectation of, or in connection with, this Agreement or the Transactions. The Company is not relying upon and specifically disclaims that it is relying upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that Parent, Merger Sub and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows, as of the date hereof and as of the Closing:

Section 3.1        Due Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Merger Sub, including all amendments thereto.

Section 3.2         Authority; Binding Nature of Agreement. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors, and no other corporate proceedings on the part of Parent and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions (subject, in case of the Merger, to the recordation of appropriate merger documents as required by the DGCL). This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, is or will be, as applicable, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 3.3         Non-Contravention; Consents. Assuming compliance with the applicable provisions of the Exchange Act, the DGCL, and the HSR Act, if applicable, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the Transactions, will not: (a) conflict or contravene with or cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Merger Sub; (b) conflict or contravene with or cause a violation by Parent or Merger Sub of any Legal Requirements or order applicable to Parent or Merger Sub, or to which they are subject; (c) conflict or contravene with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any Contract; or (d) conflict or contravene with or cause a violation by Parent and Merger Sub of their respective Governmental Authorizations, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Proxy Statement), state Takeover Laws, the DGCL, the HSR Act, no authorization, registration, approval, order, Consent, notice, or filing is required from any Governmental Body at or prior to the Closing in connection with the execution and delivery of this Agreement or the consummation by Parent or Merger Sub of the Merger or the other Transactions, other than such filings, registration, notifications, authorizations, approvals, notices, orders or Consents that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders, or of any equity holders of any Affiliate of Parent, is necessary to approve this Agreement or any of the Transactions that has not already been obtained as of the date hereof. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Legal Requirement or its organizational documents to approve this Agreement and the Merger.

Section 3.4         Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incidental to its formation and its entry into this Agreement and performance hereunder. Parent is the record and beneficial owner of all of the outstanding capital stock of Merger Sub and Merger Sub does not have any other outstanding securities or instruments exercisable for, or otherwise convertible or exchangeable into, capital stock or any other security of Merger Sub.

Section 3.5        Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or threatened against Parent or Merger Sub, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as has not had, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 3.6          Financing; Guarantee.

(a)         Concurrently with the execution and delivery of this Agreement, Parent and Merger Sub have provided to the Company true, complete and correct copies of the fully executed (i) equity commitment letter, dated as of the date hereof, between Parent and each of the Equity Financing Parties (the “Equity Commitment Letter”), pursuant to which the investor parties thereto (the “Equity Financing Parties”) have committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amounts set forth therein for the purpose of financing the Transactions (the “Equity Financing”), (ii) debt commitment letter from the Debt Financing Sources party thereto (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions thereof, to lend, directly or indirectly, the amount set forth therein, including for the purpose of financing the Transactions (the “Debt Financing” and together with the Equity Financing, the “Financing”) and (iii) the fee letters dated the date hereof from the Debt Financing Sources party thereto which may be redacted for fee amounts, price caps and other economic or commercially sensitive terms and “market flex” provisions; provided, however, that such redactions do not cover terms that reduce the amount of the Debt Financing below the Required Amount, permit the imposition of new or additional conditions precedent or the expansion of the existing conditions precedent to the funding of the Debt Financing at Closing, or which could materially delay or prevent the Closing. The Equity Commitment Letter provides that (A) the Company is a third-party beneficiary thereof in connection with the Company’s exercise of its rights under Section 7.8 and (B) subject in all respects to Section 7.8, Parent and the Equity Financing Parties will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by the Company of such third party beneficiary right.

(b)         Each Financing Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligations of Merger Sub, the Equity Financing Parties, and the Debt Financing Sources party thereto, as applicable, and is enforceable against Merger Sub, the Equity Financing Parties, and, to the knowledge of Merger Sub, the Debt Financing Sources party thereto, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. As of the date hereof, (i) the Financing Commitment Letters have not been amended, modified, withdrawn, terminated or rescinded in any respect, (ii) the financing commitments thereunder have not been withdrawn, terminated or rescinded in any respect and (iii) no such withdrawal, termination or rescission is contemplated that would reduce the commitments thereunder to be less than the Required Amount, or, in the case of the Debt Commitment Letter, impose new or additional conditions precedent or the expansion of the existing conditions precedent to the funding of the Debt Financing at Closing or which could materially delay or prevent the Closing. As of the date hereof, there are no side letters, or other Contracts, related to the funding or investing, as applicable, of the Equity Financing or Debt Financing other than as expressly set forth in the Financing Commitment Letters delivered to the Company prior to the date hereof that would reduce the commitments thereunder to be less than the Required Amount, or, in the case of the Debt Commitment Letter, other than the fee letters, that would impose new or additional conditions precedent or the expansion of the existing conditions precedent to the funding of the Debt Financing at Closing or which could materially delay or prevent the Closing. Parent or its Affiliates have fully paid any and all commitment fees or other fees or expenses in connection with the Financing Commitment Letters that are payable on or prior to the date hereof. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitment Letters. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, to the knowledge of Merger Sub, no event has occurred and no circumstances exist which, with or without notice, lapse of time or both, would or would reasonably be expected (i) to constitute a default or breach on the part of Merger Sub or, to the knowledge of Merger Sub, any other party thereto under the Financing Commitment Letters, or (ii) otherwise result in any portion of the Financing that is required to fund the Required Amount not being available on the Closing Date in accordance with the terms of the Financing Commitment Letters. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, Parent has no reason to believe that (i) any of the conditions to the Financing contemplated by the Financing Commitment Letters will not be satisfied on the Closing Date, or (ii) the Financing will not be available at the Closing in an amount required to fund the Required Amount.

(c)        For the avoidance of doubt, subject to Section 7.8(b), the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’ or any other Person’s ability to obtain any financing, including the Equity Financing, for the consummation of the transactions contemplated hereby in accordance with the terms and provisions of this Agreement.

(d)       Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company a duly executed Guarantee, pursuant to which the Equity Financing Parties are guaranteeing certain obligations of Parent in connection with this Agreement. As of the date hereof, the Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of the Equity Financing Party who executed the Guarantee and, assuming compliance by the Company with its representations, warranties and obligations pursuant to this Agreement and in the Guarantee, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of such Equity Financing Party under the Guarantee.

Section 3.7       Sufficiency of Proceeds. Assuming the Financing is funded in accordance with the Financing Commitment Letters and assuming the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, the net proceeds of the Financing will be, in the aggregate, sufficient to (a) make the payment of the aggregate Closing Consideration, and (b) pay all other amounts (including payment of (x) all amounts payable at the Closing in respect of Company Options, RSUs and PSUs, (y) all amounts necessary to repay any outstanding Indebtedness of the Company required to be repaid by this Agreement at the Closing and (z) all fees, costs and expenses) required to be paid at the Closing by the Company or any of its Subsidiaries, Parent or Merger Sub in connection with the Merger or the Financing in accordance with the terms of this Agreement (collectively, the “Required Amount”).

Section 3.8        Solvency. As of the Effective Time and immediately after giving effect to the Merger, and, assuming the satisfaction of the conditions set forth in Section 5.1 and Section 5.2, (a) the amount of the “fair saleable value” of the assets (on a going concern basis) of the Surviving Corporation and its Subsidiaries, on a consolidated basis, taken as a whole, will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of each of the Surviving Corporation and its Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries, on a consolidated basis, taken as a whole, will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries, on a consolidated basis, taken as a whole, will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 3.9         Ownership of Company Common Stock. Neither Parent nor any of Parent’s controlled Affiliates (provided, that, with respect to controlled portfolio companies advised or managed by one or more controlled Affiliates of Parent (“Portfolio Companies”), solely to the knowledge of Parent) directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates (subject to the knowledge of Parent, with respect to Portfolio Companies) has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock (but excluding any Portfolio Company’s passive ownership of any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock). Neither Parent nor Merger Sub has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock. Neither Parent nor Merger Sub is, or has been at any time during the past three (3) years, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

Section 3.10        Brokers and Other Advisors. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

Section 3.11        Stockholder and Management Arrangements. As of the date hereof, except for the Voting and Support Agreements, neither Parent nor Merger Sub nor any of their respective Affiliates is a party to any Contract, or has made or entered into, or committed or agreed to enter into, any arrangements or other understandings with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares; or (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal.

Section 3.12        No Other Representations or Warranties; Acknowledgement by Parent and Merger Sub.

(a)          Except for the representations and warranties expressly set forth in this ARTICLE III or in any other agreements contemplated hereby or in any certificate delivered hereunder, none of Parent, Merger Sub or any of their Affiliates nor any other Person on behalf of any of them is making or has made any express or implied representations or warranties of any kind or nature whatsoever, including with respect to Parent, Merger Sub or their respective businesses or with respect to any other information made available to the Company or its Representatives in connection with the Transactions, including the accuracy or completeness thereof and Parent and Merger Sub hereby expressly disclaim any such other representations and warranties.

(b)         Parent and Merger Sub acknowledge and agree that, except for the representations and warranties made by the Company and its Subsidiaries in this Agreement (as qualified by the Company Disclosure Schedule in accordance with Section 7.10), in any other agreements contemplated hereby or in any certificate delivered hereunder neither the Company, any of its Subsidiaries, any of their Affiliates nor any other Person is making or has made any representations or warranties, expressed or implied, at law or in equity, with respect to or on behalf of the Company and its Subsidiaries, its businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company and its Subsidiaries or any other matter made available to Parent, Merger Sub or their Representatives in expectation of, or in connection with, this Agreement or the Transactions. Neither Parent nor Merger Sub is relying upon and specifically disclaims that it is relying upon any such other representations or warranties that may have been made by any Person and acknowledges and agrees that the Company and its Subsidiaries and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

(c)         Without in any way limiting the representations and warranties made in Article II and in corresponding sections in any other agreements contemplated hereby or in any certificate delivered hereunder, Parent and Merger Sub have conducted their own independent investigation of the Company and its Subsidiaries and the Transactions and have had an opportunity to discuss and ask questions regarding the businesses of the Company and its Subsidiaries with the management of the Company.

ARTICLE IV. COVENANTS

Section 4.1        Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 6.1 (the “Pre-Closing Period”), the Company shall, and shall cause the Representatives of the Company to: (a) provide Parent and Parent’s Representatives with reasonable access to the Company’s properties, offices, books and records, Contracts, commitments and personnel and other information with respect to the business, properties and personnel of the Company and its Subsidiaries (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement or any sale process preceding the execution and delivery of this Agreement, or, except as expressly provided in this Section 4.1 or Section 4.4, to any Acquisition Proposal), in each case as Parent reasonably requests; provided, however, that any such access shall be conducted at Parent’s sole cost and expense, at a reasonable time during the Company’s normal business hours, upon reasonable advance notice to the Company, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company, and shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include invasive testing; provided, further, that the Company shall use commercially reasonable efforts to provide Parent and Parent’s Representatives with access to such information in a manner that does not contravene applicable Legal Requirements or fiduciary duties of the Company. Nothing herein shall require the Company to permit any testing or disclose any information to Parent to the extent such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege, (ii) contravene any applicable Legal Requirement or fiduciary duty, (iii) result in the disclosure of valuations of the Company prepared in connection with the Transactions or any other strategic alternative or (iv) result in the disclosure or use of such document or information in connection with any Legal Proceedings between the Parties (provided that the foregoing shall not limit applicable rules of discovery). In the event any information is withheld pursuant to the foregoing clauses (i) through (iv), the Company shall give written notice to Parent of the fact that it is withholding such information and inform Parent as to the general nature of the information being withheld, and thereafter the Company shall use its commercially reasonable efforts to make substitute arrangements (including execution of a joint defense agreement in customary form or limiting disclosure to outside counsel for Parent) to allow the disclosure of such information (or as much of it as possible) in a manner that would not violate such clauses (i) through (iv). The terms and conditions of the (A) letter agreement, dated as of November 26, 2025, by and between the Company and Webster Equity Partners, (B) the letter agreement, dated as of November 25, 2025, by and between the Company and MedEquity Capital, LLC (clause (A) and (B), collectively, the “Confidentiality Agreements”) and (C) the Clean Team Agreement dated as of December 16, 2025, by and between the Company and Webster Equity Partners shall apply to any information disclosed pursuant to this Section 4.1, as applicable. All requests for information made pursuant to this Section 4.1 shall be directed to such Persons listed on Section 4.1 of the Company Disclosure Schedule or designated by the Company. Subject to applicable Legal Requirement, information received pursuant to this Section 4.1 and Section 4.12 may be shared by Parent, its Affiliates and their respective Representatives with any actual or prospective Debt Financing Source in connection with any Debt Financing so long as such Debt Financing Source agrees to be bound by confidentiality provisions substantially similar to those set forth in the Confidentiality Agreements. Following the date hereof, upon Parent’s request, the Company shall use commercially reasonable efforts to deliver or cause to be delivered to Parent or its Representatives a complete copy (in electronic format) of the electronic data room and other shared folders maintained by or on behalf of the Company in connection with the Transactions as of the date of this Agreement. From the date of this Agreement until the Closing, the Company shall not remove or delete any documents or information from, or otherwise restrict Parent’s and its Representatives’ access to, such data room, and shall preserve all documents and information contained therein.

Section 4.2          Operation of the Company.

(a)        During the Pre-Closing Period, except (w) as expressly required or contemplated under this Agreement, (x) as required by applicable Legal Requirements, (y) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, or (z) as set forth in Section 4.2 of the Company Disclosure Schedule, the Company will, and will cause each of its Subsidiaries to, use its commercially reasonable efforts to (A) conduct its business in the ordinary course in all material respects; (B) maintain its existence in good standing pursuant to applicable Legal Requirement; (C) preserve intact its material assets, properties, Contracts or other material legally binding understanding, licenses and business organizations; and (D) preserve the current relationships with material customers, vendors, distributors, partners, lessors, licensors, creditors, employees, contractors and other Persons with which the Company and its Subsidiaries have material business relations; provided, that (1) no action by, or the failure to act of, the Company or any of its Subsidiaries to the extent required to comply with Section 4.2(b) shall constitute a breach of this Section 4.2(a), and (2) any failure to take any action prohibited by Section 4.2(b) shall not be deemed a breach of this Section 4.2(a).

(b)        During the Pre-Closing Period, except (w) as required or contemplated under this Agreement, (x) as required by applicable Legal Requirements or the Company’s organizational documents or agreements in effect as of the date hereof, (y) with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, or (z) as set forth in Section 4.2 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:

(i)          (A) establish a record date for, declare, set aside, make or pay any dividend or other constructive, deemed or actual distribution in respect of any shares of its capital stock, whether payable in cash, stock, property or otherwise, except for dividends or other distributions by a Subsidiary of the Company to the Company, or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the date hereof) between the Company and a Company Associate or member of the Company Board only upon termination of such Person’s employment or engagement by the Company; (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards to the extent required under the terms of any such Company Stock Award (in effect as of the date hereof); or (4) pursuant to transactions solely between or among the Company and its CDMO Subsidiaries;

(ii)        adjust, split, reverse split, combine, subdivide or reclassify any shares of its capital stock or other equity interests;

(iii)      sell, issue, grant, deliver, pledge, transfer, dispose of, encumber or authorize the issuance, sale, delivery, pledge, transfer, disposal of, encumbrance or grant by the Company or any of its Subsidiaries (other than pursuant to agreements in effect as of the date of this Agreement) of (A) any capital stock, equity interest or other security of the Company or any of its Subsidiaries, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security of the Company or any of its Subsidiaries or (C) any instrument convertible into or exchangeable for any capital stock, equity interest, equity-based award or other security of the Company or any of its Subsidiaries, except that the Company may (1) issue Shares as required to be issued in accordance with the Company Equity Plans in effect as of the date hereof and the terms of the applicable Company Stock Award in effect as of the date hereof upon the settlement of RSUs or PSUs outstanding on the date of this Agreement, or upon the exercise of Company Options outstanding as of the date of this Agreement, (2) to the extent required under the terms of an applicable Company Stock Award in effect as of the date hereof, sell shares upon exercise, settlement or sales, as applicable, of Company Options, RSUs, or PSUs if necessary to effectuate a direction of the holder upon exercise, settlement or sales to satisfy, as applicable, the exercise price or Tax obligations with respect to Company Options, RSUs, or PSUs, (3) authorize purchases of shares under a Rule 10b5-1 plan in effect as of the date hereof, (4) issue such securities in transactions solely between or among the Company and its CDMO Subsidiaries, (5) issue RSUs to newly hired employees subject to Section 4.2(b)(iii) of the Company Disclosure Schedule, (6) take such actions as are necessary or appropriate to effect the determination of the Company Board (or a committee thereof) with respect to Company Options, RSUs or PSUs pursuant to Section 1.9, and (7) issue Company Common Stock in connection with a conversion of Company Preferred Stock;

(iv)       except as required by the terms of any Employee Plan in effect as of the date of this Agreement or as otherwise permitted under Section 4.2(b)(i), Section 4.2(b)(iii), or Section 4.7, (i) establish, adopt, terminate or materially amend any Employee Plan, or any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof), (ii) provide increases in salary, wages or benefits to any current or former Company Associate, other than increases in base compensation that individually with respect to any current Company Associate do not exceed five percent (5%) of such Company Associate’s base compensation in effect as of the date of this Agreement and in the aggregate with respect to all current Company Associates do not exceed $150,000; (iii) grant to any current or former Company Associate any equity or equity-based awards under the Company Equity Plans or otherwise; (iv) grant to any current or former Company Associate any right to reimbursement, indemnification or payment for any Taxes incurred under Section 409A or Section 4999 of the Code; or (v) (A) enter into (1) any change-of-control agreement with any Company Associate or (2) any retention agreement with any executive officer, or (B) enter into (1) any employment, severance or other material agreement with any current Company Associate (other than any Specified Officers or any other executive officers of the Company) that would (after giving effect to all such employment, severance or other material agreements entered into pursuant to this clause (B)(1)) obligate the Company and its Subsidiaries to pay or cause to be paid an aggregate amount in excess of $150,000 subject to and in accordance with the terms of each such employment, severance or other material agreement (except that the Company and its Subsidiaries may: (A) amend any Employee Plans to the extent required by applicable Legal Requirements; (B) replace, renew or extend a broadly applicable Employee Plan that provides health and welfare benefits in the ordinary course of business, provided such replacement, renewal or extension does not materially increase the cost of such Employee Plan or benefits provided under such Employee Plan based on the cost on the date of this Agreement, and (C) make annual or quarterly bonus or commission payments to the extent earned in accordance with the terms of the Employee Plans in effect as of the date of this Agreement, including payment of the FY26 Bonus if the Closing Date does not occur prior to March 15, 2027, and as set forth on Section 2.18(d) of the Company Disclosure Schedule);

(v)        adopt a plan or agreement of complete or partial liquidation or dissolution, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries;

(vi)       amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii)       acquire any business or Entity (including by merger, consolidation or acquisition of stock or assets);

(viii)      make any loans, advances or capital contributions to, or investments in, any other Person, except for (A) loans solely between or among the Company and its CDMO Subsidiaries, (B) reimbursement of employee expenses in the ordinary course of business or (C) the extension of trade credit in the ordinary course of business;

(ix)         enter into any joint venture, partnership, limited liability company, or similar arrangement;

(x)         make or authorize any capital expenditure except in accordance with the forecasted remaining spend in the Company’s capital expenditure budget as set forth on Section 4.2(b)(x) of the Company Disclosure Schedule;

(xi)        sell, lease, transfer, license, or otherwise dispose of or assign any portion of its material tangible properties or material tangible assets, except for and excluding (A) selling inventory and entering into non-exclusive license agreements with customers and service providers in the ordinary course of business, (B) transfers between or among the Company and its CDMO Subsidiaries or (C) dispositions of obsolete, surplus or worn out tangible assets that are no longer useful in the conduct of the business of the Company and its CDMO Subsidiaries;

(xii)       create, assume, guarantee, incur, refinance, prepay or become liable for any Indebtedness or issue any debt securities after the date of this Agreement except for and excluding borrowings by the Company of Indebtedness of the Company or any of its Subsidiaries under its facilities in effect prior to the execution of this Agreement to the extent such Indebtedness will constitute Repaid Indebtedness (including, without limitation, the Company’s revolver); provided that the aggregate borrowings by the Company of Indebtedness of the Company or any of its Subsidiaries under such facilities (A) shall not exceed $5,000,000 in the aggregate at any time from the date hereof until immediately prior to the Closing and (B) shall be $0 immediately prior to the Closing;

(xiii)    except for any voluntary disclosure agreements, make, change, or revoke any material Tax election, settle or compromise any Tax claim, amend any Tax Return, file any Tax Return in a manner inconsistent with past practice, affirmatively surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Legal Requirement) in respect of Taxes with any Tax Governmental Body;

(xiv)     commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business pursuant to which the amounts at issue do not exceed $250,000; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of the businesses of the Company and its CDMO Subsidiaries (provided, that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xv)       settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than (A) a settlement that results solely in a monetary obligation involving only the payment of monies by the Company and its Subsidiaries of, net of insurance recovery, not more than $250,000 individually and $500,000 in the aggregate and that does not involve any admission of wrongdoing; or (B) a settlement that results in no monetary obligation of the Company or any of its Subsidiaries or the receipt of payment by the Company or its Subsidiaries; provided, that no such settlement may involve any injunctive or equitable relief, or impose any restrictions, on the business activities of the Company or its Subsidiaries;

(xvi)    other than in the ordinary course of business, fail to renew or permit to lapse any material Governmental Authorizations;

(xvii)     enter into any new line of business material to the Company and its Subsidiaries, taken as a whole, or form a new Subsidiary of the Company;

(xviii)    change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by an agreement in effect prior to the date hereof, GAAP or Legal Requirements;

(xix)      (A) modify, assign, amend, or expressly waive any right, benefit or claim under any Amended Alcon Agreement or terminate any Amended Alcon Agreement, (B) except for any Standard Contract, enter into, modify, assign, amend or expressly waive any material right, benefit or claim under any other Material Contract or any Contract that would have been a Material Contract if such Contract were in existence as of the date hereof, in each case, in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, or (C) except for any Standard Contract, terminate any Material Contract or any Contract that would have been a Material Contract if such Contract were in existence as of the date hereof, in each case except any such Contract that has expired in accordance with its terms;

(xx)     (i) implement any employee layoffs, facility closures or other voluntary or involuntary termination programs impacting Company Associates, (ii) terminate (other than for cause) the employment of any Company Associate with annual base compensation in excess of $250,000, or (iii) hire or engage any individual other than (x) any and all individuals hired or engaged for positions listed on Section 4.2(b)(xx) of the Company Disclosure Schedule, or (y) backfills of positions requiring annual base compensation of $250,000 or less;

(xxi)      recognize any labor organization as representative of any Company Associates or enter into any collective bargaining agreement or other Contract with any labor organization;

(xxii)    sell, assign, transfer, lease, encumber, abandon or permit to lapse any of its material Intellectual Property Rights, which for the avoidance of doubt, does not include any Standard Contract or any license of material Intellectual Property Rights agreed in the ordinary course of business, which in each case will be subject to Section 4.2(b)(xix);

(xxiii)    maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(xxiv)    engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(xxv)    waive or release any non-competition, non-solicitation, non-interference, non-disparagement or other restrictive covenant obligation of any current or former Company Associate; or

(xxvi)     authorize any of, or agree or commit to take, any of the actions described in this Section 4.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 4.3          No Solicitation; Go-Shop Period.

(a)         For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean any confidentiality agreement that (i) contains confidentiality and use provisions that are not materially less restrictive in the aggregate to such counterparty (and any of its Affiliates and representatives named therein) than those contained in the Confidentiality Agreements (except for such changes necessary in order for the Company to be able to comply with its obligations under this Agreement), and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 4.3 or otherwise prohibit the Company from complying with its obligations under this Section 4.3.

(b)       Notwithstanding anything to the contrary contained in this Agreement, during the period commencing on the date of this Agreement and continuing until 11:59 p.m. Eastern Time on the date that is thirty (30) days after the date of the public announcement made in accordance with Section 4.10 (the “No-Shop Period Start Date”), the Company and its directors, officers, employees and other Representatives shall have the right to, directly or indirectly:

(i)          solicit, initiate, induce the making, submission or announcement of, or knowingly facilitate or knowingly encourage any Acquisition Proposals or any Acquisition Inquiry;

(ii)        engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal or an Acquisition Inquiry;

(iii)       subject to the entry into an Acceptable Confidentiality Agreement, furnish to any third party or its Representatives any non-public information relating to the Company and its Subsidiaries and afford to such third party or its Representatives access to non-public information related to the business, properties, personnel, assets, books, records and other non-public information of the Company and its Subsidiaries, in each such case with the intent to solicit, seek, initiate, propose, facilitate, induce or encourage any Acquisition Proposals or any Acquisition Inquiry; provided, that the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and

(iv)       otherwise cooperate with or assist any Acquisition Proposal or Acquisition Inquiry, including by granting a limited waiver, amendment or release under any “standstill provision” or similar obligation of any third party with respect to the Company or its Subsidiary solely to the extent necessary to allow for an Acquisition Proposal or amendment to an Acquisition Proposal to be made to the Company or the Company Board on a confidential basis prior to the No-Shop Period Start Date.

(c)       During the Pre-Closing Period, the Company shall promptly (and in any event within forty-eight (48) hours from receipt thereof) notify Parent in writing if any Acquisition Proposal or any Acquisition Inquiry is received by the Company or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to an Acquisition Proposal or an Acquisition Inquiry. Such notice shall include the identity of each Person from whom the Company received such Acquisition Proposal or Acquisition Inquiry and a summary of the material terms and conditions of any such Acquisition Proposal or Acquisition Inquiry and copies of any definitive written proposal, draft acquisition agreement, and financing commitment letters relating to such Acquisition Proposal. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and terms of any such Acquisition Proposals or Acquisition Inquiry (including any modifications to the terms thereof) and the status of any such discussions or negotiations. Promptly after the No-Shop Period Start Date (and, in any event, within forty-eight (48) hours thereafter), the Company shall (I) except if the Company has already done so in respect of the applicable confidentiality agreement, request each Person (other than Parent, its Affiliates and their respective Representatives) that has executed a confidentiality agreement in connection with any Acquisition Proposal or its consideration of any Acquisition Proposal or Acquisition Inquiry to promptly return or destroy all nonpublic information furnished to such Person or its Representatives by or on behalf of Company or any of its Subsidiaries prior to the No-Shop Period Start Date, (II) terminate any data room or other diligence access to each such Person (and its Representatives) described in clause (I), and (III) cease and cause to be terminated any and all discussions or negotiations with any Person, its Affiliates and their respective Representatives (other than Parent, its Affiliates and their respective Representatives) that may be ongoing with respect to any Acquisition Proposal or Acquisition Inquiry, except in each case in accordance with Section 4.3(e).

(d)         Except as permitted by this Section 4.3, during the Pre-Closing Period, the Company shall not, and will cause its Subsidiaries and its and their respective officers and directors to not, and shall use its reasonable best efforts to cause each of its and their respective Representatives not to, (i) solicit, initiate, induce the making, submission or announcement of, or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any Acquisition Proposal or any Acquisition Inquiry, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information relating to the Company or any of its Subsidiaries or afford to any other Person access to the business, properties, assets, books, or records, or to any personnel of the Company or its Subsidiaries in connection with, or for the purpose of, soliciting, initiating, inducing the making, submission or announcement of or knowingly facilitating or encouraging, an Acquisition Proposal or any Acquisition Inquiry, (iii) approve, endorse or recommend any Acquisition Proposal or any Acquisition Inquiry, (iv) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any Acquisition Inquiry (each, a “Company Acquisition Agreement”), or (v) authorize or commit to do any of the foregoing.

(e)          If at any time during the Pre-Closing Period and prior to the receipt of the Company Required Vote, the Company or any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal or Acquisition Inquiry from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a breach of any of the obligations set forth in this Section 4.3, (i) the Company and its Representatives may contact and engage in discussions with such Person or group of Persons solely to clarify the terms and conditions of such Acquisition Proposal or Acquisition Inquiry, request that any oral Acquisition Proposal be provided in written form and inform such Person or group of Persons of the terms of this Section 4.3, and (ii) solely with respect to an Acquisition Proposal, if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take the actions contemplated by this Section 4.3(e) would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Legal Requirements, then the Company and its Representatives may (A) enter into an Acceptable Confidentiality Agreement (if one is not already in effect between the Company and such Person or group of Persons) and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal and their respective Representatives and financing sources; provided, that the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (B) engage or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and their respective Representatives and financing sources, including soliciting the submission of a revised Acquisition Proposal. From the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article VI and the Effective Time, the Company shall not be required to enforce, and shall be permitted to waive, terminate, amend or otherwise modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) solely to the extent that such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board (or a committee thereof).

(f)          Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company or the Company Board from (nor shall any of the following constitute a Company Adverse Change Recommendation, unless, solely with respect to clause (i) set out below, it takes or fails to take any action contemplated by any of clauses (i) through (iv) of the definition of Company Adverse Change Recommendation in Section 4.4(a)) (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company Stockholders that is required by applicable Legal Requirements, (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (iv) electing to take no position with respect to an Acquisition Proposal until the close of business on the tenth (10th) business day after the commencement of such Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act, (v) informing any Person of the existence of the provisions contained in this Section 4.3 or (vi) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company and its Subsidiaries) that the Company Board has determined to make in good faith, after consultation with its outside legal counsel, in order to comply with applicable Legal Requirements, it being understood that any such statement or disclosure made by the Company Board must be subject to the terms and conditions of this Agreement and shall not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under this Section 4.3, and that nothing in the foregoing will be deemed to permit the Company or the Company Board to effect a Company Adverse Change Recommendation other than in accordance with Section 4.4(b). In addition, it is understood and agreed that for purposes of this Agreement, a factually accurate public statement by the Company or the Company Board, to the extent required by applicable Legal Requirements, that solely describes the Company’s receipt of an Acquisition Proposal or Acquisition Inquiry, the identity of the Person making such Acquisition Proposal or Acquisition Inquiry, the material terms of such Acquisition Proposal or Acquisition Inquiry and the operation of this Agreement with respect thereto will not be deemed, in and of itself, to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal or Acquisition Inquiry; or (C) a Company Adverse Change Recommendation and, in each case, if requested in writing by Parent, the Company Board expressly reaffirms the Company Board Recommendation in such public statement.

(g)        Notwithstanding anything herein to the contrary, the Company agrees that (i) any violation of the restrictions set forth in this Section 4.3 or in Section 4.4 by any director or officer of the Company or any action by any other Representative acting on the Company’s behalf in breach of this Section 4.3 or in Section 4.4 shall be deemed to be a breach of this Agreement by the Company and (ii) upon becoming aware of any breach or threatened breach of this Section 4.3 by a Representative of the Company, the Company shall use its reasonable best efforts to stop such breach or threatened breach.

Section 4.4          Company Board Recommendation.

(a)          During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i) withdraw, withhold (or qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or withhold (or qualify or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, (ii) approve, recommend, endorse or declare advisable, or publicly propose to approve, recommend, endorse or declare advisable, any Acquisition Proposal, (iii) approve, recommend, endorse or declare advisable, or propose to approve, recommend, endorse or declare advisable, or allow the Company to execute or enter into, any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iv) fail to include the Company Board Recommendation in the Proxy Statement, (v) fail to reaffirm the Company Board Recommendation within ten (10) business days after Parent requests in writing (it being understood that the Company will not be obligated to reaffirm the Company Board Recommendation on more than two (2) occasions other than in connection with an Acquisition Proposal or a material amendment to any Acquisition Proposal) or (vi) fail to recommend against any Acquisition Proposal that is a tender or exchange offer subject to Rule 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within the ten (10) business days of commencement thereof (within the meaning of Rule 14d-2 under the Exchange Act) or make any other recommendation in connection with any such tender offer, other than a recommendation against such offer or the issuance of a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (each of the actions set forth in the foregoing clauses (i) through (vi), a “Company Adverse Change Recommendation”).

(b)         Notwithstanding anything to the contrary contained in Section 4.4(a) or elsewhere in this Agreement, at any time prior to the receipt of the Company Required Vote:

(i)         in the event that (x) the Company or any of its Subsidiaries or any of their Representatives receives a bona fide written Acquisition Proposal from and after the date hereof (or a renewal of any previously received Acquisition Proposal), other than as a result of any breach of Section 4.3, from any Person or group of Persons that has not been withdrawn and (y) the Company Board (or committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal is a Superior Proposal, the Company Board may (A) make a Company Adverse Change Recommendation and/or (B) authorize the Company to terminate this Agreement in accordance with Section 6.1(g) to enter into a Company Acquisition Agreement with respect to, or otherwise accept, such Superior Proposal, in the case of each of clauses (A) and (B) if: (1) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 6.1(g) at least four (4) business days prior to making any such Company Adverse Change Recommendation and/or effecting such termination (a “Determination Notice”), which notice will include the material terms and conditions of such Acquisition Proposal, the identity of the Person or group of Persons making such proposal, and copies of any definitive written proposal, draft acquisition agreement, and financing commitment letters relating to such Acquisition Proposal, and the status of discussions relating to such Acquisition Proposal (which notice shall not constitute a Company Adverse Change Recommendation); and (3)(I) the Company shall have afforded Parent four (4) business days (the “Match Period”) after delivery of the Determination Notice to propose revisions to the terms of this Agreement and the other documents contemplated hereby or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Proposal, and, to the extent Parent desires to negotiate, shall have negotiated (and shall have caused its Representatives to negotiate) in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and (II) after considering the terms of this Agreement and the other documents contemplated hereby and any binding written proposals made by Parent during the applicable Match Period to amend the terms hereof or thereof or enter into another proposal, if any, prior to 11:59 p.m. Eastern Time on the last day of the Match Period or such subsequent Match Period as contemplated by the last sentence of this Section 4.4(b)(i) (to the extent such proposal has not been withdrawn by Parent as of the time of determination), the Company Board shall have determined, in good faith, that such Acquisition Proposal continues to constitute a Superior Proposal and the failure to make the Company Adverse Change Recommendation and/or terminate this Agreement pursuant to Section 6.1(g) would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Legal Requirements. For the avoidance of doubt, issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 4.4. The provisions of this Section 4.4(b)(i)(2) and Section 4.4(b)(i)(3) shall also apply to any material amendment, supplement or update to any Acquisition Proposal and require a new Determination Notice, except that the Match Period shall be deemed to be the longer of (A) the remaining period under the prior notice period and (B) two (2) business days; and

(ii)        other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation (which notice describes the Change in Circumstance in reasonable detail); and (C)(1) the Company shall have given Parent four (4) business days after the delivery of the Determination Notice (the “Notice Period”) to propose revisions to the terms of this Agreement, the Financing Commitment Letters and the Guarantee or make another binding written proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and, to the extent Parent desires to negotiate, shall have negotiated (and shall have caused its Representatives to negotiate) in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and (2) after considering the terms of this Agreement, the Financing Commitment Letters and the Guarantee and any binding written proposals made by Parent to amend the terms hereof or thereof or enter into another proposal, if any, prior to 11:59 p.m. Eastern Time on the last day of the Notice Period or such subsequent Notice Period as contemplated by the last sentence of this Section 4.4(b)(ii) (to the extent such proposal has not been withdrawn by Parent as of the time of determination), the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would still reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the Company Stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 4.4(b)(ii)(B) and Section 4.4(b)(ii)(C) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be the longer of (A) the remaining period under the prior notice period and (B) two (2) business days.

(iii)      Nothing in this Agreement shall prohibit the Company or the Company Board from making any disclosure to the Company’s stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure could reasonably be expected to be inconsistent with its fiduciary duties under any Legal Requirement.

Section 4.5          Proxy Statement.

(a)         As promptly as reasonably practicable following the date of this Agreement (and in any event within thirty-five (35) days after the date hereof), the Company shall prepare and file with the SEC a preliminary proxy statement relating to a meeting of the Company Stockholders for the purpose of obtaining the Company Required Vote (the “Company Stockholder Meeting”) (as amended or supplemented from time to time, the “Proxy Statement”). Until such time as there has been a Company Adverse Change Recommendation, the Company Board shall include the Company Board Recommendation in the Proxy Statement. Parent shall as promptly as practicable, use reasonable best efforts to furnish all information concerning itself and its Affiliates that is reasonably requested by the Company to be included in the Proxy Statement and shall otherwise promptly reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. Until such time as there has been a Company Adverse Change Recommendation, the Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, and all responses to requests for additional information, in each case, prior to filing such documents with the SEC and disseminating such documents to the Company Stockholders and shall give due consideration, in good faith, to including any comments on each such document or response relating to the Proxy Statement that are reasonably proposed by Parent. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any written or oral substantive comments of the SEC with respect to the Proxy Statement and to file the Proxy Statement with the SEC in definitive form promptly thereafter and mail or disseminate the definitive Proxy Statement to Company Stockholders in accordance with Section 4.5(c). The Company shall promptly notify Parent (and in any case no later than forty-eight (48) hours) upon the receipt of any written or oral substantive comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall provide Parent and its Representatives with a copy of all written correspondence between the Company or any Company Representatives, on the one hand, and the SEC or its staff, on the other hand (and a summary of any substantive oral conversations) with respect to the Proxy Statement or the Transactions. The Proxy Statement shall comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b)          Each of the Company and Parent shall take all necessary action so that none of the information supplied or to be supplied by it for inclusion or incorporation in the Proxy Statement will, at the date it is filed with the SEC or first mailed to the Company Stockholders or at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Company Stockholder Meeting, any information relating to the Company, Parent or any of their respective Affiliates should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company shall promptly file an appropriate amendment or supplement to the Proxy Statement describing such information with the SEC and, to the extent required by applicable Legal Requirements, cause such amendment or supplement to be promptly disseminated to the Company Stockholders.

(c)          The Company shall (i) establish a record date, (ii) commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith, (iii) subject to applicable Legal Requirements, as promptly as reasonably practicable after the date on which the Company is informed that the SEC does not intend to review the Proxy Statement or has no further comments thereon (it being understood that the Company shall be deemed informed of the foregoing if the SEC has not affirmatively notified the Company by 11:59 p.m. Eastern Time on the tenth (10th) day following the initial filing of the Proxy Statement with the SEC that the SEC will or will not be reviewing the Proxy Statement) (such date, the “Clearance Date”), commence or cause to be commenced, the mailing or dissemination of the Proxy Statement (including a form of proxy) in definitive form to the Company Stockholders in accordance with applicable Legal Requirements and the Company’s bylaws and (iv) subject to applicable Legal Requirements, take all other action necessary under all applicable Legal Requirements, the Certificate of Incorporation, the Company’s bylaws and the rules of Nasdaq to duly call, give notice of, convene and hold the Company Stockholder Meeting as soon as reasonably practicable following the Clearance Date, and in any event no later than forty-five (45) days following the Clearance Date (or if the Company’s proxy solicitor advises in good faith, after discussion with the Parties, that forty-five (45) days from the Clearance Date is insufficient time to submit and obtain the Company Required Vote, such later date as recommended by the Company’s proxy solicitor). The Company shall, unless there has been a Company Adverse Change Recommendation, use its commercially reasonable efforts to solicit from the Company Stockholders proxies in favor of the Company Required Vote. The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the mailing or dissemination of the Proxy Statement to the Company Stockholders. If so desired by the Company, the Company Stockholder Meeting may include a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated by such agreement. The Company shall, if requested by Parent, postpone or adjourn the Company Stockholder Meeting (A) for the absence of a quorum or (B) to allow additional solicitation of votes in order to obtain the Company Required Vote; provided that, the Company shall not be obligated to postpone or adjourn the Company Stockholder Meeting at the request of Parent on more than one (1) occasion. The Company may adjourn, recess or postpone the Company Stockholder Meeting (A) with the prior written consent of Parent, (B) to the extent the Company determines that such action is necessary or advisable (1) to permit the preparation, filing and dissemination of any supplement or amendment to the Proxy Statement that the Company has reasonably determined in good faith after consultation with outside legal counsel is required under applicable Legal Requirements, and (2) an adequate amount of time for such supplement or amendment to be reviewed by the Company Stockholders in advance of the Company Stockholder Meeting, (C) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (D) if, as of the time that the Company Stockholder Meeting is originally scheduled, there are insufficient Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (E) to solicit additional proxies for the purpose of obtaining the Company Required Vote; provided that, unless Parent consents in writing to a longer delay, the Company shall not adjourn, recess or postpone the Company Stockholder Meeting by more than fifteen (15) days past its originally scheduled date in the case of clause (D) or (E). In the event that the date of the Company Stockholder Meeting as originally called is for any reason postponed or adjourned, the Company agrees that unless Parent shall have otherwise approved (with such approval not to be unreasonably delayed, conditioned or withheld) in writing, it shall use reasonable best efforts to implement such postponement or adjournment in such a way that the Company is not required to establish a new record date for the Company Stockholder Meeting, as so postponed or adjourned, except as required by applicable Legal Requirements.

(d)        Nothing in this Section 4.5 shall be deemed to prevent the Company, the Company Board or any committee thereof from taking any action they are permitted or required to take under, and in compliance with, Section 4.3 or Section 4.4(b).

Section 4.6          Reasonable Best Efforts; Filings, Consents and Approvals.

(a)         Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use, and shall cause their respective Affiliates to use, their respective reasonable best efforts to, except as set forth in Section 4.6(d), take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under any Legal Requirement, to consummate and make effective the Transactions as soon as reasonably practicable, including: (i) obtaining all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and making all necessary registrations and filings, (ii) obtaining all necessary Consents from third parties and (iii) executing and delivering any additional instruments necessary or reasonably advisable to consummate the Transactions.

(b)         Subject to the terms and conditions of this Agreement, each of the Parties shall, if applicable, (and shall cause their respective Affiliates, if applicable, to) promptly, but in no event later than ten (10) business days after the date hereof (or such later date as may be agreed in writing between antitrust counsel for each Party), make an appropriate filing of all notification and report forms as required by the HSR Act or other Antitrust Law with respect to the Transactions.

(c)         Without limiting the generality of anything contained in this Section 4.6, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry by a Governmental Body or third party before a Governmental Body, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) promptly and regularly keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party copies of documents, communications or materials provided to or received from any Governmental Body and material details of any oral communications in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and in connection with any of the foregoing and except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation or Legal Proceeding; provided, that any of the foregoing documents and information provided to the other Party pursuant to this paragraph (i) may be redacted to (A) remove references to valuation of the Company or the identity of alternative acquirers, (B) comply with contractual arrangements, or (C) preserve legal privilege, and (ii) may be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each Party, unless otherwise agreed to in writing, shall respond as promptly as practicable to requests for information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by responding at the earliest reasonably practicable date to any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with such applications or filings for the Transactions. Parent shall pay all filing fees under the HSR Act and other Antitrust Laws.

(d)          In furtherance and not in limitation of the foregoing in Section 4.6(a), the Parties shall each use their reasonable best efforts to promptly take, and cause their respective Affiliates to take, any and all reasonable actions necessary to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the FTC, DOJ, or any other Governmental Bodies, including those of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are required with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or expirations or termination of the waiting period under the HSR Act or other Antitrust Laws, and to use reasonable best efforts to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies; provided, that no Party shall be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is not conditioned upon the occurrence of the Closing. Notwithstanding the foregoing, in no event shall Parent or Merger Sub be required to, or to cause any of their respective Affiliates (including as of the Effective Time the Company and its Subsidiaries) to (i) sell, lease, license, divest or dispose of any of its or their respective assets, rights, intellectual property (except in the normal course), product lines or businesses, or (ii) contest any Legal Proceeding brought by a Governmental Body under Antitrust Law, which would have the effect of preventing the Closing. Nothing shall require the Company to agree to or to take, or commit to take, any action with respect to its assets, businesses, or Affiliates that is not conditioned upon the consummation of the Transactions (and the Company shall not be permitted to agree to any of the foregoing, whether or not conditioned upon the consummation of the Transactions, without the prior written consent of Parent).

Section 4.7          Employee Benefits.

(a)         For a period of one (1) year following the Effective Time (or, if shorter, for the applicable Continuing Employee’s period of employment), Parent shall provide, or cause to be provided, to each employee of the Company and its Subsidiaries who is employed by the Company or any of its Subsidiaries as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Subsidiary or Affiliate thereof) during such period (each, a “Continuing Employee”) (i) base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities (including bonuses and commissions), each of which is substantially comparable in the aggregate to the base salary (or base wages, as the case may be), provided to such Continuing Employee immediately prior to the execution of this Agreement, and (ii) severance pay and benefits substantially comparable in the aggregate to the severance pay and benefits provided under the Employee Plans set forth on Section 2.18(d) of the Company Disclosure Schedule and (iii) other broad-based retirement, health and welfare benefits (other than any change-in-control or other transaction-based payments, long-term incentives, non-qualified deferred compensation, retention payments, equity or equity-based compensation, defined benefit arrangements and post-retirement or retiree medical or welfare benefits (the “Excluded Benefits”)) that are substantially comparable in the aggregate, to the broad-based retirement, health and welfare benefits (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to the execution of this Agreement, except to the extent more favorable compensation and benefits may be required by applicable Legal Requirements. Parent acknowledges that, upon the occurrence of the Effective Time, a “Change in Control” (or “Change of Control” or similar defined term, as the case may be) of the Company shall have occurred for purposes of each of the Employee Plans in which such definition occurs. With respect to any benefit or compensation that may be earned or accrued under this paragraph by the date that occurs one (1) year following the Effective Time, but which is not yet fully paid, Parent shall make or continue to make payment to the Continuing Employee until the earned or accrued benefit or compensation is fully paid.

(b)          Without limiting the foregoing:

(i)         Parent shall use commercially reasonable efforts to provide that each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Parent’s or the Surviving Corporation’s (or applicable Subsidiary’s) vacation policy) and eligibility for vesting under Parent’s or the Surviving Corporation’s (or applicable Subsidiary’s) employee benefit plans and arrangements (other than with respect to the Excluded Benefits) with respect to his or her length of service with the Company and its Subsidiaries (and their predecessors) prior to the Closing Date; provided, that the foregoing shall not result in the duplication of benefits or to benefit accrual under any Excluded Benefits.

(ii)         With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent acknowledges that the Surviving Corporation (or applicable Subsidiary), as of the Effective Time, remains obligated to make available to such Continuing Employee such accrued personal, sick or vacation time and to allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company and its Subsidiaries as in effect immediately prior to the Effective Time.

(iii)        With respect to any health or welfare benefit plan of Parent or the Surviving Corporation (or applicable Subsidiary) in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time (the “Parent Plans”), Parent shall (A) use commercially reasonable efforts to waive all limitations as to pre-existing conditions exclusions and waiting periods or required physical examinations under such Parent Plans with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions, waiting periods or physical examinations would not apply under a similar health or welfare plan in which such Continuing Employees participated immediately prior to the Effective Time and (B) use commercially reasonable efforts to provide credit to Continuing Employees under the applicable Parent Plan for all deductibles, co-payments and other out of pocket expenses incurred by such Continuing Employee or their covered dependents in the plan year in which the Effective Time occurs to the extent applicable under any such plan.

(c)        If, at least ten (10) business days prior to the Effective Time, Parent provides written notice to the Company directing the Company to do so, the Company shall terminate any and all Employee Plans intended to be qualified under Section 401(a), including Section 401(k) cash-or-deferred arrangements (each a “Company 401(k) Plan”), effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). If the Company 401(k) plan is terminated pursuant to this Section 4.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit, or if necessary amend Parent’s 401(k) Plan to permit, all Continuing Employees who were eligible to participate in the Company 401(k) Plan immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer their account balance when distributed from the terminated Company 401(k) Plan, including any outstanding participant loans, to Parent’s 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan.

(d)         If the Closing Date occurs prior to March 15, 2027, Parent shall pay, or cause to be paid, on the first regular payroll date of the Company following the Closing Date, each Continuing Employee’s annual bonus for the Company’s fiscal year ending December 31, 2026 (“FY26”) under each of the annual bonus plans maintained by the Company and its Subsidiaries (and made available to Parent) as of immediately prior to the Effective Time (each, an “Annual Bonus Plan”) in an amount equal to the annual bonus amount that the Continuing Employee would receive if the Continuing Employee’s annual bonus for FY26 was determined based on actual performance or the most current forecast of FY26 performance under the applicable Annual Bonus Plan for such fiscal year, determined in accordance with such Annual Bonus Plan and in a manner consistent with past practice (each, a “FY26 Bonus”), subject to the Continuing Employee remaining employed by the Company, Parent or one of their Affiliates through the payment date, provided that prior to the Closing Date, the authorized officers of the Company may reduce (including to zero dollars ($0)) any FY26 Bonus payable to any Continuing Employee in their sole discretion. Each FY26 Bonus shall be paid net of any withholding Taxes required to be deducted and withheld by any Legal Requirement. For the avoidance of doubt, (i) no FY26 Bonus to any Company employee shall exceed 100% of such Company employee’s target bonus level for FY26, and (ii) if the Closing Date does not occur prior to March 15, 2027, the Company shall not pay any FY26 Bonus under this Section 4.7(d) but may pay annual bonuses on or after March 15, 2027, to the extent permitted by Section 4.2(b)(iv).

(e)        The Company shall, prior to the Closing Date and in a manner intended to be in compliance with Section 1.409A-3(j)(4)(ix)(B) of the Treasury Regulations, terminate the deferred compensation plan effective as of immediately prior to the Closing. Copies of all consents and other written actions used in connection with the foregoing shall be provided to Parent at least two (2) days in advance of approving such consent or written action or distribution of communications, as applicable, for Parent’s reasonable review and comment. The Company shall not unreasonably omit comments provided by Parent with respect to such materials.

(f)          The provisions of this Section 4.7 are solely for the benefit of the Parties, and no provision of this Section 4.7 is intended to, or shall, constitute the establishment or adoption of or an amendment to any compensation or benefit plan, program, policy, agreement or other arrangement for purposes of ERISA or otherwise, limit Parent’s right to amend or terminate any plan, or guarantee to any Person any right to continued employment. No current or former Company Associate, or any other Person associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

Section 4.8          Indemnification of Officers and Directors.

(a)      The Parties agree that, to the fullest extent permitted by applicable Legal Requirements, all rights to indemnification, advancement of expenses and exculpation by the Company or any of its Subsidiaries existing in favor of those Persons who are directors and officers of the Company or any of its Subsidiaries as of the date of this Agreement, have been directors or officers of the Company or any of its Subsidiaries in the past or who become directors or officers of the Company or any of its Subsidiaries following the date hereof and prior to the Effective Time (such individuals collectively, the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time), in each case to the extent provided in the certificate of incorporation and bylaws (or applicable governing documents) of the Company or any of its Subsidiaries, as applicable (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company or any of its Subsidiaries, as applicable, and said Indemnified Persons (to the extent set forth on Section 4.8(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available to Parent or Parent’s Representatives prior to the date of this Agreement (such obligations, the “Existing Indemnification Obligations”), shall survive the Closing and to the fullest extent permitted under applicable Legal Requirements shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under applicable Legal Requirements for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6) year period shall continue to be subject to this Section 4.8(a) and the rights provided under this Section 4.8(a) until disposition of such claim (even if after such six-year period).

(b)         From the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent shall cause the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”), to the fullest extent permitted under applicable Legal Requirements and the Existing Indemnification Obligations, to indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company or any of its Subsidiaries against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such Indemnified Person in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was (or any acts or omissions by such Indemnified Person in his or her capacity as) a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions, in each case to the extent required by the Existing Indemnification Obligations.

(c)        Prior to the Effective Time, the Company shall purchase a six (6) year “tail” policy for the existing policy of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries as of the date of this Agreement (an accurate and complete copy of which has been made available to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy or become covered by such existing policy prior to the Effective Time with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company or its Subsidiaries (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy, effective as of the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one (1) year an amount in excess of 250% of the annual premium currently payable by the Company and its Subsidiaries as of the date of this Agreement with respect to such existing policy (or for any tail policy, the corresponding amount), it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount (or for any tail policy, the corresponding amount).

(d)        In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Parent shall make proper provisions such that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 4.8.

(e)         The provisions of this Section 4.8 shall survive the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 4.8 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 4.9        Securityholder Litigation. Prior to the Effective Time, each Party will provide the other Parties with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and, upon request, keep such other Parties reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle, or agree to compromise or settle, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 4.9, “participate” means that (i) Parent shall be kept apprised of proposed strategy and other significant decisions and provided with copies of all complaints with respect to the Transaction Litigation (in each case to the extent that the attorney-client privilege between such Party and its counsel is not undermined), and (ii) Parent will have the right to review and may offer comments or suggestions with respect to such Transaction Litigation, including on filings and responses, and the Company will give good faith consideration to such comments and suggestions, but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

Section 4.10        Press Release; Public Statements. The initial press release relating to this Agreement shall be a joint press release issued by, and whose form and content shall be agreed to by, the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent disclosure of the content thereof was not previously issued or made in accordance with this Agreement), in each case, with respect to the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement to (including to media, analysts, Company Stockholders, investors or those attending industry conferences) and make internal announcements to its employees and contractors, and the Company Associates and make disclosures in Company SEC Documents, in each case, so long as such statements are consistent with previous press releases, public disclosures or public statements; (b) a Party may, without the prior consent of the other Party, but subject to giving advance notice to the other Party and, to the extent practicable, providing the other Party with a reasonable opportunity to review and comment on such release, public announcement or statement (to the extent not prohibited by any Legal Requirement), issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement; (c) the Company need not consult with Parent, and Parent need not consult with the Company, in connection with any press release, public statement or filing to be issued or made pursuant to Section 4.3(f) or solely to the extent related to any Acquisition Proposal, Acquisition Inquiry or Company Adverse Change Recommendation, (d) no consultation or consent of the other Party shall be required with respect to any dispute between the Parties related to this Agreement or the Transactions and (e) a Party may make communications to current and potential equityholders, Debt Financing Sources or investors, in each case who are subject to customary confidentiality restrictions, in connection with the Debt Financing, fundraising, marketing, informational or reporting activities.

Section 4.11        Financing.

(a)         Amendments to Commitment Letters. Neither Parent nor Merger Sub shall, without the prior written consent of the Company, consent to any agreement that would amend, modify, supplement, replace, substitute or waive any of the conditions to funding contained in the Equity Commitment Letter or any other provisions of, or remedies under, the Equity Commitment Letter to the extent such amendment, modification, supplement, replacement, substitute or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing below the Required Amount (taking into account any increases to any portion of the Financing or any Alternative Financing); (ii) adversely affect the ability of Parent and Merger Sub to timely consummate the Transactions in any material respect, including the ability to pay the Required Amount in full; (iii) (x) impose new or additional conditions to the funding of the Financing or (y) expand, amend or modify any of the existing conditions to the funding of the Financing, in each case, in a manner that could reasonably be expected to make the funding of the Financing in an amount required to pay the Required Amount less likely to occur or prevent, hinder, or materially delay the Closing; (iv) prevent or materially delay the Closing Date; (v) make the timely funding of the Equity Financing or the satisfaction of the conditions to obtaining the Equity Financing less likely to occur in any respect; (vi) adversely impact the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letter; or (vii) result in the termination of the Financing Commitment Letters (the effects described in clauses (i) through (vii), collectively, the “Prohibited Modifications”); provided, however, for the avoidance of doubt, that Parent shall be permitted to amend the Financing Commitment Letters to increase the amount of proceeds available thereunder, in each case, together with any conforming or ministerial changes related thereto, or add lenders, arrangers, bookrunners or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and to grant to such persons such approval rights as are customarily granted to additional lenders, arrangers, bookrunners or similar entities.

(b)         Taking of Necessary Actions. Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable that are within its control to arrange and obtain the Financing on or prior to the Closing, including using reasonable best efforts to (i) maintain in full force and effect the Financing Commitment Letters in accordance with the terms and subject to the conditions thereof (subject to Parent’s ability to amend the Financing Commitment Letters as provided for in Section 4.11(a)) and enforce its rights thereunder; (ii) satisfy on or prior to the Closing (or obtain waivers of) all conditions to funding that are applicable to Parent and/or its Affiliates in the Financing Commitment Letters; (iii) upon the satisfaction of the conditions set forth in the Financing Commitment Letters and all conditions herein to Parent’s obligation to effect the Closing (in each case, other than those that can only be satisfied upon the Closing), consummate the Financing (including, for the avoidance of doubt, any Alternative Financing) at or prior to the Closing, including causing the Equity Financing Parties to fund the Equity Financing at the Closing; and (iv) comply with its obligations pursuant to the Equity Commitment Letter. Notwithstanding the foregoing or anything else in this Agreement, in no event shall reasonable best efforts be deemed or construed to require Parent or Merger Sub to, and neither Parent nor Merger Sub shall be required to, (1) pay any fees or discounts in excess of those contemplated by the commitments under the Financing Commitment Letters, or (2) agree to terms of the Debt Financing that are materially less favorable in the aggregate with respect to conditionality or certainty of funding than those contemplated by the Debt Commitment Letter in effect on the date hereof.

(c)         Information. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to arrange the Financing. Parent and Merger Sub shall give the Company prompt written notice (and in any event within forty-eight (48) hours of becoming aware) (A) of any breach (or written threatened breach) or default by any party to the Financing Commitment Letters with respect to the funding of its obligations under the Financing Commitment; (B) of any material dispute or disagreement between or among, Parent on the one hand, and the Debt Financing Sources party to the Debt Commitment Letter, on the other hand, with respect to the funding of its obligations under the Financing Commitment, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing; (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing in an amount required to pay the Required Amount at Closing (taking into account any increases to any portion of the Financing or any Alternative Financing), or (D) of any other event, development or circumstance that has occurred, in the case of each of clauses (A) – (D), if as a result thereof it is reasonably likely that Parent will not be able to obtain all or any portion of the Debt Financing on or before the Termination Date. Parent will, upon the Company’s reasonable request, provide the Company with copies of material correspondence with the Debt Financing Sources related to the circumstances referred to in the previous sentence and such other information reasonably requested by the Company to the extent available to Parent and would not breach any attorney-client privilege or other confidentiality obligations of Parent (but in any event within forty-eight (48) hours) after the date that the Company delivers a written request therefor to Parent.

(d)         If all or any portion of the Debt Financing becomes unavailable prior to the earliest of the Closing Date and the date that this Agreement is terminated for any reason, Parent shall (i) promptly (and in any event within forty-eight (48) hours) upon becoming aware thereof, notify the Company of such unavailability and (ii) use reasonable best efforts to promptly arrange and obtain alternative financing (“Alternative Financing”) from alternative sources in an amount sufficient to pay the Required Amount (when taken together with the Equity Financing and any portion of the Debt Financing that remains available); provided, however, that in no event shall Parent be required to obtain Alternative Financing on terms and conditions that are materially more onerous than those contained in the Debt Commitment Letter as in existence as of the date of this Agreement (including any “market flex” provisions contained in any related fee letter). Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to arrange Alternative Financing and shall provide the Company with a copy of commitment letters and fee letters (but the fee letter may be redacted as to economic and other commercially sensitive terms (including any “market flex” provisions)) for any Alternative Financing promptly following execution thereof. In the event that any Alternative Financing is obtained in accordance with this Section 4.11(d), references in this Agreement to the Debt Financing shall be deemed to refer to such Alternative Financing (in lieu of the Debt Financing replaced thereby), and if one or more commitment letters, fee letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Financing Commitment Letters”, “Debt Commitment Letter”, the “Debt Financing Sources”, the definitive financing agreements in respect of the Debt Financing and other like terms in this Agreement shall be deemed to refer to such commitment letters, fee letters, sources and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent and the Company pursuant to this Section 4.11(d) shall be applicable thereto to the same extent as Parent’s and the Company’s obligations with respect to the Debt Financing replaced thereby.

(e)         No Financing Condition. Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing. Subject to Section 7.8(b), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, unless and until such time as this Agreement is validly terminated pursuant to Article VI and subject to the satisfaction or waiver of the conditions set forth in Article V, to consummate the Merger in accordance with the terms and provisions of this Agreement.

Section 4.12        Financing Cooperation.

(a)         Cooperation with Debt Financing. If reasonably requested by Parent, in all cases subject to the limitations set forth herein and, the Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to provide Parent with customary cooperation reasonably requested by Parent to assist it in obtaining such Debt Financing, including, by:

(i)          as promptly as reasonably practicable, timely furnishing to Parent and any Debt Financing Source and their respective Representatives the Required Financing Information and such other information regarding the Company and its Subsidiaries reasonably necessary for the arrangement (and consummation) of any Debt Financing or assembly of marketing materials and customary for financings of this type; provided, that the obligations set forth in this Section 4.12(a)(i) may be satisfied with respect to the Required Financing Information by filing the Form 10-K or 10-Q, as applicable, of the Company filed with the SEC within the applicable time periods required by a Legal Requirement (including any extended deadlines available thereunder); provided, further, that, notwithstanding anything to the contrary in this Section 4.12, the Company shall not be required to provide Required Financing Information with respect to any fiscal quarter after the date hereof prior to the date that is thirty-five (35) days after the end of such fiscal quarter;

(ii)        participating in a reasonable number of meetings, presentations with actual or prospective Debt Financing Sources, road shows, due diligence sessions, drafting sessions and sessions with rating agencies (which, at the Company’s option, may be attended via teleconference or virtual meeting platforms), in each case, upon reasonable advance notice, at reasonable times and locations to be mutually agreed;

(iii)       assisting Parent and the Debt Financing Sources in the preparation of customary rating agency presentations, bank information memoranda and high-yield offering prospectuses or memoranda required in connection with the Debt Financing, in each case, solely as may be reasonably required or advisable in connection with the Debt Financing and customarily used to arrange transactions similar to the Debt Financing by companies of a comparable size in a comparable industry as the Company; provided, however, that (A) the Company and its Representatives will not have responsibility for the preparation of any pro forma financial statements, forecasts of financial statements, or projections; and (B) all such authorization letters and materials related thereto (1) shall include or otherwise expressly incorporate language that exculpates the Company, its Affiliates and its and their respective Representatives from any liability in connection with the unauthorized use or misuse by the recipients thereof of all such presentations, memoranda and other materials and documents and information set forth therein, and (2) shall have been previously identified to, and provided to, the Company and the Company and its Representatives shall have been given reasonable opportunity to review and comment thereon;

(iv)        (A) assisting with the preparation of definitive financing documentation, including any schedules or exhibits thereto or any perfection certificate; provided that the Company shall receive prior notice and an opportunity to comment on the applicable representations, (B) obtaining a certificate of the chief financial officer (or person performing similar functions) of the Company with respect to solvency matters, (C) assisting with obtaining landlord waivers and insurance certificates and endorsements, and (D) assisting Parent in connection with the preparation of any pledge, security and other financing documents as may be reasonably requested by Parent or the Debt Financing Sources, and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Effective Time;

(v)         facilitating the pledging or the reaffirmation of the pledge of collateral, which such pledge will not take effect until the Effective Time;

(vi)        subject to and conditioned upon the occurrence of the Closing, the taking of corporate actions reasonably necessary to permit the consummation of any Debt Financing and to permit the proceeds thereof to be made available to Parent;

(vii)    furnishing Parent and the Debt Financing Sources at least four (4) business days prior to Closing with all documentation and other information required by Regulatory Authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L.107-56 (signed into law October 26, 2001, as amended from time to time) and 31 C.F.R §1010.230, to the extent requested at least nine (9) business days prior to Closing; and

(viii)      cooperating with the satisfaction of the conditions precedent to the Debt Financing (to the extent any such conditions are customary and consistent with the other terms of this Agreement and require the cooperation of, and are within the control of, the Company or any of its Subsidiaries, including with respect to delivery of the payoff letters).

(b)       Limitation on Obligations of the Company. Notwithstanding anything to the contrary contained in this Section 4.12, the Company and its Subsidiaries will not be required to (i) waive or amend any terms of this Agreement or cause any condition to Closing set forth in Article V to fail to be satisfied, (ii) pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses or otherwise issue or provide any indemnities (except to the extent reimbursed or indemnified by Parent in accordance with Section 4.12(e) and Section 4.12(f)); (iii) execute, deliver, approve, modify or perform any agreement, instrument, certificate or other documentation in each case that would be effective prior to the Effective Time (other than customary authorization letters); (iv) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries; (v) require the Company or any of its Affiliates or any of its or their respective Representatives to adopt any resolutions, execute any consents or otherwise take any corporate or similar action (except with regard to directors of the Company Board or officers of the Company that will continue in such role as of Closing and with respect to consents that shall only be effective as of or following the Effective Time); (vi) require the Company or any of its Affiliates or any of its or their respective Representatives to deliver any legal opinion or reliance letter or comfort letter; (vii) take any action that could reasonably be expected to result in a contravention of, violation or breach of, or default under, this Agreement, any organizational document, any Contract or any Legal Requirement; or (viii) provide access to or disclose information which would result in waiving any attorney-client privilege. In addition, (A) other than customary authorization and representation letters, in each case, referred to in Section 4.12(a)(iii), no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries or their respective Representatives will be required to take any such action pursuant to any such certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time; and (B) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing will contain disclosure and financial statements reflecting the Surviving Corporation or its Subsidiaries as the obligor. Nothing in this Section 4.12 will require (1) any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 4.12 that could reasonably be expected to result in personal liability to such Representative; or (2) the Company Board to approve any financing or Contracts related thereto (except with regard to directors of the Company Board that will continue in such role as of Closing and with respect to such financing or such Contracts that shall be effective as of or following the Effective Time).

(c)        Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in a form and manner reasonably acceptable to the Company in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended or likely to, and will not, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and all goodwill arising from the use thereof shall inure to the Company and (ii) are used solely in connection with a description of the Company, its business and products or the Merger.

(d)       Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Agreement shall be kept confidential in accordance with each of the Confidentiality Agreements, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and in each case to their respective counsel and auditors) so long as such Persons (i) agree to be bound by each of the Confidentiality Agreements as if parties thereto; or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is an express third party beneficiary.

(e)         Reimbursement. Promptly upon request by the Company, following the earlier of the termination of this Agreement pursuant to Section 6.1 and the Closing, Parent will reimburse the Company for any out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company, its Subsidiaries or any of their Representatives in connection with the cooperation of the Company, its Subsidiaries and their Representatives contemplated by this Section 4.12.

(f)         Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except in each case to the extent arising from willful misconduct, gross negligence, intentional misrepresentation or fraud of the Company, its Subsidiaries and their respective Representatives. Parent’s obligations pursuant to Section 4.12(e) and this Section 4.12(f) are referred to collectively as the “Reimbursement Obligations”.

(g)        Payoff Letters. The Company shall deliver to Parent, at least three (3) business days prior to the Closing Date, customary payoff letters with respect to the Indebtedness of the Company and its Subsidiaries set forth on Section 4.12(g) of the Company Disclosure Schedule (the “Repaid Indebtedness”) executed by the holders (or, if applicable, the agent or trustee for such holders) of such Repaid Indebtedness stating the aggregate amount of Indebtedness thereunder as of the date specified in such letter (which may be accompanied by a customary per diem for payment following such date), the instructions for payment of the same to discharge such obligations and to release any guarantees and security interests thereunder, together with all instruments and other documentation (in form ready for filing, where applicable) necessary to release all Encumbrances on the assets and equity of the Company and its Subsidiaries. At least five (5) business days prior to the Closing Date, the Company shall deliver to Parent drafts of such payoff letters. Parent shall use reasonable best efforts to reasonably cooperate with the Company in connection with the preparation and delivery of such payoff letters, including by providing any information or documentation reasonably requested by the holders of such Repaid Indebtedness in connection therewith.

Section 4.13        Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors (or respective committees thereof) shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate or minimize the effect of any Takeover Law on any of the Transactions.

Section 4.14        Disposition of Shares. Prior to the Effective Time, the Company and the Company Board (or committee thereof) shall, to the extent necessary, take appropriate action, prior to or as of the Closing, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.15        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to any Legal Requirement and the rules and regulations of Nasdaq to cause (a) the delisting of the Company Common Stock from Nasdaq as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Shares to be delisted from Nasdaq prior to the Effective Time.

Section 4.16     Merger Sub Obligations. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent shall ensure that each of its Subsidiaries (including Merger Sub) duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and Parent, as applicable, shall be jointly and severally liable with its Subsidiaries (including Merger Sub) for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 4.17       FIRPTA Certificate. At least one (1) business day prior to the Effective Time, the Company shall provide a valid and duly executed certificate in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) from the Company stating that the Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, together with a notice to the IRS prepared in accordance with Treasury Regulation Section 1.897-2(h)(2), dated as of the Closing Date, and in the form attached hereto as Exhibit D.

Section 4.18        Notice of Certain Events.

(a)        During the Pre-Closing Period, unless prohibited by applicable Legal Requirements, each Party will deliver, as promptly as practicable, notice to the other Parties if any of the following occur: (i) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Persons is or may be required in connection with the Transactions; (ii) receipt of any notice or other communication from any Governmental Body or Nasdaq (or any other securities market) in connection with the Transactions; or (iii) such Party becoming aware of (A) any breach of any covenant or agreement made by such Party in this Agreement or (B) that any representation or warranty made by such party has become untrue or inaccurate in any material respect, in the case of each of the foregoing clauses (A) and (B), if and only to the extent that such untruth, inaccuracy or breach would reasonably be expected to cause any of the conditions set forth in Article V to fail to be satisfied at the Closing; provided, that the delivery of any notice pursuant to this Section 4.18(a) shall not cure any breach or inaccuracy of any covenant, agreement, representation or warranty made by or of the notifying party or limit the remedies available to the Party receiving such notification.

(b)         Without limiting the generality of the foregoing, during the Pre-Closing Period, the Company shall promptly (and in any event within two (2) business days) notify Parent in writing of: (i) any written notice received from Alcon or any of its Affiliates alleging any breach of, or default under (with or without notice or lapse of time), any Amended Alcon Agreement or (ii) any written notice of termination, cancellation, or intent not to renew, or any assertion of any right of termination under any Amended Alcon Agreement, received from or delivered to Alcon or any of its Affiliates.

Section 4.19       RWI Policy. At or prior to the Closing, Parent may obtain a representations and warranties insurance policy relating to the Transactions (the “RWI Policy”). At Parent’s request, the Company shall provide reasonable cooperation in assisting Parent in connection therewith, provided, however, that such cooperation is subject to the restrictions set forth in Section 4.12(b), mutatis mutandis. Any such RWI Policy shall provide that (a) the insurer thereunder (and any insurer providing excess coverage with respect thereto) (each, an “RWI Insurer”) will have no, and hereby waives and releases any, subrogation rights or contribution rights against the Company Related Parties (other than agents or attorneys of the Company and its Subsidiaries and each of their Affiliates) except solely in the case of actual and intentional fraud by such Company Related Party, (b) each of such Company Related Parties are express third-party beneficiaries of the RWI Policy with respect to the matters set forth in clause (a), with the right to enforce such provisions directly against the RWI Insurer, and (c) the RWI Policy may not be amended, modified, or waived with respect to the matters set forth in clause (a) or (b) or in any other manner adverse to any Company Related Party, in each case without the prior written consent of the applicable Company Related Party. Parent acknowledges and agrees that (i) its obligations set forth in this Agreement are not contingent or conditioned upon the procurement of any such RWI Policy, (ii) Parent shall be responsible for any and all fees and expenses related to any such RWI Policy and (iii) no Company Related Party shall have any liability or obligation to repay, reimburse, or otherwise make whole any RWI Insurer for any amounts paid or payable under the RWI Policy, except in the case of actual and intentional fraud.

Section 4.20        CVR Agreement. At or prior to the Effective Time, each of Parent and the Company shall authorize and duly adopt, execute and deliver, and will ensure that a duly qualified Rights Agent executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent (provided that such revisions are not, individually or in the aggregate, detrimental or adverse, taken as a whole, to any holder of a CVR). Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

ARTICLE V. CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 5.1        Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) prior to the Effective Time of each of the following conditions:

(a)         The Company will have received the Company Required Vote at the Company Stockholder Meeting (or any adjournment or postponement thereof).

(b)        (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have expired or been earlier terminated, and (ii) any required consents, registrations, declarations, notices or filings from Governmental Bodies in the jurisdictions set forth on Section 5.1(b) of the Company Disclosure Schedule, if any, shall have been made or obtained (or deemed to have been made or obtained by virtue of the expiration or termination of any applicable waiting periods).

(c)        No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction after the date hereof and remain in effect, nor shall any Legal Requirement have been entered, enforced, enacted, or issued after the date hereof by any Governmental Body, in each case, which prohibits, or makes illegal, the consummation of the Merger (any such order, injunction or Legal Requirement, a “Legal Restraint”).

(d)          Each of the Amended Alcon Agreements shall remain in full force and effect.

Section 5.2          Conditions to the Obligations of Parent and Merger Sub

. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)       (i) The representations and warranties of the Company set forth in this Agreement (other than those referred to in Section 2.1(a), the first sentence of Section 2.2(c), Section 2.3, Section 2.4(a), and Section 2.5(a) through Section 2.5(e), the last sentence of Section 2.7, Section 2.22 and Section 2.23) shall have been true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on and as of the date of this Agreement (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date) and shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on and as of the Closing Date as if made on and as of such time (in each case, except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Section 2.1(a), the first sentence of Section 2.2(c), Section 2.3, Section 2.4(a), Section 2.5(e), Section 2.22 and Section 2.23 that (x) are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time) and (y) are qualified by materiality or Material Adverse Effect shall be true and correct in all respects (without disregarding such materiality or Material Adverse Effect qualifications) as of the date of this Agreement and as of the Closing Date as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), (iii) the representations and warranties of the Company set forth in Section 2.5(a) through Section 2.5(d) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as if made on and as of such time (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), and (iv) the representations and warranties of the Company set forth in the last sentence of Section 2.7 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date.

(b)         The Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Closing.

(c)         Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer or chief financial officer thereof, certifying that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied.

(d)       Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing as of the Effective Time.

Section 5.3         Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Legal Requirements) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)         The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) on and as of the Closing Date as if made on and as of such date (except to the extent any such representation or warranty is expressly made as of an earlier date or time, in which case as of such earlier date or time), except where the failure of any such representation or warranty to be true and correct would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair the consummation of the Merger and delivery of the Merger Consideration or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

(b)       Parent and Merger Sub will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)        The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied.

ARTICLE VI. TERMINATION

Section 6.1          Termination. This Agreement may be terminated prior to the Effective Time:

(a)          by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b)         by either Parent or the Company if the condition set forth in Section 5.1(c) is not satisfied and a Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the issuance of such final, non-appealable Legal Restraint was primarily due to or caused by the failure of such Party to perform any of its covenants or obligations under this Agreement;

(c)        by either Parent or the Company if the Effective Time (whether prior to or after the receipt of the Company Required Vote) shall not have occurred on or prior to 11:59 p.m. Eastern Time on June 27, 2027 (the “Initial Termination Date” and such date, as may be extended pursuant to the immediately following proviso, the “Termination Date”); provided, however, that in the event that on the original Termination Date, the condition set forth in Section 5.1(b)(i) has not been satisfied, but all of the other closing conditions set forth in Article V have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), then the Initial Termination Date shall be automatically extended without further action by the Parties until 11:59 p.m. Eastern Time on September 27, 2027; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(c) shall not be available to any Party if the failure of the Effective Time to occur by the Termination Date was due to or caused by such Party’s (or in the case of Parent, Parent or Merger Sub’s) breach of any provision of this Agreement;

(d)        by Parent (whether prior to or after the receipt of the Company Required Vote), if the Company has breached or failed to perform any of its covenants or other agreements contained in this Agreement, or if any of the representations or warranties of the Company in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in Section 5.1 or Section 5.2, as applicable, if measured as of the time Parent asserts a right of termination pursuant to this Section 6.1(d), except that if such breach, failure or inaccuracy is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 6.1(d) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Company Breach Notice Period”), stating Parent’s intention to terminate this Agreement pursuant to this Section 6.1(d) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Company Breach Notice Period (to the extent capable of being cured); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(d) if Parent or Merger Sub is then in breach of any covenant or agreement of this Agreement or any representation or warranty of Parent in this Agreement is inaccurate, in each case, such that any condition set forth in Section 5.3(a) or Section 5.3(b) as applicable, would not then be satisfied.

(e)         by Parent, if at any time prior to receipt of the Company Required Vote, a Company Adverse Change Recommendation shall have been made or occurred, except that Parent’s right to terminate this Agreement pursuant to this Section 6.1(e) shall expire upon receipt of the Company Required Vote;

(f)          by the Company (whether prior to or after the receipt of the Company Required Vote), if Parent or Merger Sub has breached or failed to perform any of its respective covenants or other agreements contained in this Agreement, or if any of the representations or warranties of Parent or Merger Sub in this Agreement is inaccurate, which breach, failure to perform or inaccuracy would result in a failure of a condition set forth in Section 5.1 or Section 5.3, as applicable, if measured as of the time the Company asserts a right of termination pursuant to this Section 6.1(f) except that if such breach, failure or inaccuracy is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 6.1(f) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least thirty (30) days prior to such termination (or such shorter period of time as remains prior to the Termination Date, the shorter of such periods, the “Parent Breach Notice Period”), stating the Company’s intention to terminate this Agreement pursuant to this Section 6.1(f) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach, failure or inaccuracy has been cured prior to the expiration of the Parent Breach Notice Period (to the extent capable of being cured); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(f) if the Company is then in breach of any covenant or agreement of this Agreement or any representation or warranty of the Company in this Agreement is inaccurate, in each case, such that any condition set forth in Section 5.2(a) or Section 5.2(b), as applicable, would not then be satisfied;

(g)         by the Company, at any time prior to the receipt of the Company Required Vote, in order to accept a Superior Proposal and/or enter into a Company Acquisition Agreement providing for the consummation of such Superior Proposal in accordance with Section 4.4(b), so long as (i) the Company has not materially breached any of its obligations under Section 4.3 with respect to such Superior Proposal and (ii) prior to or substantially concurrently with such termination, the Company pays the Company Termination Fee due to Parent in accordance with Section 6.3(b) to the extent contemplated thereby;

(h)         by the Company if (i) all of the conditions set forth in Section 5.1 and Section 5.2 have been and continue to be satisfied (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or waived; (ii) Parent and Merger Sub fail to consummate the Closing on the date required pursuant to Section 1.3; (iii) the Company has irrevocably notified Parent in writing that (A) all of the conditions set forth in Section 5.1 and Section 5.2 have been and continue to be satisfied (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or waived and (B) the Company stands ready, willing and able to consummate, and will consummate, the Closing on the date such notice is delivered and throughout the end of the next succeeding two (2) business days; (iv) the Company gives Parent written notice at least two (2) business days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 6.1(h); and (v) the Closing has not been consummated by the end of such two (2) business day period; provided that the Company’s right to terminate this Agreement pursuant to this Section 6.1(h) shall not be conditioned on or otherwise affected by the availability of the Equity Financing or Debt Financing or the willingness of the Equity Financing Parties or the Debt Financing Sources to fund the Equity Financing or the Debt Financing, respectively, and Parent shall not be permitted to assert the unavailability of the Equity Financing or Debt Financing or the failure or refusal of the Equity Financing Parties or Debt Financing Sources to fund as a defense to any termination by the Company pursuant to this Section 6.1(h); or

(i)         by either Parent or the Company, if the Company fails to obtain the Company Required Vote at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger.

Section 6.2          Manner and Notice of Termination; Effect of Termination.

(a)        The Party terminating this Agreement pursuant to Section 6.1 (other than pursuant to Section 6.1(a)) shall deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 6.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b)         Any proper and valid termination of this Agreement pursuant to Section 6.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the proper and valid termination of this Agreement pursuant to Section 6.1, this Agreement shall immediately be of no further force or effect, without any liability or obligation of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except Section 2.26, Section 4.12(e), Section 4.12(f), this Section 6.2, Section 6.3, Article VII, and Exhibit A will each survive the termination of this Agreement and shall remain in full force and effect in accordance with their respective terms. Notwithstanding the foregoing but subject to Section 6.3(b)(vi) and Section 6.3(c)(iv), nothing in this Agreement will relieve any Party from any liability for any Willful Breach of this Agreement (subject to the Company Liability Limitation and the Parent Liability Limitation) arising prior to the valid termination of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreements or the Guarantee, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

Section 6.3          Expenses; Termination Fee.

(a)         Except as set forth in Section 4.6, Section 4.12, this Section 6.3 or as otherwise provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Paying Agent.

(b)          Company Termination Fee.

(i)        If (A) (1) this Agreement is validly terminated pursuant to Section 6.1(c) or Section 6.1(i) or (2) Parent validly terminates this Agreement pursuant to Section 6.1(d) as a result of a breach, failure to perform or inaccuracy by the Company that first occurred following the making of an Acquisition Proposal of the type referenced in the following clause (B); (B) after the date hereof and prior to the date of such termination a bona fide Acquisition Proposal is made or communicated to the Company Board (or a committee thereof) or the Company or is publicly disclosed (whether by the Company or a third party), or otherwise publicly made known to the Company Board (or a committee thereof) or the Company Stockholders, and in each case, is not publicly withdrawn prior to the earlier of the date of the Company Stockholder Meeting (or any adjournment or postponement thereof) and the date of such termination; and (C) within twelve (12) months of such termination, an Acquisition Proposal is consummated or a definitive agreement in respect of an Acquisition Proposal is entered into, then the Company will concurrently with the earlier of (x) the consummation of such Acquisition Proposal or (y) entry into the definitive agreement in respect of such Acquisition Proposal, pay, or cause to be paid, to Parent an amount in cash equal to the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent if one has been so designated by Parent. For purposes of this Section 6.3(b)(i), all references to “20%” in the definition of “Acquisition Proposal” will be deemed to be references to “50%.”

(ii)         If (A) Parent validly terminates this Agreement pursuant to Section 6.1(e) or (B) the Company validly terminates this Agreement pursuant to Section 6.1(i) at any time that Parent has the right to terminate this Agreement pursuant to Section 6.1(e), then the Company shall promptly (and in any event within five (5) business days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent if one has been so designated by Parent.

(iii)        If the Company validly terminates this Agreement pursuant to Section 6.1(g), then the Company shall promptly (and in any event within five (5) business days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent if one has been so designated by Parent; provided, however, if the Company validly terminates this Agreement pursuant to Section 6.1(g) pursuant to an Acquisition Proposal obtained pursuant to Section 4.3(b), including as such Acquisition Proposal may be modified following any proposals by Parent in connection with a Match Period (so long as such Match Period began prior to the No-Shop Period Start Date), then, for all purposes under this Agreement, the “Company Termination Fee” shall mean an amount equal to the Go-Shop Termination Fee.

(iv)        Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(v)         Payment; Default. The Parties acknowledge that the agreements contained in this Section 6.3(b) are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Company Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate Parent, Merger Sub and their respective Affiliates in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company fails to promptly pay the Company Termination Fee pursuant to this Section 6.3(b) and, in order to obtain such payment, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 6.3(b) or any portion thereof, the Company will pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Legal Requirements (collectively, the “Parent Enforcement Expenses”). The Company Termination Fee and all other payments under this Section 6.3(b) shall be made by the Company to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.

(vi)        Sole and Exclusive Remedy. Subject to the provisions of Section 6.3(d) and Section 7.8, if this Agreement is validly terminated pursuant to Section 6.1, Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 6.3(b) (including, if applicable, Parent’s right to Parent Enforcement Expenses under Section 6.3(b)(v)) will be the sole and exclusive remedy of Parent, Merger Sub, the Equity Financing Parties and the Parent Related Parties against the Company Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure. Parent’s receipt of the Company Termination Fee to the extent owed pursuant to Section 6.3(b) and any Parent Enforcement Expenses payable pursuant to Section 6.3(b)(v) will be the only monetary damages Parent and Merger Sub and each of their respective Affiliates may recover from Company Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Legal Requirements arising out of or in connection with any such breach, termination or failure, and upon payment of such amounts, (A) none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreements); and (B) none of Parent, Merger Sub or any other Person will be entitled to bring or maintain any Legal Proceeding against the Company or any Company Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and Parent may be entitled to remedies with respect to, the Confidentiality Agreements). Notwithstanding the foregoing, this Section 6.3(b)(vi) will not relieve the Company and its Subsidiaries from any liability if this Agreement is validly terminated by either Party in circumstances where the Company Termination Fee is not owed pursuant to Section 6.3(b) for any Willful Breach of or actual and intentional fraud under this Agreement prior to such termination; provided, that under no circumstances will the collective monetary damages payable by the Company Related Parties for breaches (including in the case of Willful Breach or actual and intentional fraud) or otherwise under this Agreement (taking into account the payment of the Company Termination Fee pursuant to this Agreement) exceed an amount equal to the Company Termination Fee plus any Parent Enforcement Expenses payable by the Company pursuant to Section 6.3(b)(v) in the aggregate for all such breaches (the “Company Liability Limitation”). In no event will any of the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Company Liability Limitation (including in the case of Willful Breach or actual and intentional fraud) against any of the Company Related Parties, and in no event will Parent or Merger Sub be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Company Liability Limitation (including in the case of Willful Breach or actual and intentional fraud) against the Company Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Legal Requirements arising out of any such breach, termination or failure.

(c)          Reverse Termination Fee.

(i)         If this Agreement is validly terminated pursuant to (A) Section 6.1(f) or (B) Section 6.1(h), then Parent shall promptly (and in any event within five (5) business days) following such termination pay, or cause to be paid, to the Company or its designee (as directed by the Company in writing) an amount in cash equal to the Reverse Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(ii)         Single Payment Only. The Parties acknowledge and agree that in no event will Parent be required to pay the Reverse Termination Fee on more than one occasion, whether or not the Reverse Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(iii)        Payment; Default. The Parties acknowledge that the agreements contained in this Section 6.3(c) are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Reverse Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate the Company and its Affiliates in the circumstances in which the Reverse Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if Parent fails to promptly pay the Reverse Termination Fee, pursuant to this Section 6.3(c), and, in order to obtain such payment, the Company commences a Legal Proceeding that results in a judgment against Parent for the amount set forth in Section 6.3(c) or any portion thereof, Parent will pay to the Company its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable Legal Requirements (collectively, the “Company Enforcement Expenses”). The Reverse Termination Fee and all other payments under this Section 6.3(c) shall be made by Parent to the Company by wire transfer of immediately available funds to an account designated in writing by the Company.

(iv)        Sole and Exclusive Remedy. Subject to the provisions of Section 6.3(d) and Section 7.8, if this Agreement is validly terminated pursuant to Section 6.1, the Company’s receipt of the Reverse Termination Fee, to the extent owed pursuant to Section 6.3(c) (including, if applicable, the Company’s right to Company Enforcement Expenses under Section 6.3(c)(iii)) will be the sole and exclusive remedy of the Company and the Company Related Parties against the Parent Related Parties arising out of or in connection with this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of or in connection with any breach, termination or failure. The Company’s receipt of the Reverse Termination Fee to the extent owed pursuant to Section 6.3(c) and any Company Enforcement Expenses payable pursuant to Section 6.3(c)(iii) will be the only monetary damages the Company and its Affiliates may recover from the Parent Related Parties in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Legal Requirements arising out of or in connection with any such breach, termination or failure, and upon payment of such amounts, (A) none of the Parent Related Parties will have any further liability or obligation to the Company or its Affiliates relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis of such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to and the Company may be entitled to remedies with respect to, the Confidentiality Agreements); and (B) none of the Company or any other Person will be entitled to bring or maintain any Legal Proceeding against Parent, Merger Sub or any Parent Related Party arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby or any matters forming the basis for such termination (except that the Parties (or their respective Affiliates) will remain obligated with respect to, and the Company may be entitled to remedies with respect to, the Confidentiality Agreements). Notwithstanding the foregoing, this Section 6.3(c)(iv) will not relieve the Parent Related Parties from any liability if this Agreement is validly terminated by either Party in circumstances where the Reverse Termination Fee is not owed pursuant to Section 6.3(c) for any Willful Breach of or actual and intentional fraud under this Agreement prior to such termination; provided, that under no circumstances (including in the case of Willful Breach or actual and intentional fraud) will the collective monetary damages payable by the Parent Related Parties for breaches or otherwise under this Agreement (taking into account the payment of the Reverse Termination Fee pursuant to this Agreement) exceed the sum of (x) the Reverse Termination Fee plus (y) any Company Enforcement Expenses payable by Parent pursuant to Section 6.3(c)(iii) in the aggregate for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against any of the Parent Related Parties (including in the case of Willful Breach or actual and intentional fraud), and in no event will the Company be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement or the Merger, the termination of this Agreement, the failure to consummate the Merger or any claims or actions under applicable Legal Requirements arising out of any such breach, termination or failure (including in the case of Willful Breach or actual and intentional fraud).

(d)        Acknowledgement Regarding Specific Performance. Notwithstanding anything to the contrary in Section 6.3(b) or Section 6.3(c), it is agreed that Parent, Merger Sub and the Company will be entitled to an injunction, specific performance or other equitable relief as provided in Section 7.8(b), except that, although the Parties, each in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with, but subject to the limitations of, Section 7.8(b), under no circumstances will a Party be permitted or entitled to receive both (i) specific performance of the other Party’s obligation to effect the Closing and (ii) any payment of the Company Termination Fee (in the case of Parent), the Reverse Termination Fee (in the case of the Company) and/or monetary damages in respect of a Willful Breach of the other Party (subject to the Company Liability Limitation and the Parent Liability Limitation, as applicable).

ARTICLE VII. MISCELLANEOUS PROVISIONS

Section 7.1         No Survival of Representations, Warranties, Covenants and Agreements. The Parties acknowledge and agree that (i) none of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time, and (ii) except for any covenant or agreement that by its terms contemplates performance after the Effective Time, including, without limitation, any covenant or agreement under the CVR Agreement, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

Section 7.2           Amendment. Prior to the Effective Time and subject to Section 4.8(e), any provision of this Agreement may be amended by the Parties only by action taken or authorized by or on behalf of the respective boards of directors (or duly authorized committees thereof) of the Company and Parent at any time; provided, that such amendment is in writing and is signed by each Party; provided, further, that without the further approval of the Company Stockholders, no such amendment or waiver shall be made or given that requires the approval of the Company Stockholders under the DGCL unless the required further approval is obtained.

Section 7.3          Waiver. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Legal Requirements, (a) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other Party or (c) waive compliance by the other Party with any of the agreements contained herein applicable to such Party or, except as otherwise provided herein, waive any of such Party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single Party for purposes of the foregoing); provided that after obtaining the Company Required Vote and prior to the Effective Time, there shall be no waiver or extension of this Agreement that (x) decreases the Merger Consideration or (y) adversely affects the rights of the Company Stockholders, in the case of each of clauses (x) and (y), without the approval of the Company Stockholders. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 7.4          Entire Agreement; Counterparts. This Agreement, together with the CVR Agreement, the Voting and Support Agreements, the Guarantee and the other agreements, exhibits, annexes and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreements shall not be superseded and shall remain in full force and effect (except that, for the avoidance of doubt, the Confidentiality Agreements shall not restrict any party thereto from making a confidential proposal to the Company Board or requesting any amendment or waiver of any provision of such Confidentiality Agreements); provided, further, that, if the Effective Time occurs, the Confidentiality Agreements shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the Parties to the terms and conditions of this Agreement. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 7.5          Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 7.6          Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, that (x) following the Closing, each Party may assign its rights, interests and obligations hereunder to its Affiliates but such assignment shall not relieve such Party of its obligations or liabilities hereunder and (y) Parent and any of its Affiliates may assign any or all of its rights or interests under this Agreement as a collateral assignment to any Debt Financing Sources providing the Debt Financing without the written consent of the Parties, but such assignment shall not relieve such Party of its obligations or liabilities hereunder. No assignment by any Party in accordance herewith will relieve such Party of any of its obligations hereunder.

Section 7.7          No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (i) if the Closing occurs, (A) the right of the Company Stockholders to receive the Merger Consideration and (B) the right of the holders of Company Options, RSUs and PSUs to receive the Option Consideration, the RSU Consideration or the PSU Consideration, as applicable; (ii) the provisions set forth in Section 4.8; (iii) the limitations on liability of the Company Related Parties set forth in Section 6.3(b); (iv) the limitations on liability of the Parent Related Parties set forth in Section 6.3(c); and (v) the rights of the Debt Financing Entities set forth in Section 7.13.

Section 7.8          Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies; Waiver of Jury Trial.

(a)        This Agreement, and all actions and proceedings arising out of, or relating to the subject matter hereof or the Transactions, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 7.8(c), in any action or proceeding arising out of or relating to this Agreement, the subject matter hereof or any of the Transactions: each of the Parties irrevocably (i) submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom, in each case, sitting in New Castle County in the State of Delaware, (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware, in each case, sitting in New Castle County of the State of Delaware) (such courts, the “Chosen Courts”) (it being agreed that the consents to jurisdiction and venue set forth in this Section 7.8(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); (ii) waives the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any Legal Proceeding in the Chosen Courts, (iii) agrees to not attempt to deny or defeat such jurisdiction by motion or otherwise request leave from any Chosen Court and (iv) agrees not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any court other than the Chosen Courts (except for an action to enforce a judgment of a Chosen Court). Each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 7.9. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)        The Parties agree that irreparable damage for which monetary damages (including any fees payable pursuant to Section 4.12(e) and Section 4.12(f)), even if available, would not be an adequate remedy, would occur and that the Parties would not have any adequate remedy at law in the event that the Parties do not perform their obligations under the provisions of this Agreement (or the Financing Commitment Letters) in accordance with its (or their) specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to the following sentence, (i) the Parties shall be entitled, in addition to any other remedy to which it is entitled at law or in equity, to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 7.8(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, at law or in equity, (ii) the provisions set forth in Section 6.3: (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is explicitly agreed that if (A) all of the conditions set forth in Section 5.1 and Section 5.2 have been satisfied (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or waived, (B) the Company has irrevocably confirmed in a written notice to Parent that (x) all of the conditions set forth in Sections 5.1 and 5.2 have been satisfied (other than any such conditions that by their nature are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) or that it is irrevocably waiving any such unsatisfied conditions at the Closing and (y) if the Financing is funded then it would take such actions that are within its control to cause the Closing to occur in accordance with this Agreement as promptly as practicable, (C) the Debt Financing (or any Alternative Financing in accordance with Section 4.11(d)) has been or will be funded at the Closing if the Equity Financing is funded at the Closing and (D) Parent and Merger Sub fail to consummate the Closing by the later of (x) the third (3rd) business day following Parent’s receipt of the notification by the Company that it is ready, willing and able to consummate the Transactions and (y) the date the Closing should have occurred pursuant to Section 1.3, the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Merger and cause the Equity Financing to be funded (including to cause Parent and Merger Sub to enforce the obligations of the Equity Financing Parties under the Equity Commitment Letter in order to cause the Equity Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter). The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 7.8(b) shall not be required to provide any bond or other security in connection with any such order or injunction, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Legal Requirements or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The Parties further agree that (x) by seeking the remedies provided for in this Section 7.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 7.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 7.8 prior to, or as a condition to, exercising any termination right under Article VI (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding by a Party pursuant to this Section 7.8 or anything set forth in this Section 7.8 restrict or limit such Party’s right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter. If, prior to the Initial Termination Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party or the Company brings any action seeking an injunction, specific performance or other equitable relief in connection with the Financing Commitment Letters, the Initial Termination Date shall automatically be extended by twenty (20) business days, if and only if such Legal Proceeding is pending as of the Initial Termination Date.

(c)        EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES OR AGAINST THE EQUITY FINANCING PARTIES OR THE DEBT FINANCING ENTITIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SUBJECT MATTER HEREOF, THE EQUITY COMMITMENT LETTER, THE DEBT FINANCING OR THE TRANSACTIONS.

Section 7.9          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder: (a) one (1) business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) if sent by email transmission prior to 5:00 p.m. Eastern Time, upon transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 5:00 p.m. Eastern Time, the business day following the date of transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto); provided, that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Merger Sub (or following the Effective Time, the Company):

Lifecore Inc.
Hazel Merger Sub, Inc.
950 Winter Street
4th Floor, North Entrance
Waltham, MA 02451
Attention: Matthew Beer
Email: [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attention: Joshua M. Zachariah; Peter Hanoian; Richard E. Schwartz
Email: jzachariah@goodwinlaw.com; phanoian@goodwinlaw.com; and
richardschwartz@goodwinlaw.com

if to the Company (prior to the Effective Time):

Lifecore Biomedical, Inc.
3515 Lyman Blvd
Chaska, MN 55318-3051
Attention: Paul Josephs and Tom Salus
Email: [***]

with a copy to (which shall not constitute notice):

Ballard Spahr LLP
80 South 8th Street, Suite 2000
Minneapolis, MN 55402
Attention: April Hamlin, Brian Short and Barbara Lano Rummel
Email: hamlina@ballardspahr.com; shortb@ballardspahr.com; and
rummelb@ballardspahr.com

Section 7.10     Company Disclosure Schedule References. The Parties agree that the disclosure set forth in any particular Section or subsection of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations, warranties or covenants of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations, warranties or covenants of the Company that are set forth in this Agreement for which the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations, warranties or covenants is reasonably apparent on its face.

Section 7.11        No Recourse. Notwithstanding any provision of this Agreement or otherwise, the Parties to this Agreement agree on their own behalf and on behalf of their respective Affiliates that no Non-Recourse Party of a Party shall have any liability relating to this Agreement or any of the Transactions (except in the case of intentional fraud by such Non-Recourse Party or as otherwise agreed to in writing by such Non-Recourse Party (including the liability of the Equity Financing Parties under the Equity Commitment Letter and the Guarantee)).

Section 7.12        Certain Interpretations.

(a)         For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. For purposes of this Agreement, where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires.

(b)      Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, the Parties agree that any rule of construction to the effect that ambiguities or questions of intent or interpretation are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authority of any of the provisions of this Agreement.

(c)        The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Legal Requirement, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the drafting party of such agreement or document.

(d)        As used in this Agreement, unless otherwise indicated, the words “include,” “includes” and “including” shall be deemed in each case to be followed by the words “without limitation.” As used in this Agreement, unless otherwise indicated, the words “hereof,” “herein” and “hereunder” and words of like import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. As used in this Agreement, unless otherwise indicated, the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”). As used in this Agreement, unless otherwise indicated, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and shall not simply mean “if.”

(e)        Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(f)        Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(g)         References to “made available” shall mean that such documents or information referenced: (i) were delivered or provided to the Company, Parent, Merger Sub or their respective Representatives, as applicable, in person, via certified mail or via email at least one (1) business day prior to the execution and delivery of this Agreement; (ii) were contained in the “Project Hazel” electronic data room maintained by Intralinks by or on behalf of the Company in connection with the Transactions at least one (1) business day prior to the execution and delivery of this Agreement; or (iii) were publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC at least one (1) business day prior to the execution and delivery of this Agreement.

(h)          The information contained in this Agreement and in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Legal Requirement or breach of Contract; (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement; or (iii) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The information contained in the Company Disclosure Schedule shall not be construed as constituting any representation, warranty, and/or covenant of the Company or expanding their scope, except as and to the extent expressly provided in this Agreement or in the Company Disclosure Schedule. Nothing set forth in the Company Disclosure Schedule shall be deemed to broaden or otherwise amplify the representations, warranties, and/or covenants contained in this Agreement, except as and to the extent expressly provided in this Agreement or in the Company Disclosure Schedule.

(i)         The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(j)         References to any specific Legal Requirement or to any provision of any Legal Requirement includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Legal Requirement will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date.

(k)         References to “$” or “dollars” refer to United States dollars unless otherwise noted.

(l)          The table of contents and bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 7.13       Debt Financing Entities. Notwithstanding anything herein to the contrary, the parties hereby agree that (a) no Debt Financing Entity shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (provided that nothing in this Section 7.13 shall limit the liability or obligations of such Debt Financing Entities under any debt commitment letter, the fee letter related thereto, any credit agreement or any other documents governing or evidencing the debt facility, any credit facilities or other financing provided by any Debt Financing Entity), (b) except as may be set forth in any debt commitment letter, the fee letter related thereto, any credit agreement or any other documents governing or evidencing the debt facility, any credit facilities or other financing provided by any Debt Financing Entity, any action of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Entity arising out of, in connection with, or relating to this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the City of New York (Borough of Manhattan), State of New York (and any appellate court thereof) and each  party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (c) service of process upon any such party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.9 and irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (d) any interpretation of any agreements related to the Debt Financing will be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of New York, without regard to principles of conflict of laws that would result in the application of the laws of another state (except for any interpretation as to whether a Material Adverse Effect has occurred, which will be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware), (e) no party hereto will bring, permit any of their respective controlled Affiliates to bring, or support anyone else in bringing, any such action in any other court, (f) only Parent (including its permitted successors and assigns) and the other parties to any debt commitment letter, the fee letter related thereto, any credit agreement or any other agreements governing the Debt Financing at their own direction shall be permitted to bring any claim against a Debt Financing Entity for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any such agreement, (g) no amendment or waiver of this Section 7.13, Section 7.6, Section 7.8(c) or any of the defined terms used herein or therein (or any other provision of this Agreement, the amendment, modification, waiver or alteration of which has the effect of modifying such provisions) that is adverse to the Debt Financing Entities in their capacity as such shall be effective against such Debt Financing Entities without the prior written consent of the lenders party to the agreements governing the Debt Financing to which such amendment is adverse, and (h) the Debt Financing Entities are express and intended third party beneficiaries of, and may rely upon and enforce, this Section 7.13, Section 7.6 and Section 7.8(c).

Section 7.14      Cooperation. The Parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other Parties to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

Section 7.15      Obligations of Parent. Parent shall cause Merger Sub and, following the Effective Time, the Surviving Corporation, to comply with, duly perform, satisfy, and discharge, on a timely basis, all of their respective covenants, obligations, and liabilities under this Agreement, and Parent shall be liable for the due and timely performance, satisfaction, and discharge of each of the said covenants, obligations, and liabilities. Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by Merger Sub.

[Signature pages follow]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

Lifecore Inc.

By:	/s/ Matthew Beer
Name:	Matthew Beer
Title:	President

Hazel Merger Sub, Inc.

By:	/s/ Matthew Beer
Name:	Matthew Beer
Title:	President

Lifecore Biomedical, Inc.

By:	/s/ Paul Josephs
Name:	Paul Josephs
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

“401(k) Termination Date” is defined in Section 4.7(c).

“Acceptable Confidentiality Agreement” is defined in Section 4.3(a).

“Acquisition Inquiry” shall mean any inquiry regarding, or the making of any proposal or offer that would reasonably be expected to lead to, an Acquisition Proposal.

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, providing for, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company and its Subsidiaries equal to 20% or more of the consolidated assets of the Company and its Subsidiaries or to which 20% or more of the revenues or earnings of the Company and its Subsidiaries on a consolidated basis are attributable, (B) direct or indirect purchase or other acquisition by any Person or entity (or Persons acting in concert) or group, whether from the Company or any other Person(s), of outstanding Shares representing 20% or more of the total voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender or exchange offer by any Person or entity (or Persons acting in concert) or group that, if consummated in accordance with its terms, would result in such Person or entity (or Persons acting in concert) or group beneficially owning 20% or more of the total voting power of the Company after giving effect to the consummation of such tender or exchange offer, or (C) merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or entity (or Persons acting in concert) or group beneficially owning 20% or more of the total voting power of the Company, in each case, other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person whether through the ownership of securities or partnership or other ownership interests by Contract or otherwise.

“Agreement” is defined in the preamble to this Agreement.

“AI Requirements” is defined in Section 2.10(i).

“AI Systems” is defined in Section 2.10(i).

“Alcon” shall mean Alcon Research, LLC, a Delaware limited liability company.

“Alcon Contract Manufacturing Agreement” shall mean the Amended and Restated Contract Manufacturing Agreement, dated December 31, 2023, by and between the Lifecore Biomedical, LLC and Alcon, as amended by Amendment No. 1, dated May 2, 2024 and Amendment No. 2 dated June 13, 2025.

“Alcon Supply Agreement” shall mean the Amended and Restated Supply Agreement, dated May 3, 2023, by and between the Lifecore Biomedical, LLC and Alcon, as amended by Amendment No. 1, dated December 31, 2023.

“Alternative Financing” has the meaning set forth in Section 4.11(d).

“Amended Alcon Agreements” shall mean, collectively, (i) the Alcon Supply Agreement, (ii) Amendment No. 3 to the Alcon Contract Manufacturing Agreement and (iii) the Alcon Contract Manufacturing Agreement.

“Amendment No. 3 to the Alcon Contract Manufacturing Agreement” shall mean Amendment No. 3, dated September 24, 2026 and effective November 1, 2026 to the Alcon Contract Manufacturing Agreement.

“Annual Bonus Plan” is defined in Section 4.7(d).

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act 2010, and any applicable Legal Requirements of similar effect.

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, state Legal Requirements and other applicable Legal Requirements (including non-U.S. Legal Requirements) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, or abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly and all Legal Requirements and orders issued by a Governmental Body relating to foreign investment or national security.

“Balance Sheet” is defined in Section 2.8.

“Bankruptcy and Equity Exceptions” is defined in Section 2.11(b).

“Base Consideration” is that amount equal to $6.28 in cash per share of Company Common Stock.

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“business day” shall mean a day except a Saturday, a Sunday or other day on which banks in New York, New York are authorized or required by Legal Requirements to be closed.

“CDMO Subsidiaries” means Lifecore Biomedical Operating Company, Inc., a Delaware corporation, and Lifecore Biomedical, LLC, a Minnesota limited liability company.

“Certificate of Incorporation” shall mean the Certificate of Incorporation of the Company, as amended.

“Certificates” is defined in Section 1.7(b).

“Change in Circumstance” shall mean any material event, fact, occurrence or development or material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that (a) was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or if known to the Company Board as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement) and becomes known (or the consequences become known, if applicable) to the Company Board after the execution and delivery of this Agreement and prior to the time the Company Required Vote is obtained and (b) does not relate to (i) the receipt, existence of, or terms of an Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Merger Sub or any of their Affiliates, (iii) the fact, in and of itself, that the Company meets or exceeds any internal or analysts’ expectations or projections for the results of operations for any period ending on or after the date of this Agreement (provided, that the exception in this clause (iii) shall not prevent or otherwise affect any such development or change underlying the Company meeting or exceeding such metrics from being taken into account in determining whether a Change in Circumstance has occurred), (iv) any changes after the date of this Agreement in the market price or trading volume of the shares of Company Common Stock (provided, that the exception in this clause (iv) shall not prevent or otherwise affect any such development or change underlying such change in market price or trading value from being taken into account in determining whether a Change in Circumstance has occurred) or (v) any events, changes or circumstances resulting primarily from a breach of this Agreement by the Company.

“Chosen Courts” is defined in Section 7.8(a).

“Clearance Date” is defined in Section 4.5(c).

“Closing” is defined in Section 1.3(a).

“Closing Consideration” means the Base Consideration and the Conversion Consideration.

“Closing Date” is defined in Section 1.3(a).

“Code” shall mean the Internal Revenue Code of 1986.

“Common Stock CVR Consideration” is defined in Section 1.6(a)(iii).

“Common Stock Merger Consideration” means, collectively, the Base Consideration and the Common Stock CVR Consideration.

“Company” is defined in the preamble to this Agreement.

“Company Acquisition Agreement” is defined in Section 4.3(d).

“Company Adverse Change Recommendation” is defined in Section 4.4(a).

“Company Associate” shall mean each officer, employee, and natural person who is an independent contractor, consultant or director, of or to the Company or any of its Subsidiaries.

“Company Board” is defined in Recital B of this Agreement.

“Company Board Recommendation” is defined in Recital B of this Agreement.

“Company Breach Notice Period” is defined in Section 6.1(d).

“Company Common Stock” shall mean the common stock, par value of $0.001 per share, of the Company.

“Company Contract” shall mean any Contract to which the Company or any of its Subsidiaries is a party.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date of this Agreement.

“Company Enforcement Expenses” is defined in Section 6.3(c)(iii).

“Company Equity Plans” shall mean collectively the Company’s 2019 Stock Incentive Plan effective as of October 16, 2019 and the Company’s Equity Inducement Plan effective as of March 20, 2024, in each case, as amended.

“Company IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Lease” shall mean any Company Contract pursuant to which the Company or its Subsidiaries leases or subleases Leased Real Property from another Person.

“Company Liability Limitation” is defined in Section 6.3(b)(vi).

“Company Options” shall mean all outstanding options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Preferred Stock” shall mean the preferred stock, par value of $0.001 per share, of the Company.

“Company Related Parties” shall mean, collectively, (A) the Company and its Subsidiaries and each of their Affiliates and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, members, managers, general or limited partners, stockholders and assignees of the Company, any of its Subsidiaries and each of their Affiliates.

“Company Required Vote” shall mean the affirmative vote of the holders of a majority of the outstanding Company Common Stock and Company Series A Preferred Stock, on an as converted basis, voting together as a single class in favor of the adoption of this Agreement and approval of the Merger.

“Company SEC Documents” is defined in Section 2.6(a).

“Company Series A Preferred Stock” shall mean the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.

“Company Stock Awards” shall mean all Company Options, RSUs and PSUs.

“Company Stockholder” shall mean a holder of Company Common Stock or a holder of Company Series A Preferred Stock, as applicable.

“Company Stockholder Meeting” is defined in Section 4.5.

“Company Termination Fee” shall mean a fee equal to $9,957,716.

“Confidentiality Agreements” is defined in Section 4.1.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Continuing Employee” is defined in Section 4.7(a).

“Contract” shall mean any legally binding agreement, contract, subcontract, lease, bond, debenture, note, indenture, option, warrant, warranty, license or sublicense.

“Conversion Consideration” shall mean an amount in cash per share of Company Series A Preferred Stock equal to the Conversion Amount as defined in Section 3 of the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company.

“CVR” means the one (1) contingent value right, which shall represent the right to receive the Milestone Payment Amounts, if any, when and if payable, subject to the terms and conditions set forth in the CVR Agreement.

“CVR Agreement” shall mean the Contingent Value Rights Agreement, in substantially the form attached hereto as Exhibit C.

“Data Security Requirements” shall mean all applicable (i) Privacy Laws, (ii) internal and public-facing privacy, data handling and/or security policies, notices, and statements of the Company and/or its Subsidiaries, (iii) the Company and its Subsidiaries’ contractual obligations (including, but not limited to, those with customers) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information to which the Company or any of its Subsidiaries is a party, and (iv) if applicable, any rules of self-regulatory organizations, codes of conduct, or other industry frameworks to which the Company is bound, including, without limitation, the Payment Card Industry Data Security Standard. “Data Security Requirements” does not include HIPAA.

“DEA” is defined in Section 2.13(c)(ii).

“Debt Commitment Letter” is defined in Section 3.6(a).

“Debt Financing” is defined in Section 3.6(a).

“Debt Financing Entities” shall mean the Debt Financing Sources, together with their respective Affiliates, and their respective Affiliates’ current or future officers, directors, partners, equityholders, members, employees, attorneys, advisors, agents and representatives involved in the Debt Financing and the respective successors and permitted assigns of each of the foregoing.

“Debt Financing Sources” shall mean the Persons (other than Parent, the Equity Financing Parties and Merger Sub and their respective Affiliates), if any, in their respective capacities as such, that commit to provide, arrange, underwrite or place all or any portion of the Debt Financing or any alternate debt financing in connection with the Merger, together with their respective Affiliates and their and their Affiliates’ current, former and future officers, directors, general or limited partners, shareholders, members, controlling persons, employees, agents and representatives involved in the Debt Financing or such alternate debt financing and the successors and assigns of each of the foregoing, including the parties to any commitment letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Determination Notice” is defined in Section 4.4(b)(i).

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 1.8.

“DOJ” shall mean the U.S. Department of Justice.

“DTC” shall mean the Depository Trust Company.

“Effective Time” is defined in Section 1.3(b).

“Employee Plan” shall mean any “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other salary, bonus, commission, employment, consulting, equity or equity-based, employee loan, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefit, hospitalization, medical, life or other insurance, flexible benefit, supplemental unemployment benefit, profit-sharing, pension, retirement, supplemental retirement, tax gross-up, expense reimbursement, welfare, fringe benefit, change of control, transaction, retention, post-termination or post-employment health and welfare, salary continuation, or other compensation or benefit plan, policy, program, agreement or arrangement sponsored, maintained, contributed to or required to be contributed to by the Company or any ERISA Affiliate for the benefit of any Company Associate or former officer, employee, or natural person who is an independent contractor, consultant or director, of or to the Company or any ERISA Affiliate (or the spouse, dependents, or beneficiaries of any such person) or with respect to which the Company and its Subsidiaries could reasonably be expected to have any contingent or other liability.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest, or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset, and any restriction on the possession, exercise, or transfer of any other attribute of ownership of any asset).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), organization or entity.

“Environmental Law” shall mean any federal, state, local, foreign or other Legal Requirements relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of or exposure to Hazardous Materials.

“Equity Commitment Letter” shall have the meaning set forth in Section 3.6(a).

“Equity Financing” shall have the meaning set forth in Section 3.6(a).

“Equity Financing Parties” shall have the meaning set forth in Section 3.6(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Company.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Excluded Shares” means, collectively, Shares that are to be cancelled or converted in accordance with Section 1.6(a)(i) or Section 1.6(a)(ii) and Dissenting Shares.

“Export-Import Laws” shall mean all applicable Legal Requirements governing export, reexport, transfer, and import controls, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations, and the customs and import laws administered by U.S. Customs and Border Protection, the anti-boycott laws and regulations administered by the U.S. Departments of Commerce and Treasury.

“FDA” is defined in Section 2.13(c)(i).

“Financing” is defined in Section 3.6(a).

“Financing Commitment Letters” is defined in Section 3.6(a).

“Foreign Employee Plan” is defined in Section 2.18(d).

“FTC” shall mean the U.S. Federal Trade Commission.

“FY26” is defined in Section 4.7(d).

“FY26 Bonus” is defined in Section 4.7(d).

“GAAP” shall have the meaning set forth in Section 2.6(b).

“Government Official” shall mean any officer or employee of a Governmental Body or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization or any Person acting in an official capacity for or on behalf of any such Governmental Body, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Authorization” shall mean any (a) permit, license, certificate, franchise, permission, approval, exception, variance, clearance, registration, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body, accreditation body, industry association or standards compliance organization, or pursuant to any Legal Requirement, including FDA 510(k) clearances or pre-market notifications, pre-market approvals, investigational new drug applications or device exemptions, product recertifications, device establishment registrations, manufacturing approvals and authorizations or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean (a) any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) any federal, state, local, municipal, foreign or other government; or (c) any governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body, Regulatory Authority or Entity and any court, arbitrator, mediator or other tribunal.

“Governmental Program” shall mean any “Governmental Program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, Medicaid, CHAMPVA, TRICARE, the United States Department of Veteran Affairs, and all other health care reimbursement programs funded and/or regulated by any Governmental Body.

“Go-Shop Termination Fee” shall mean $7,468,287.

“Guarantee” has the meaning set forth in Recital D.

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined as hazardous, toxic or words of similar meaning under any Environmental Law and includes any pollutant, contaminant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste, lead, asbestos and per- or polyfluoroalkyl substances.

“Healthcare Laws” shall mean any and all federal, state, local, or foreign healthcare and FDA related Legal Requirements, applicable to the Company and its Subsidiaries including those Legal Requirements related to the nonclinical and clinical research, investigation, development, production, design, manufacturing, packaging, handling, labeling, marketing, advertising, promotion, import, export, testing, sale, sampling, distribution, shipping, transport, use, and commercialization of medical devices, pharmaceutical or biological products (and components thereof), including the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq.; the Public Health Service Act, 42 U.S.C. § 201 et seq.; the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the federal False Claims Act, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the federal Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; Legal Requirements governing the protection of human research subjects; the Controlled Substances Act, 21 U.S.C. § 801 et seq., the FDA’s current Good Manufacturing Practice (cGMP) regulations as set forth in 21 C.F.R. Parts 210, 211, 600 – 680, 812, and 1271, Good Laboratory Practices, Good Clinical Practices, all applicable requirements relating to protection of human subjects contained in 21 C.F.R. Parts 50, 54, and 56; the Prescription Drug Marketing Act of 1987; the Sunshine/Open Payments Law, 42 U.S.C. § 1320a-7h; and similar state or federal Legal Requirements related to the reporting of manufacturer payments or transfers of value to health care professionals; state drug transparency and other government price reporting Legal Requirements and regulations; federal and state self-referral prohibitions, anti-kickback, illegal remuneration, and provider conflict of interest Legal Requirements; Legal Requirements governing quality and safety, Governmental Authorizations; or other material aspects of the provision of healthcare products and services, including, accreditation standards of applicable accreditation bodies; the exclusion statute, 42 U.S.C. § 1320a-7, and counterpart state exclusion Legal Requirements; HIPAA; and Legal Requirements governing the manufacture, possession, and distribution of controlled substances, including any Legal Requirements relating to the licensure and registration of drug, biological product and device manufacturers, distributors, wholesalers, warehousing service providers, third-party logistics providers; and any comparable state, federal, or foreign Legal Requirement, as applicable, relating to any of the foregoing.

“HIPAA” shall mean, collectively, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated under these statutes, as amended from time to time.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In-bound License” is defined in Section 2.10(d)(i).

“Indebtedness” shall mean, with respect to the Company and its Subsidiaries, (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person (other than, with respect to the Company and its Subsidiaries, to the Company or any of its Subsidiaries), including the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, Alcon change-of-control premiums and unpaid fees or expenses thereon; (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person; (c) any obligations in respect of letters of credit (to the extent drawn) and bankers’ acceptances (other than letters of credit used as security for leases) to the extent drawn upon the counterparty thereto; (d) all obligations under finance leases (as determined in accordance with GAAP); and (e) any guaranty of any such obligations described in clauses (a) through (d) of any Person (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Indemnified Persons” is defined in Section 4.8(a).

“Information Security Reviews” is defined in Section 2.15(d).

“Insurance Policies” is defined in Section 2.20.

“Initial Termination Date” is defined in Section 6.1(c).

“Intellectual Property Rights” shall mean all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (i) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, rights in Software, data and databases, and mask works; (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, and other source identifiers, domain names and URLs, social media accounts and handles, and any goodwill associated with any of the foregoing in this clause (ii); (iii) rights associated with trade secrets, know-how, confidential and proprietary information, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (iv) patents and industrial property rights; (v) other proprietary rights or intellectual property rights of every kind and nature; and (vi) all registrations, renewals, extensions, statutory invention registrations, provisionals, non-provisionals, continuations, continuations-in-part, divisionals, or reissues of, and applications for, any of the rights referred to in clauses (i) through (v) (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” shall mean the Internal Revenue Service.

“knowledge” shall mean, with respect to the Company, the actual knowledge, after reasonable inquiry of their direct reports primarily responsible for such matters, of the individuals set forth on Section 1.01 of the Company Disclosure Schedule.

“Leased Real Property” is defined in Section 2.9(b).

“Legal Proceeding” shall mean any claim, action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), mediation, investigation or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any applicable federal, state, local, municipal, foreign or other law, order, statute, constitution, valid executive order, or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body or any Regulatory Authority (or under the authority of the Nasdaq).

“Legal Restraint” is defined in Section 5.1(c).

“Match Period” is defined in Section 4.4(b)(i).

“Material Adverse Effect” shall mean any fact, event, occurrence, effect, condition, change, development or circumstance (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of, relating to or resulting from the following, shall be deemed in and of themselves, either alone or in combination, to be or constitute, and none of the following shall be taken into account in determining whether there has been, or would reasonably be expected to have, a Material Adverse Effect: (i) any Effect generally affecting any industry in which the Company or its Subsidiaries operates; (ii) any general economic, legislative, regulatory or political conditions or conditions in any securities, credit, financial or other capital markets, in each case in the United States or any other country or region; (iii) any Effect arising directly or indirectly from or otherwise relating to changes in interest rates, inflation rates, tariffs or fluctuations in the value of any currency; (iv) any Effect in regulatory, legislative or political conditions in the United States or any other country or region in the world; (v) any act of terrorism, cyberterrorism, war, civil unrest, national or international calamity, weather, earthquakes, hurricanes, tornadoes, natural disasters, climatic conditions, pandemics, epidemic, public health emergencies or any other similar event (and any escalation or worsening of any of the foregoing); (vi) any change in Legal Requirements or GAAP, or interpretations of any Legal Requirements or GAAP; (vii) any change in the market price, credit rating or trading volume of the Company’s stock or other securities or any change affecting the ratings or the ratings outlook for the Company (provided, that the underlying factors contributing to any such change shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); (viii) any failure by the Company or any of its Subsidiaries to meet any internal or external projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the underlying factors contributing to any such failure shall not be excluded unless such underlying factors would otherwise be excluded from the definition of Material Adverse Effect); (ix) any Effect arising out of or relating to the announcement, execution, pendency or performance of this Agreement and the Transactions, including (A) any action taken or not taken by the Company or any of its Subsidiaries at the written request of Parent, (B) the initiation or settlement of any Legal Proceedings threatened or commenced by or involving any holder of Shares arising out of or related to this Agreement or the transactions contemplated hereby, (C) any Effect that arises out of or relates to the identity of, or any facts or circumstances relating to, Parent or any of its Affiliates or (D) the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, financing sources, customers, suppliers, partners, Governmental Bodies, or other business or regulatory relationships; provided, that this foregoing clause (ix) shall not apply with respect to Section 2.4 to the extent that it addresses the consequences of the announcement of, or the compliance with, this Agreement, or the pendency of this Agreement or consummation of the Transactions; or (x) any Effect resulting or arising from Parent’s or Merger Sub’s breach of this Agreement or an Equity Financing Party’s breach of the Equity Commitment Letter; provided, further, that any Effect referred to in the foregoing clauses (i) through (vi) may be taken into account in determining whether there has been a Material Adverse Effect to the extent such Effect has or would reasonably be expected to have a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated participants in the industries in which the Company and its Subsidiaries operate.

“Material Contract” is defined in Section 2.11(a).

“Material Customer” is defined in Section 2.24.

“Material Vendor” is defined in Section 2.24.

“Merger” is defined in Recital A of this Agreement.

“Merger Consideration” means, collectively, the Series A Merger Consideration and the Common Stock Merger Consideration.

“Merger Sub” is defined in the preamble to this Agreement.

“Nasdaq” shall mean the Nasdaq Stock Market LLC.

“Non-Recourse Party” shall mean, with respect to a Party, any of such party’s former, current and future direct or indirect equity holders, controlling Persons, directors, managers, officers, employees, legal counsel, financial advisors, agents, representatives, Affiliates, members, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, director, manager, officer, employee, legal counsel, financial advisors, agent, representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing).

“OIG” is defined in Section 2.13(c)(iv).

“Option Consideration” is defined in Section 1.9(a)(i).

“Out-bound License” is defined in Section 2.10(d)(ii).

“Parent” is defined in the preamble to this Agreement.

“Parent Breach Notice Period” is defined in Section 6.1(f).

“Parent Enforcement Expenses” is defined in Section 6.3(b)(v).

“Parent Liability Limitation” is defined in Section 6.3(c)(iv).

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with one or more other Effects, would or would be reasonably expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Plans” is defined in Section 4.7(b)(iii).

“Parent Related Parties” shall mean any of (i) Parent, Merger Sub, the Equity Financing Parties, the Debt Financing Entities and their respective Affiliates and (ii) the former, current and future holders of any equity, controlling Persons, directors, officers, employees, agents, Affiliates, attorneys, other Representatives, members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub, the Equity Financing Parties, the Debt Financing Entities and their respective Affiliates.

“Parties” shall mean Parent, Merger Sub and the Company.

“Paying Agent” is defined in Section 1.7(a).

“Paying Agent Agreement” is defined in Section 1.7(a).

“Payment Fund” is defined in Section 1.7(a).

“Permitted Encumbrance” shall mean (a) any Encumbrance that arises for Taxes either (i) not yet due and payable or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including any mechanics’, carriers’, workers’, repairers’, materialmen’s or similar Encumbrances arising or incurred in the ordinary course of business, but excluding any such Encumbrances arising as a result of any breach by the Company or its Subsidiaries, any Encumbrance that secures the borrowing of money, or any Encumbrance secured by any substantial portion of the assets of the Company or its Subsidiaries or any equity interests thereof); (c) any license of Company IP granted by the Company or any of its Subsidiaries to their customers or service providers in the ordinary course of business; (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report; (e) in the case of any Contract, any Encumbrance that is a restriction against the transfer or assignment thereof and is included in the terms of such Contract; (f) defects or imperfections of title or other Encumbrances not materially interfering with the conduct of the business of the Company and its Subsidiaries in the ordinary course; (g) Encumbrances discharged at or prior to the Effective Time; or (h) transfer restrictions imposed by any Legal Requirement.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” shall mean any information, that (i) identifies, could be used to identify, or is otherwise related to an individual person, household, or device or (ii) constitutes “personal data,” “personal information,” “protected health information,” or similar term governed under applicable Data Security Requirements.

“Pre-Closing Period” is defined in Section 4.1.

“Privacy Laws” shall mean all applicable Legal Requirements and other legal requirements that govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and/or governing privacy, data security, data or security breach notification, including, without limitation (i) Section 5 of the Federal Trade Commission Act; (ii) the Electronic Communications Privacy Act of 1986; (iii) the Video Privacy Protection Act of 1988; (iv) the California Invasion of Privacy Act, and all other state laws regulating wiretapping and/or interception or recording of communications, (v) the Stored Communications Act, (vi) the California Consumer Privacy Act and all other United States state privacy Laws; (vii) the Illinois Biometric Information Privacy Act and other Legal Requirements regulating biometric data; (viii) the CAN-SPAM Act, the Telephone Consumer Protection Act and all other Legal Requirements concerning marketing and advertising; and (ix) all analogous Legal Requirements in all other jurisdictions in which the Company and/or its Subsidiaries conduct business and/or from which the Company and/or its Subsidiaries collects Personal Information that apply to the Company or its Subsidiaries. “Privacy Laws” does not include HIPAA.

“Processed” or “Processing” shall mean any operation or set of operations which is performed on Personal Information, whether by automated means, including to store, collect, copy, process, transfer, transmit, display, access, use, adapt, record, retrieve, organize, structure, erase or disclose, sell, rent, license, disseminate or otherwise make available or other actions that are otherwise defined as ‘processed’ or ‘processing’ under Data Security Requirements.

“Prohibited Modifications” is defined in Section 4.11(a).

“Proxy Statement” is defined in Section 4.5.

“PSU” is defined in Section 1.9(c).

“PSU Consideration” is defined in Section 1.9(c).

“Reference Date” shall mean the last business day prior to the date of this Agreement.

“Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body or, solely for domain names, private registrar, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Regulatory Authority” shall mean any Governmental Body with authority over the quality, identity, strength, purity, safety, efficacy, research, development, testing, investigation, manufacture, packaging, labeling, storage, distribution, advertising, marketing, import, export, or sale of any product that the Company and its Subsidiaries manufacture or are developing, or as to which the Company and its Subsidiaries provide any service, in each case having competent jurisdiction over the Company and its Subsidiaries with respect to the foregoing.

“Reimbursement Obligations” is defined in Section 4.12(f).

“Released” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, soil-gas, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Repaid Indebtedness” is defined in Section 4.12(g).

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Required Amount” is defined in Section 3.7.

“Required Financing Information” shall mean interim unaudited consolidated balance sheet of the Company and its Subsidiaries as of the last day of each fiscal quarter ended after March 31, 2026 and at least forty-five (45) days prior to the Effective Time and the related statements of income and cash flows of the Company and its Subsidiaries for each such fiscal quarter.

“Reverse Termination Fee” shall mean $16,181,288.

“Rights Agent” is defined in Section 1.7(a).

“RSU” is defined in Section 1.9(b).

“RSU Consideration” is defined in Section 1.9(b).

“RWI Policy” is defined in Section 4.19.

“Sanctioned Country” shall mean any country or territory that is subject to a country-wide embargo by the U.S. Government, including Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions in Ukraine.

“Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or any Legal Requirement relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Legal Requirements administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any Person that is, individually or in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” shall mean all Legal Requirements relating to economic or trade sanctions, including the Legal Requirements administered or enforced by the United States (including by OFAC or the U.S. Department of State), the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, and the European Union.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Security Incident” shall mean any (i) unauthorized or unlawful acquisition, loss, access to, disclosure, use, or modification of Sensitive Information or any System, (ii) successful ransomware, phishing, or other cyberattack regarding any Systems, or (iii) other material incidents that compromise the security, confidentiality, integrity, or availability of Sensitive Information or any Systems.

“Sensitive Information” shall mean (i) all Personal Information; and (ii) other confidential or proprietary business or customer data and trade secret information in the Company’s or its Subsidiaries’ possession, custody, or control.

“Series A Certificate” shall mean the Certificates of Designations, Preferences and Rights of Series A Convertible Preferred Stock.

“Series A Conversion Shares” means, as of a specified date, the shares of Company Common Stock into which the Company Series A Preferred Stock is convertible under the Series A Certificate.

“Series A Merger Consideration” means, collectively, the Conversion Consideration and the Series A Preferred Stock CVR Consideration.

“Series A Preferred Stock Contingent Value Right” shall mean one contingent value right per Series A Conversion Share immediately prior to the Effective Time pursuant to the Series A Certificate.

“Series A Preferred Stock CVR Consideration” is defined in Section 1.6(a)(iv).

“Share” is defined in Section 1.6(a)(i).

“Software” shall mean computer software programs and databases, including all source code, object code, firmware, and documentation therefor.

“Standard Contracts” shall mean (x) In-bound Licenses that are (A) material transfer agreements, or nondisclosure agreements, in each case, that are entered into in the ordinary course of business, (B) commercially available software-as-a-service offerings licensed pursuant to off-the-shelf software licenses, or licenses commonly referred to as “open source,” “public,” or “freeware” software licenses, or (C) any non-exclusive in-bound licenses granted to the Company or any of its Subsidiaries by their respective customers or service providers under supply agreements, customer agreements or services agreements in each case entered into in the ordinary course of business and where the grant of such rights is incidental to performance under each such agreement or the grant of such rights is primarily for the purpose of enabling the Company or a Subsidiary to provide services to such customer or by any employee, consultant, or independent contractor of the Company or a Subsidiary in the ordinary course of business, and (y) Out-bound Licenses that are (A) material transfer agreements, clinical trial agreements, or nondisclosure agreements that are entered into in the ordinary course of business, (B) any non-exclusive out-bound licenses of Company IP entered into between the Company or any of its Subsidiaries and their customers or service providers in the ordinary course of business, (C) purchase orders and invoices with suppliers entered into in the ordinary course of business, or (D) purchase orders and invoices with customers.

“Subsidiary” shall mean, with respect to any Person, an Entity in which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity or financial interests.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal that (i) did not result from a breach of Section 4.3 and (ii) the Company Board (or committee thereof) determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, and taking into account all relevant terms and conditions of such Acquisition Proposal that the Company Board (or a committee thereof) determines to be relevant, (A) is reasonably capable of being completed on the terms proposed and (B) if consummated, would result in a transaction more favorable to the Company Stockholders from a financial point of view than the Transactions (taking into account all legal, regulatory, financial and other aspects of such proposal that the Company Board determines are relevant and any revisions to this Agreement, the CVR Agreement, the Financing Commitment Letters, the Guarantee or any other binding written proposal made or offered in writing by Parent prior to the applicable time of such determination); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Surviving Corporation” is defined in Recital A of this Agreement.

“Systems” shall mean all networks, servers, switches, endpoints, platforms, electronics, websites, software (including object code, binary code, source code, libraries, routines, subroutines or other code, and including commercial, open-source and freeware software), storage, firmware, hardware, and related information technology or outsourced services, and all electronic connections between them, that are owned, operated, or used by the Company or its Subsidiaries, including in connection with their products or services as previously conducted, as currently conducted, or as currently proposed to be conducted.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” “business combination statute or regulation” or other similar state anti-takeover Legal Requirements.

“Tax” shall mean any tax (including any income or similar tax, franchise tax, capital gains tax, capital stock tax, gross receipts tax, profits tax, license tax, severance tax, occupation tax, documentary tax, value-added tax, surtax, estimated tax, unemployment tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, alternative tax, add-on tax, or any other fine, charge or levy in the nature of tax), including any interest, penalty or addition thereto, in each case imposed by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax, including any amendment thereof.

“Termination Date” is defined in Section 6.1(c).

“Third-Party Payor Program” shall mean any private, non-governmental healthcare insurance program or other payment program for medical expenses, including health maintenance organizations, preferred provider organizations, health insurance plans, health benefit plans, insurance companies, managed care organizations, and other third-party payors.

“Trade Control Laws” is defined in Section 2.14.

“Transaction Litigation” shall mean any Legal Proceeding commenced or threatened against the Company or any of its Subsidiaries or Affiliates, including any directors or executive officers of the Company, or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, other than any Legal Proceedings among the Parties related to this Agreement, the Guarantee or the Equity Commitment Letter.

“Transactions” shall mean (a) the execution and delivery of this Agreement and the CVR Agreement and (b) all of the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” shall mean the regulations promulgated under the Code.

“Voting and Support Agreements” is defined in Recital E of this Agreement.

“Willful Breach” shall mean a material breach of this Agreement that is a consequence of an intentional act or intentional failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would result in or constitute a breach of this Agreement. Without limitation to the foregoing, it is agreed by the Parties that the following actions, if they occur, shall fall within the definition of Willful Breach: failure of Parent or Merger Sub to close the Merger pursuant to Section 1.3 when all conditions set forth in Section 5.1 and Section 5.2 have been satisfied.

“Withholding Party” is defined in Section 1.7(g).

Exhibit C

Contingent Value Rights
Agreement

C-1

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2026 (this “Agreement”), is entered into by and among Lifecore Inc., a Delaware corporation (“Parent”), Lifecore Biomedical, Inc., a Delaware corporation (together with any successor thereto, the “Company”), and [●], a [●], as Rights Agent.

RECITALS

WHEREAS, this Agreement is entered into pursuant to the Agreement and Plan of Merger, dated September 27, 2026 (as amended, restated, supplemented, waived or otherwise modified from time to time, the “Merger Agreement”), by and among Parent, Hazel Merger Sub, Inc., a Delaware corporation and direct wholly owned Subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned Subsidiary of Parent, on the terms and subject to the conditions set forth therein; and

WHEREAS, pursuant to the terms of the Merger Agreement, as a result of the consummation of the Merger and as part of the Merger Consideration, (i) the holders of shares of Company Common Stock (other than any Excluded Shares) are entitled to receive the Common Stock CVR Consideration pursuant to Section 1.6(a)(iii) of the Merger Agreement, (ii) the holders of shares of Series A Preferred Stock (other than any Excluded Shares) are entitled to receive the Preferred Stock CVR Consideration pursuant to Section 1.6(a)(iv) of the Merger Agreement, and (iii) certain holders of Company Equity Awards are entitled to receive Equity Award CVRs pursuant to Section 1.9 of the Merger Agreement, which CVRs may become entitled to receive the applicable Milestone Payment Amounts contingent upon the achievement of the applicable Milestones, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties hereto agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.1         Definitions. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:

“2028 Performance Milestone” means achievement during the Calendar Year ending December 31, 2028 of:

(a)         Revenues of at least $120,000,000 from customers of the Company Group other than Alcon; and

(b)         either (i) Revenues of at least $54,000,000 from Alcon or (ii) aggregate Revenues of at least $174,000,000 from all customers of the Company Group.

“2028 Performance Milestone Catch-Up Payment” means, with respect to the 2028 Performance Milestone, (a) if the 2029 Performance Milestone Payment is $45,000,000 (without giving effect to any adjustment pursuant to Section 2.4(i)), an amount equal to (i) $30,000,000 minus (ii) the 2028 Performance Milestone Payment or (b) in all other circumstances, $0.

“2028 Performance Milestone Payment” means, with respect to the 2028 Performance Milestone, an amount equal to $30,000,000; provided, that if during the Calendar Year ending December 31, 2028 (a)  Revenues are at least $100,000,000 and less than $120,000,000 from customers of the Company Group other than Alcon and (b) either clause (b)(i) or (b)(ii) of the 2028 Performance Milestone is satisfied, then the “2028 Performance Milestone Payment” shall be an amount equal to (i) $30,000,000 multiplied by (ii) the 2028 Scaling Factor.

“2028 Scaling Factor” means the quotient obtained by dividing (a) the amount equal to the Revenues from customers of the Company Group other than Alcon achieved during the Calendar Year ending December 31, 2028 minus $100,000,000 by (b) $20,000,000.

“2029 Performance Milestone” means achievement during the Calendar Year ending December 31, 2029 of:

(a)         Revenues of at least $175,000,000 from customers of the Company Group other than Alcon; and

(b)        either (i) Revenues of at least $53,000,000 from Alcon or (ii) aggregate Revenues of at least $228,000,000 from all customers of the Company Group.

“2029 Performance Milestone Payment” means, with respect to the 2029 Performance Milestone, an amount equal to $45,000,000; provided, that if during the Calendar Year ending December 31, 2029 (a) Revenues are at least $145,000,000 and less than $175,000,000 from customers of the Company Group other than Alcon and (b) either clause (b)(i) or (b)(ii) of the 2029 Performance Milestone is satisfied, then the “2029 Performance Milestone Payment” shall be an amount equal to (i) $45,000,000 multiplied by (ii) the 2029 Scaling Factor.

“2029 Scaling Factor” means the quotient obtained by dividing (a) the amount equal to the Revenues from customers of the Company Group other than Alcon achieved during the Calendar Year ending December 31, 2029 minus $145,000,000 by (b) $30,000,000.

“2030 Performance Milestone” means Consolidated EBITDA of at least $120,000,000 for Calendar Year ending December 31, 2030.

“2030 Performance Milestone Payment” means $85,000,000.

“Acting Holders” means, at the time of determination, Holders of at least thirty-five percent (35.0%) of the outstanding CVRs, as set forth in the CVR Register at the time of determination.

“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person whether through the ownership of securities or partnership or other ownership interests by Contract or otherwise; provided that, in no event shall Parent, Merger Sub or any of their respective Subsidiaries (including, from and after the Effective Time, the Company and its Subsidiaries) be considered an Affiliate of Webster Equity Partners or any portfolio company or investment fund affiliated with any of the foregoing nor shall any portfolio company or investment fund affiliated with any of the foregoing be considered to be an Affiliate of Parent, Merger Sub or any of their respective Subsidiaries (including, from and after the Effective Time, the Company and its Subsidiaries). For the avoidance of doubt, Parent’s Affiliates shall include, from and after the Effective Time, the Company and its Subsidiaries.

“Alcon” means Alcon Research, LLC and its Affiliates.

“Assignee” has the meaning set forth in Section 6.3.

“Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

“Catch-Up Amount” means the difference between the Base Consideration and the Conversion Consideration, which is $[___].

“Change of Control” means, with respect to a party hereto, (a) the sale, lease, exclusive license, Transfer, conveyance or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of such party and its Subsidiaries, taken as a whole; or (b) a transaction or series of related transactions (including by way of merger, consolidation, recapitalization, reorganization or sale of securities), the result of which is that the holders of such party’s outstanding voting securities immediately prior to such transaction(s) are no longer, in the aggregate, the beneficial owners (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly through one or more intermediaries, of more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of such party, the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity, as applicable, immediately following such transaction(s); provided, however, that a Change of Control shall not result from (i) any underwritten public offering of securities of such party or (ii) any financing transaction or series of related financing transactions undertaken for bona fide financing purposes.

“Company Equity Awards” means Company Options, RSUs and PSUs.

“Company Group” means Parent, the Company and their respective Subsidiaries.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“Common Stock CVR” means a CVR received by an initial Holder in respect of Company Common Stock pursuant to Section 1.6 of the Merger Agreement.

“Consolidated EBITDA” means consolidated Company Group EBITDA for any Calendar Year calculated in accordance with Exhibit A.

“Dispute Notice” has the meaning set forth in Section 4.6(b).

“EBITDA Statement” means, for an applicable Calendar Year, a written statement of Parent, along with an Officer’s Certificate certifying the same, setting forth in reasonable detail the calculation of Consolidated EBITDA in the applicable Calendar Year, together with reasonable supporting documentation for such calculation.

“Escrow Share Value” means, as to the shares of Company Common Stock held in escrow on the Closing Date relating to the Specified Adjustment Matters, the aggregate amount of cash, without interest, paid as Base Consideration on such shares plus the amount of cash that is paid in respect of the CVRs attributable to such shares of Company Common Stock, in each case as of any Milestone Determination Date.

“Equity Award CVR” means a CVR received by an initial Holder in respect of Company Equity Awards pursuant to Section 1.9 of the Merger Agreement.

“Funds” has the meaning set forth in Section 2.6.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

“Holder” means a person in whose name a CVR is registered in the CVR Register at the applicable time.

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing (a) designated jointly by the Acting Holders and Parent or (b) if the Acting Holders and Parent fail to make such designation within ten (10) calendar days after the end of the Resolution Period, designated jointly by one independent certified public accounting firm selected by Parent and one independent certified public accounting firm selected by the Acting Holders.

“Litigation Adjustment” means, as of any Milestone Determination Date, the amount, which may be positive, negative or zero, equal to (i) the Litigation Recoveries as of such Milestone Determination Date, minus (ii) the Litigation Costs as of such Milestone Determination Date, plus (iii) the Escrow Share Value as of such Milestone Determination Date, and (x) if such amount is positive, the Litigation Adjustment relating to the applicable Milestone Determination Date shall be such positive amount up to a maximum of $10,000,000, and (y) if such amount is negative, the Litigation Adjustment relating to the applicable Milestone Determination Date shall be a negative amount up to a maximum of $(10,000,000).

“Litigation Costs” means, without duplication, the aggregate amount of all third-party legal fees and professional fees, judgments, settlements, damages, fines, penalties and other monetary payments actually paid in cash by any member of the Company Group in connection with the Specified Adjustment Matters on or prior to the applicable Milestone Determination Date, whether paid before, on or after the Specified Resolution Date (but in no event including amounts paid prior to the Closing Date).

“Litigation Recoveries” means, without duplication, the aggregate amount of all insurance proceeds, indemnification payments, reimbursements, compensation, settlement payments, judgments, damages, penalties, interest, attorneys’ fee awards and other amounts actually received in cash by any member of the Company Group in connection with the Specified Adjustment Matters on or prior to the applicable Milestone Determination Date, whether received before, on or after the Specified Resolution Date (but in no event including amounts received prior to the Closing Date).

“Milestone” means each of the 2028 Performance Milestone, the 2029 Performance Milestone and the 2030 Performance Milestone, as applicable.

“Milestone Deposit” has the meaning set forth in Section 2.4(a).

“Milestone Determination Date” means the date that is not later than one-hundred and fifty (150) calendar days after the end of the applicable Calendar Year.

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means (a) with respect to the 2028 Performance Milestone, the 2028 Performance Milestone Payment, if any, and the 2028 Performance Milestone Catch-Up Payment, if any, (b) with respect to the 2029 Performance Milestone, the 2029 Performance Milestone Payment, if any, and (c) with respect to the 2030 Performance Milestone, the 2030 Performance Milestone Payment, if any.

“Milestone Payment Amount” means, with respect to each Milestone Payment (after giving effect to any adjustment pursuant to Section 2.4(i)) and the Holders, an amount equal to, and in the following order of priority:

(a)          First, to each Holder of a Common Stock CVR or an Equity Award CVR, the quotient obtained by dividing (i) the applicable Milestone Payment by (ii) the total number of outstanding CVRs held by such Holders as of the close of business on the last day of the Calendar Year of the applicable Milestone, until each such Holder has received the Catch-Up Amount; and

(b)         Second, to each Holder the quotient obtained by dividing (i) the applicable Milestone Payment (or remainder thereof after clause (a)) by (ii) the total number of outstanding CVRs held by all Holders as of the close of business on the last day of the Calendar Year of the applicable Milestone.

“Milestone Payment Date” has the meaning set forth in Section 2.4(b).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means: a Transfer of a CVR (a) upon death of a Holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVR is to be passed to beneficiaries of the Holder upon the death of the Holder; (c) pursuant to a court order (including in connection with bankruptcy or liquidation); (d) by operation of law (including by consolidation or merger of the Holder) or without consideration in connection with the dissolution, liquidation or termination of any Holder that is a corporation, limited liability company, partnership or other entity (provided, that such dissolution, liquidation or termination does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act); (e) in the case of a CVR held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or from such nominee to another nominee for the same beneficial owner; (f) if the Holder is a corporation, partnership or limited liability company, a distribution by the transferring corporation, partnership or limited liability company to its stockholders, partners or members, as applicable (provided, that such distribution does not subject the CVRs to a requirement of registration under the Securities Act or the Exchange Act); or (g) as provided in Section 2.7.

“Preferred Stock CVR” means a CVR received by an initial Holder in respect of Company Series A Preferred Stock pursuant to Section 1.6 of the Merger Agreement.

“Previously Applied Litigation Adjustment” means, as of any Milestone Determination Date, the aggregate net amount by which prior Milestone Payments have been increased or reduced pursuant to Section 2.4(i), with increases expressed as positive amounts and reductions expressed as negative amounts.

“Resolution Period” has the meaning set forth in Section 4.6(b).

“Revenues” means the consolidated Company Group net revenue recognized with respect to the applicable period determined in accordance with GAAP, and solely to the extent consistent with GAAP, the accounting principles, policies, procedures, categorizations, definitions, methods, practices and techniques (including in respect of the exercise of management judgment) adopted in the consolidated financial statements of the Company included in the quarterly report on Form 10-Q or annual report on Form 10-K filed by the Company with the SEC immediately prior to the Closing Date.

“Revenues Statement” means, for an applicable Calendar Year, a written statement of Parent, along with an Officer’s Certificate certifying the same, setting forth in reasonable detail the calculation of Revenues in the applicable Calendar Year, together with reasonable supporting documentation for such calculation.

“Review Request Period” has the meaning set forth in Section 4.6(b).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means any transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

“Specified Adjustment Matters” means any Legal Proceeding involving the Company, any of its Affiliates, or any of their officers, directors, or indemnitees on the one hand, and Ardeshir Haerizadeh or any of his Affiliates on the other hand, including but not limited to the complaints captioned Ardeshir Haerizadeh v. Landec Corporation, No. 20SMCV01202 (Cal. Super. Ct., L.A. Cty.), Ardeshir Haerizadeh v. Lifecore Biomedical, No. B347181 (Cal. Ct. App., 2d Dist.), Ardeshir Haerizadeh v. Lifecore Biomedical, No. 25SMCV00649 (Cal. Super. Ct., L.A. Cty.); Ardeshir Haerizadeh v. Lifecore Biomedical, No. B353425 (Cal. App. Ct., 2d Dist.), and any appeal of the same.

“Specified Resolution Date” means the date by which all Specified Adjustment Matters have been resolved by one or more final, non-appealable judgments, orders or decrees of a court of competent jurisdiction or written settlement agreements executed by all parties necessary to fully resolve the applicable Specified Adjustment Matters, or any combination of the foregoing.

“Unapplied Litigation Adjustment” means, as of any Milestone Determination Date, the Litigation Adjustment minus the Previously Applied Litigation Adjustment, if any.

Section 1.2          Rules of Construction.

(a)         The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.

(b)         If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation”; the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear; the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if;” the word “or” shall be disjunctive but not exclusive and have the same meaning as “and/or;” any reference to a law shall include any rules and regulations promulgated thereunder, and any reference to any law in this Agreement shall mean such law as from time to time amended, modified or supplemented. Currency amounts referenced herein are in U.S. Dollars. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is to be excluded. Unless otherwise specified in this Agreement, all references in this Agreement to any contract, other agreement, document or instrument (excluding this Agreement) mean such contract, other agreement, document or instrument as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto or incorporated therein by reference.

(c)         The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1         CVR. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1.

Section 2.2          Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner disposed of or Transferred, in whole or in part, other than through a Permitted Transfer. The foregoing restrictions shall apply notwithstanding that certain of the CVRs will be held through DTC. Any attempted sale, assignment, transfer, pledge, encumbrance, disposition or Transfer of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3          No Certificate; Registration; Registration of Transfer; Change of Address.

(a)         The CVRs will not be evidenced by a certificate or other instrument.

(b)        The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Transfers of CVRs as herein provided. The CVR Register will (i) with respect to holders of Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, reflect one position for Cede & Co (as nominee of DTC) representing all the Shares that were converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement, (ii) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement, upon delivery to the Rights Agent (or Paying Agent, as applicable) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Rights Agent (or Paying Agent, as applicable), in accordance with the Merger Agreement, (B) holders of Shares who hold such Shares in book-entry form through the Company’s transfer agent immediately prior to the Effective Time, and (C) holders of Company Equity Awards who are entitled to receive CVRs pursuant to the terms of the Merger Agreement, in each case of clauses (A), (B) and (C), reflect the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (i), (ii)(A) and (ii)(B), Excluded Shares). The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to Transfers of CVRs unless and until such CVRs are Transferred into the name of such street name holders in accordance with Section 2.2. With respect to any payments to be made under Section 2.4 with respect to CVRs held through DTC, the Rights Agent will accomplish the payment in respect of such CVRs by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to the Holders of such CVRs.

(c)        Subject to the restrictions on transferability set forth in Section 2.2, every request made to Transfer a CVR must be in writing and accompanied by a written instrument of Transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the Transfer instrument is in proper form and the Transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the Transfer of the CVRs in the CVR Register and notify such Holder of the same. No service charge shall be made for any registration of Transfer of a CVR, but the Rights Agent may require payment by a Holder to the applicable Governmental Body of a sum sufficient to cover any transfer, stamp or other similar Tax or governmental charge that is imposed in connection with any such registration of Transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. All duly Transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the Transfer by the transferor. No Transfer of a CVR will be valid until registered in the CVR Register.

(d)         A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4          Payment Procedures; Intended Tax Treatment.

(a)          As promptly as practicable following a Milestone Determination Date, and in any event on or prior to the date that is fifteen (15) calendar days following a Milestone Determination Date, unless this Agreement has been terminated in accordance with its terms, Parent shall (i) deliver to the Rights Agent a written notice (each, a “Milestone Notice”) indicating whether the corresponding Milestone was achieved and if achieved, the corresponding Milestone Payment required under this Agreement and the Milestone Payment Amount payable to each Holder, along with an Officer’s Certificate certifying the same, which Milestone Notice shall include (A) the Revenues Statement or EBITDA Statement for the applicable Calendar Year and (B) if the Specified Resolution Date has occurred on or prior to such Milestone Determination Date, the Specified Resolution Date and the calculations (set forth in reasonable detail) of the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, if any, and (ii) if a Milestone is achieved, duly deposit or cause to be deposited with the Rights Agent (each, a “Milestone Deposit”), within five (5) business days of the delivery of the Milestone Notice, cash by wire transfer of immediately available funds to an account specified by the Rights Agent (or to the Company or its or Parent’s applicable Affiliate in the case of payments with respect to Equity Award CVRs that will be paid through the Company’s or its or Parent’s applicable Affiliate’s payroll system), equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all Holders in accordance with the terms of this Agreement (subject to any amounts deducted or withheld pursuant to Section 2.4(d) and Section 2.4(i)). Such amounts shall be considered paid if on such date the Rights Agent (or the Company or its or Parent’s applicable Affiliate in the case of payments with respect to Equity Award CVRs that will be paid through the Company’s or its or Parent’s applicable Affiliate’s payroll system) has received in accordance with this Agreement money sufficient to pay all Milestone Payment Amounts in respect of such Milestone then due in accordance with the terms hereof.

(b)         The Rights Agent will promptly, and in any event within five (5) business days of receipt of a Milestone Deposit, send each Holder at its registered address a copy of the Milestone Notice (such date on which the Rights Agent sends such copy, a “Milestone Payment Date”). At the time the Rights Agent sends a copy of the Milestone Notice to the Holders, if the applicable Milestone has been met and the Milestone Payment Amount due, the Rights Agent will also pay the applicable Milestone Payment Amount to each of the Holders (subject to any amounts deducted or withheld pursuant to Section 2.4(d) and any adjustments made pursuant to Section 2.4(i)) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last business day immediately prior to such Milestone Payment Date or (ii) with respect to any Holder who has provided the Rights Agent wiring instructions in writing, by wire transfer of immediately available funds to the account specified on such instructions. Notwithstanding anything to the contrary set forth herein, the Rights Agent shall have no responsibility whatsoever with respect to any Milestone Payment Amount to Holders in respect of Equity Award CVRs that will be paid through the Company’s or its or Parent’s applicable Affiliate’s payroll system.

(c)         Parent shall cause the applicable Milestone Payment Amount payable with respect to Equity Award CVRs (determined in accordance with Section 1.9 of the Merger Agreement) held by current or former employees of the Company or its Affiliates to be paid to the applicable Holder through the Surviving Corporation’s or its or Parent’s applicable Affiliate’s payroll system or any successor payroll system no later than the second regular payroll date of such applicable payroll system following the applicable Milestone Payment Date.

(d)        Notwithstanding anything to the contrary in the Merger Agreement or this Agreement, Parent, the Surviving Corporation, the Rights Agent and any other applicable withholding agent (and their applicable Affiliates) shall be entitled to deduct or withhold, or cause to be deducted or withheld, from any Milestone Payment Amount otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the Treasury Regulations thereunder, or any other applicable Tax law, as may be determined by Parent, the Surviving Corporation, the Rights Agent or any other applicable withholding agent (or their applicable Affiliates), as applicable. Parent, the Surviving Corporation, the Rights Agent and any other applicable withholding agent (or their applicable Affiliates) shall reasonably cooperate in good faith with any Person (other than a Holder of Equity Award CVRs who is a current or former employee of the Company or its Affiliates) in respect of which such deduction or withholding is to be made to reduce or eliminate any such withholding prior to withholding any amounts payable to such Person. Prior to making any such withholdings or causing any such withholdings to be made with respect to any Holder (other than Holders of Equity Award CVRs who are current or former employees of the Company or its Affiliates), the Rights Agent shall provide, if applicable, a reasonable opportunity for such Holder to provide documentation or take other steps to reduce or eliminate such withholding. Parent, the Surviving Corporation and the Rights Agent may assume all such documents in its possession or provided by any such Holder are valid under applicable Tax law until subsequently notified by such Holder. With respect to Holders of Equity Award CVRs who are current or former employees of the Company or its Affiliates, any such withholding may be made, or caused to be made, by Parent through the Surviving Corporation’s (or any of Parent’s applicable Affiliate’s) payroll systems. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid, and as soon as practicable after any payment of such taxes by Parent, the Surviving Corporation or the Rights Agent (or their applicable Affiliates), as applicable, Parent shall deliver (or shall cause the Surviving Corporation, the Rights Agent or their or Parent’s applicable Affiliates to deliver) to the Person (other than a Holder of Equity Award CVRs who is a current or former employee of the Company or its Affiliates) to whom such amounts would otherwise have been paid the original or a certified copy of a receipt issued by the applicable taxing authority evidencing such payment, a copy of the return reporting such payment, or other reasonably acceptable evidence of such payment.

(e)        The parties hereto intend that (A) each payment provided under this Agreement with respect to an Equity Award CVR is a separate “payment” for purposes of Section 1.409A-2(b)(2)(i) of the U.S. Treasury Regulations; (B) each payment provided under this Agreement with respect to an Equity Award CVR meets all applicable requirements for a delayed payment pursuant to a change in control event, as described under Section 1.409A-3(i)(5)(iv)(A) of the U.S. Treasury Regulations; and (C)  each Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. The parties hereto intend to treat each Milestone as a valid performance condition and each respective Milestone Payment Amount as subject to a substantial risk of forfeiture as defined under Section 409A of the Code. None of the parties hereto or any of their Affiliates nor any of their respective employees, directors or representatives shall have any liability to a Holder or transferee or other Person in respect of Section 409A of the Code.

(f)        Any portion of any Milestone Payment Amount that remains undistributed to the Holders one (1) year after an applicable Milestone Payment Date will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of the applicable Milestone Payment Amount, without interest.

(g)       None of Parent, the Company, the Rights Agent or any of their Affiliates will be liable to any Person in respect of any Milestone Payment Amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement. If, despite reasonable best efforts by the Rights Agent to deliver a Milestone Payment Amount to the applicable Holder pursuant to the Rights Agent’s customary unclaimed funds procedures, such Milestone Payment Amount has not been paid immediately prior to such date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body, such Milestone Payment Amount will, to the extent permitted by applicable legal requirements, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence.

(h)         The Rights Agent shall be responsible for information reporting required under applicable legal requirements with respect to the CVRs (other than Equity Award CVRs held by current or former employees of the Company or its Affiliates), including reporting the Holder’s receipt of such CVRs and any Milestone Payment Amounts hereunder on Internal Revenue Service Form 1099-B or other applicable form. Parent shall use reasonable best efforts to cooperate with the Rights Agent to provide any information reasonably necessary for the Rights Agent to carry out its obligations in this Section 2.4(h).

(i)         Notwithstanding anything to the contrary in this Agreement, if the Specified Resolution Date has occurred on or prior to a Milestone Determination Date, the Milestone Payment, if any, payable with respect to the applicable Milestone shall be adjusted by the Unapplied Litigation Adjustment; provided that the applicable Milestone Payment shall not be reduced below zero, and any portion of such negative Unapplied Litigation Adjustment that cannot be applied because of the foregoing limitation shall be applied to any subsequent Milestone Payment that becomes payable under this Agreement. If no Milestone Payment is payable with respect to the applicable Milestone, the Unapplied Litigation Adjustment shall be applied to the next Milestone Payment, if any, that becomes payable under this Agreement. For purposes of calculating the Previously Applied Litigation Adjustment, the amount applied with respect to a Milestone Payment shall equal the amount by which such Milestone Payment was actually increased or reduced pursuant to this Section 2.4(i). The Litigation Adjustment shall be recalculated as of each applicable Milestone Determination Date, and any increase or decrease resulting from Litigation Costs paid or Litigation Recoveries received or changes in the Escrow Share Value after an earlier Milestone Determination Date shall be reflected in the Unapplied Litigation Adjustment for the next Milestone Payment. The parties hereby acknowledge and agree that in no event shall any Litigation Cost or Litigation Recovery be taken into account more than once or any legal or professional fee included in Litigation Costs be deducted from Litigation Recoveries.

(j)          Notwithstanding anything to the contrary in this Agreement, if the Specified Resolution Date has not occurred on or prior to the earlier of December 31, 2030 or the termination of this Agreement, there shall be no Litigation Adjustment.

Section 2.5          No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent or the Company.

(a)          The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b)         Without limiting any rights of the Rights Agent or any of the Holders under this Agreement or with respect to the CVRs (including the right to payments thereunder pursuant to the terms of this Agreement), the CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates (including the Company). The sole right of each Holder to receive property hereunder is the right to receive the Milestone Payment Amounts, if any, when and if due and payable in accordance with the terms hereof. A CVR shall not constitute a security of any Person.

(c)         Neither Parent nor the Company nor any of their respective directors or officers will be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement or the CVRs.

Section 2.6          Holding of Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of its services hereunder (the “Funds”) shall be held by the Rights Agent as agent for Parent and deposited in one or more segregated bank accounts to be maintained by the Rights Agent in its name as agent for Parent. The Funds shall not be used for any purpose other than to pay the Milestone Payment Amounts under this Agreement. The parties hereto hereby acknowledge and agree that, for U.S. federal (and applicable state and local) income tax purposes, Parent shall be treated as the owner of the Funds prior to the time they are distributed pursuant to this Agreement. The Rights Agent shall report with respect to income earned on the Funds to the IRS or other taxing authority as income of Parent.

Section 2.7       Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by Transferring such CVR to Parent or a person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such Transfer and cancellation. Nothing in this Agreement is intended to prohibit Parent or any of its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration, and consummating any such acquisition and related Transfer, in each case in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of this Agreement. The Rights Agent shall update the CVR Register to reflect any abandonment or acquisition of CVRs described in this Section 2.7.

ARTICLE III

THE RIGHTS AGENT

Section 3.1        Certain Duties and Responsibilities. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence.

Section 3.2        Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. The Rights Agent may in its discretion or upon the written request of the Acting Holders proceed to and shall be entitled and empowered to protect and enforce the rights of the Holders hereunder by such appropriate judicial proceedings as the Rights Agent shall deem most effectual to protect and enforce any such rights for the benefit of and on behalf of all Holders to the extent directed to by the Acting Holders in writing. The Rights Agent shall be under no obligation to institute any action, suit or proceeding unless the Acting Holders (on behalf of the Holders) shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred. In addition:

(a)        in the absence of willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence, the Rights Agent may rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b)        whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence on its part, rely upon an Officer’s Certificate;

(c)       the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will, in the absence of willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence, be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d)        the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e)        the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)        Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with Rights Agent’s duties under this Agreement, including the costs and expenses of defending Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s willful or intentional misconduct (including willful breach), bad faith, fraud or gross negligence;

(g)         Parent agrees to (i) pay the fees and expenses of the Rights Agent in connection with this Agreement as set forth in Schedule A attached to this Agreement and (ii) reimburse the Rights Agent for all reasonable and necessary documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; provided, that, notwithstanding the foregoing or anything to the contrary set forth herein, Parent shall have no obligation to indemnify or pay the fees or expenses of the Rights Agent or reimburse the Rights Agent for the fees of counsel, in each case, in connection with any claim, lawsuit or action initiated by the Rights Agent on behalf of itself or the Holders.

(h)         no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(i)         no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment Amount in any circumstance except as provided in Section 2.4(d) and Section 2.4(i).

Section 3.3          Resignation and Removal; Appointment of Successor.

(a)         The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) calendar days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a written notice specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least thirty (30) calendar days prior to the date so specified.

(b)         If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent, by a written notice as soon as is reasonably possible will appoint a qualified successor Rights Agent that is a stock transfer agent of national reputation or, with the written approval of the Acting Holders, the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)        Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) calendar days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

(d)         The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

Section 3.4          Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.1        List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within fifteen (15) business days of the Effective Time. The Rights Agent will reflect all such names and addresses on the CVR Register and confirm the CVR Register and list of initial Holders to Parent promptly thereafter and, in any event, within thirty (30) calendar days of the receipt of such names and addresses from Parent or the Surviving Corporation’s transfer agent, as the case may be. Upon request of a Holder, the Rights Agent will make available to such Holder a list of the other Holders, the number of CVRs held by each Holder and the contact information maintained by the Rights Agent with respect to each Holder; provided that such Holder’s purpose for requesting such list must be reasonably related to such Holder’s interest as a Holder of a CVR and the request describes in reasonable particularity the purpose of such request. A Holder who receives such a list may not use or furnish to another for use such information or any portion thereof for any purpose other than the proper purpose specified in such Holder’s request.

Section 4.2        Payment of Milestone Payment Amount. If a Milestone has been achieved in accordance with this Agreement, Parent will promptly (on or prior to the date that is five (5) business days following the delivery of a Milestone Notice with respect to the applicable Milestone) deposit with (i) the Rights Agent the applicable Milestone Payment Amount for such Milestone for each Holder (other than in respect of Equity Award CVRs described in clause (ii)) in accordance with Section 2.4 and (ii) the Company or its or Parent’s applicable Affiliate, for payment to the Holders of Equity Award CVRs who are then current or former employees of the Company or its Affiliates, in accordance with Section 2.4, the aggregate amount necessary to pay the Milestone Payment Amount to each such Holder of an Equity Award CVR, in each case, prior to the Milestone Payment Date. Each Milestone Payment Amount shall only be paid one time, if at all, subject to the achievement of the applicable Milestone according to this Agreement and the calculation of the relevant Milestone Payment Amount according to this Agreement, and the maximum aggregate potential amount payable to all Holders under this Agreement (prior to giving effect to any adjustment pursuant to Section 2.4(i)) shall be $160,000,000 (representing $[___] per CVR), without interest thereon and subject to reduction for any applicable withholding Taxes in respect thereof as further described in Section 2.4(d).

Section 4.3          Operation of Business.

(a)        From the date hereof through December 31, 2030, neither Parent nor any other member of the Company Group (or their respective successors and assigns) shall take any action with the primary purpose of avoiding the obligation to pay, or of reducing, any Milestone Payment Amount, including:

(i)
changing shipping or invoicing practices (including the timing thereof or currency of invoices), that would result in the acceleration or deceleration (as applicable) of the recognition of any amounts that are components of Revenues to an earlier or later Calendar Year in a manner adverse to the achievement of any Milestone;

(ii)
deferring, delaying or otherwise altering the timing or amounts of collection of consideration for the sale of products of the Company Group in a manner to defer or delay the recognition of such consideration in the calculation of Revenues;

(iii)	deterring customers from purchasing any products or incentivizing customers to delay the purchase of any products of the Company Group;

(iv)
changing payment, invoicing or other practices (including the timing or currency thereof), that would result in the acceleration or deceleration (as applicable) of the recognition of any amounts that are components of Consolidated EBITDA to an earlier or later Calendar Year in a manner adverse to the achievement of the 2030 Performance Milestone; or

(v)
(x) changing invoicing or payment practices (including the timing thereof or currency of invoices), that would result in the acceleration or deceleration (as applicable) of Litigation Costs to an earlier or later period or (y) deferring, delaying or otherwise altering the timing or amounts of collection on Litigation Recoveries in a manner to defer or delay the recognition of such Litigation Recoveries, in each case in a manner adverse to the calculation of Litigation Adjustment, in each case of the foregoing with the primary purpose of avoiding the obligation to pay, or of reducing, any Milestone Payment Amount; provided, that, for the avoidance of doubt, the continuation of shipping, invoicing, collection, accounting, sales and customer incentives in a manner consistent with past practices of the Company Group shall not be deemed to be a breach of this Section 4.3(a).

(b)       Notwithstanding anything herein to the contrary, but subject to Parent’s obligations as set forth herein, (i) Parent and its Affiliates (including, after the Closing Date, the Surviving Corporation) shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products) and subject to Parent’s compliance with the terms of this Agreement, Parent and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Parent and its Affiliates and its and their equityholders, rather than the interests of the Holders, (ii) none of Parent or any of its Affiliates (including, after the Closing Date, the Surviving Corporation) (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVRs and (iii) this Section 4.3 does not impose any obligation on Parent to actually achieve any Milestone.

Section 4.4          Books and Records. Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and the Independent Accountant to determine the amounts payable hereunder in accordance with Section 4.6, as applicable.

Section 4.5          Non-Use of Name.  The Rights Agent shall not use the name, trademark, trade name or logo of Parent, its Affiliates (including, the Company), or their respective employees in any publicity or news release relating to this Agreement or its subject matter, without the prior express written permission of the Parent, other than (in the case of the name of the Parent, its Affiliates, or their respective employees) with respect to a dispute pursuant to this Agreement between any of the Holders, the Rights Agent, the Parent or its Affiliates.

Section 4.6          Dispute Resolution.

(a)          If a Milestone has not been achieved, then concurrently with the Milestone Notice relating to such Milestone, Parent shall deliver to the Rights Agent a written notice (an “Expiry Notice”) stating that such Milestone was not achieved and that the applicable Milestone Payment is not payable hereunder to the Holders of such CVR as of such applicable date. The Rights Agent shall promptly, and in any event within five (5) business days of receipt of any Expiry Notice, send each Holder at its registered address a copy of such Expiry Notice. For convenience, Parent may provide the Rights Agent with a single written notice constituting the Milestone Notice and the Expiry Notice.

(b)         During the Review Request Period and Resolution Period (each as defined below), Parent and the Company shall reasonably cooperate with and permit, and shall cause their Subsidiaries and Affiliates to reasonably cooperate and permit, access to the financial personnel of and any external auditor for the Company Group and any books and records reasonably requested by the Acting Holders (including those described in Section 4.4) as may be reasonably necessary to verify the accuracy and completeness of the calculations relating to the applicable Revenues Statement or EBITDA Statement, the calculations relating to the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable, and the information contained in the Expiry Notice or the Milestone Notice, with such Acting Holders acting through their designated representatives (including any accountant or other consultant or advisor retained by the Acting Holders); provided, that (x) such Acting Holders enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Subsidiaries to be furnished pursuant to this Section 4.6 and (y) such confidential information or access shall not be required to be provided to the extent that such confidential information or access would reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable law; provided, that Parent and the Company shall use reasonable best efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided. The Acting Holders shall have the right to deliver to Parent and the Rights Agent, within sixty (60) calendar days of the delivery of any Expiry Notice to the Holders or following the delivery of any Milestone Notice if the applicable Milestone Notice does not state that the maximum possible Milestone Payment Amount, as adjusted pursuant to Section 2.4(i), will be paid in full (each period, a “Review Request Period”), a notice disputing any items set forth in the applicable Revenues Statement or EBITDA Statement or the calculation of the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable, delivered pursuant to this Section 4.6(b) once per Expiry Notice or Milestone Notice (such notice, a “Dispute Notice”), which Dispute Notice shall specify in reasonable detail each item that the Acting Holders disputes, the amount in dispute for each such item (if calculable) and the reasons supporting the Acting Holders’ positions. The Acting Holders and Parent shall, in good faith, try to resolve any such items under dispute as set forth in the Dispute Notice. If the Acting Holders and Parent fail to resolve such item(s) under dispute within thirty (30) calendar days after the Acting Holders deliver the Dispute Notice to Parent and the Rights Agent (the “Resolution Period”), Parent and the Company shall permit, and shall cause their respective Affiliates to permit, the Independent Accountant to have access during normal business hours to such individuals and such information, books, records, workpapers and other documents as may be reasonably necessary to verify the accuracy and completeness of the calculations relating to the applicable Revenues Statement or EBITDA Statement and the calculations of the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable, and shall furnish, and shall cause their respective Affiliates to furnish, to the Independent Accountant such access, records, work papers and other documents and information as the Independent Accountant may reasonably request and as may be reasonably necessary to audit the applicable Revenues Statement and EBITDA Statement, the calculations of the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable, and the determination of whether the applicable Milestone was achieved (subject to customary confidentiality agreements and access letters, in form and substance reasonably acceptable to Parent and excluding information or access that would reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable law; provided, that Parent and the Company shall use reasonable best efforts to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the non-disclosure to the greatest extent reasonably possible, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided). The Independent Accountant shall be instructed to come to a final determination with respect to those items set forth in a Dispute Notice within thirty (30) calendar days following the later of (x) the engagement of such Independent Accountant or (y) the date information related to such unresolved items is presented to the Independent Accountant by Parent and the Acting Holders; provided, however, that if either Parent or the Acting Holders fails to present requested information or furnish access to the Independent Accountant within the time determined by the Independent Accountant, then the Independent Accountant shall render its decision based solely on the information actually presented and access actually furnished to it by Parent and the Acting Holders. The Independent Accountant shall act only as an expert and not as an arbitrator, shall be charged to come to a final determination in accordance with the terms of this Agreement regarding the calculation of Revenues, Consolidated EBITDA, the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable, with respect to only those disputed items set forth in the Dispute Notice that the parties hereto disagree on and submit to it for resolution and that are mathematical, computational or accounting in nature. All other items in the applicable Revenues Statement or EBITDA Statement or the calculations of the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable, that the parties hereto do not submit, at the expiration of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties hereto and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. The Independent Accountant shall disclose to Parent and the Acting Holders any matters directly related to their findings to the extent necessary to verify the accuracy or completeness of the applicable Revenues Statement or EBITDA Statement or the calculations of the Litigation Adjustment, the Previously Applied Litigation Adjustment and the Unapplied Litigation Adjustment, as applicable. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders concurrently with each such disclosures to the Acting Holders and shall provide the Acting Holders with a copy of all disclosures made to Parent concurrently with each such disclosures to Parent. The fees charged by the Independent Accountant shall be allocated to and borne by (i) Parent, based on the percentage that the portion of the disputed items determined by the Independent Accountant to be in favor of the Acting Holders bears to the amount actually contested by the Acting Holders, on the one hand, and (ii) the Acting Holders, based on the percentage that the portion of the disputed items determined by the Independent Accountant to be in favor of Parent bears to the amount actually contested by the Acting Holders, on the other.

(c)       If the Independent Accountant concludes that a Milestone was achieved in accordance with the terms hereof and the applicable Milestone Payment Amounts, as adjusted pursuant to Section 2.4(i), were not paid to the Rights Agent, Parent shall pay or cause to be paid to the Rights Agent such applicable Milestone Payment Amounts within ten (10) business days of the date the Independent Accountant delivers its final written report to the Acting Holders and Parent. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review, absent manifest error.

(d)        If, upon the expiration of a Review Request Period, the Acting Holders have not provided a Dispute Notice to Parent and the Rights Agent in accordance with this Section 4.6, the calculations set forth in the applicable Revenues Statement or EBITDA Statement and the determination in the applicable Expiry Notice or the applicable Milestone Notice shall be final, binding and conclusive upon the Holders.

(e)        Each person seeking to receive information from Parent in connection with an audit pursuant to this Section 4.6 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any controlled Affiliate (including the Surviving Corporation) obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

Section 4.7          Change of Control.  Parent may, in its sole discretion and without the consent of any other party hereto, consummate or cause to be consummated any Change of Control; provided, that, Parent will cause the Person acquiring or succeeding to Parent or the Company in connection with such Change of Control (to the extent applicable pursuant to the structure of such Change of Control) to assume Parent’s and the Company’s obligations and covenants under this Agreement, as applicable, effective as of the effective time of such Change of Control and in an instrument supplemental hereto executed and delivered by such Person to the Rights Agent. Upon or prior to the consummation of any such Change of Control, Parent will deliver to the Rights Agent an Officer’s Certificate, stating that such Change of Control complies with this Section 4.7 (and the Rights Agent will promptly, and in any event within ten (10) calendar days of receipt of such notice, send each Holder at its registered address a copy of such notice).

Section 4.8        Intended Tax Treatment. Except to the extent any portion of any Milestone Payment Amount is required to be treated as imputed interest under applicable law (including Section 483 of the Code), the parties hereto agree to treat (a) the CVRs (other than any Equity Award CVRs) for all U.S. federal and applicable state and local Tax purposes as additional consideration for or in respect of the Shares pursuant to the Merger Agreement, (b) any Milestone Payment Amounts received in respect of such CVRs as amounts realized on the disposition of the applicable CVRs and (c) the Equity Award CVRs for all U.S. federal and applicable state and local Tax purposes as additional compensation for or in respect of such Company Equity Awards, as applicable, pursuant to the Merger Agreement, and none of the parties hereto will take any position to the contrary on any Tax Return, any other filing with a Governmental Entity related to Taxes or for other Tax purposes except as otherwise required by applicable law. The Parent or the Rights Agent, as applicable, shall report imputed interest on the CVRs pursuant to Section 483 of the Code, except as required by applicable law.

ARTICLE V

AMENDMENTS

Section 5.1          Amendments without Consent of Holders.

(a)       Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments hereto, solely to evidence the succession of another person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in and in accordance with Section 6.3.

(b)       Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)
to evidence the succession of another person as a successor Rights Agent (in accordance with Section 3.3) and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)
to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)
to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)
as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws; provided, that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(v)	as may be necessary to ensure that Parent complies with applicable law; provided, that, in each case, such amendments shall not adversely affect the interests of the Holders; or

(vi)
any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse in any respect to the interests of the Holders.

(c)        Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will, with respect to CVRs held through DTC, transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or, with respect to all other CVRs, will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2          Amendments with Consent of Holders.

(a)         Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Holders of two-thirds (66 2/3%) of the outstanding CVRs:

(i)	modify in a manner adverse to the Holders any provision contained herein with respect to the termination of this Agreement or the CVR;

(ii)	modify in a manner adverse to the Holders (A) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement or (B) the definition of any Milestone;

(iii)	increase or reduce the number of CVRs (for the avoidance of doubt other than any CVRs that are automatically deemed extinguished pursuant to Section 2.7); or

(iv)
modify any provision of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.

(b)        Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will, with respect to CVRs held through DTC, transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures or, with respect to all other CVRs, will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3        Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4       Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1          Notice to Rights Agent and Parent. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder: (a) one (1) business day after being sent for next business day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) if sent by email transmission prior to 5:00 p.m. Eastern Time, upon transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto) or (d) if sent by email transmission after 5:00 p.m. Eastern Time, the business day following the date of transmission (provided, that no “bounce back” or similar message of non-delivery is received with respect thereto); provided, that, in each case, the notice or other communication is sent to the physical address or email address set forth beneath the name of such party hereto below (or to such other physical address or email address as such party hereto shall have specified in a written notice given to the other parties hereto):

If to the Rights Agent, to it at:

[●]
Attention:  [●]
Email:        [●]

If to Parent or to the Company, to it at:

Lifecore Inc.
950 Winter Street, 4th Floor, North Entrance
Waltham, MA 02451

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
620 Eighth Avenue
New York, NY 10018
Attention:  Joshua M. Zachariah
Peter Hanoian
Richard E. Schwartz
Email:	jzachariah@goodwinlaw.com;
phanoian@goodwinlaw.com;
richardschwartz@goodwinlaw.com

Section 6.2        Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) (i) with respect to CVRs held through DTC if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or (ii) mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3          Parent Successors and Assigns. Parent may assign, in its sole discretion and without the consent of any other party hereto, any or all of its rights, interests and obligations hereunder to (a) one or more wholly owned subsidiaries of Parent but only for so long as any such entity remains a direct or indirect wholly owned subsidiary of Parent or (b) an acquiror in connection with a Change of Control in accordance with Section 4.7 (each such assignee in the preceding clauses (a) and (b), an “Assignee”); provided, that in the case of clause (a) Parent remains jointly and severally liable. Any such Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent pursuant to this Section 6.3. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors. Any attempted assignment of this Agreement in violation of this Section 6.3 shall be void and of no effect. The Rights Agent may not assign this Agreement without Parent’s and the Acting Holders’ written consent.

Section 6.4        Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, Parent, Parent’s permitted successors and assignees and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the Rights Agent, Parent, Parent’s successors and assignees and the Holders. The rights of Holders are limited to those expressly provided in this Agreement which shall be exercised only by the Acting Holders. Notwithstanding anything to the contrary contained herein, any Holder may at any time agree to renounce, in whole or in part, whether or not for consideration, such Holder’s rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to the Holders in exchange for their agreement to irrevocably renounce their rights, in whole or in part, hereunder.

Section 6.5       Limitations on Suits by Holders. No individual Holder or group of Holders shall have any right under this Agreement to commence proceedings under or with respect to this Agreement, and such rights may only be exercised by the Acting Holders in accordance with, and subject to the limitations set forth in, this Agreement. Any action brought by the Acting Holders shall be subject to Section 6.6 and Section 6.9, the terms of which shall apply to such Acting Holders, as applicable, and such action mutatis mutandis. The Acting Holders shall have the right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement. In any such action, the Acting Holders shall be deemed to represent all Holders. Amounts collected by the Acting Holders in any action in which the Acting Holders are deemed to represent all Holders shall be paid first to reimburse the legal fees and other reasonable costs and expenses incurred by the Acting Holders in connection with such action and the balance shall be distributed to all Holders. The Acting Holders, in acting pursuant to this Section 6.5 on behalf of all Holders, shall have no liability to any other Holders for any such actions.

Section 6.6        Governing Law. This Agreement, the CVRs and all actions and proceedings arising out of, or relating to the subject matter hereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 6.7        Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 6.8       Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 6.9           Jurisdiction; Waiver of Jury Trial.

(a)         Subject to Section 6.9(b), in any action or proceeding arising out of or relating to this Agreement, the subject matter hereof or any of the CVRs: each of the parties hereto irrevocably (i) submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom, in each case, sitting in New Castle County in the State of Delaware, (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware, in each case, sitting in New Castle County of the State of Delaware) (such courts, the “Chosen Courts”) (it being agreed that the consents to jurisdiction and venue set forth in this Section 6.9(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto); (ii) waives the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any Legal Proceeding in the Chosen Courts, (iii) agrees to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any Chosen Court and (iv) agrees not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Legal Proceeding in any court other than the Chosen Courts (except for an action to enforce a judgment of a Chosen Court). Each of the parties hereto irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 6.1. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however that nothing in the foregoing shall restrict any rights of a party hereto to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)        EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING AMONG THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SUBJECT MATTER HEREOF.

Section 6.10        Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder, and no payments will be required to be made, upon the earliest to occur of (a) the complete payment in full of all Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery to the Rights Agent of a written notice of termination duly executed by Parent and the Holders of two-thirds (66 2/3%) of the then outstanding CVRs, and (c) if (and only if) Parent has complied with its obligations under Section 4.6 in all material respects, the expiration of the Review Request Period (if a Dispute Notice is not received during such Review Request Period) for the EBITDA Statement prepared for the 2030 Performance Milestone if there is no Milestone Payment Amount required to be paid under the terms of this Agreement as of such time; provided, that, in the case of the foregoing clause (c) if there is any pending Dispute Notice or ongoing action (whether in contract or in tort or otherwise) arising out of or relating to this Agreement properly brought hereunder by the Acting Holders prior to the termination hereof, this Agreement will not terminate until there is (i) in the case of a Dispute Notice, a final decision of the Independent Accountant pursuant to Section 4.6 or a settlement between Parent and the Acting Holders and payment by Parent to the Rights Agent of any applicable Milestone Payment Amounts determined by the Independent Accountant or such settlement, as applicable, to be payable to the Holders or (ii) in the case of such an ongoing action, a final non-appealable order on such action from a court of competent jurisdiction or a settlement between Parent and the Acting Holders.

Section 6.11        Entire Agreement. This Agreement and the Merger Agreement (including the schedules, annexes and exhibits thereto) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersede all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and be controlling with respect to CVR matters only and the Merger Agreement shall govern and be controlling with respect to all matters unrelated to CVRs.

Section 6.12       Obligations of Parent. Parent shall cause the Company to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to the Company under this Agreement. Parent and the Company shall be jointly and severally liable for the performance and satisfaction of each of their respective covenants, obligations and liabilities hereunder. As material inducement to the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, the Company hereby irrevocably and unconditionally guarantees the due and punctual performance of all obligations of Parent hereunder, including Parent’s obligations under Section 2.4 and Section 4.2, in each case when, as and if due (collectively, the “Company Guaranteed Obligations”). To the fullest extent permitted by applicable Law, the Company hereby expressly waives any and all rights and defenses arising by reason of any applicable laws other than any defenses available to Parent. Without limiting the generality of the foregoing, the Company expressly waives: (i) notice of the acceptance by the Holders of this guarantee; (ii) notice of the non-performance of all or any of the Company Guaranteed Obligations; (iii) presentment, demand, notice of dishonor, protest, notice of protest and all other notices whatsoever, in respect of any or all of the Company Guaranteed Obligations (except notices required to be given hereunder); and (iv) any defense arising by reason of any claim or defense based upon an election of remedies, including the failure or delay in exercising remedies against Parent by the Holders which in any manner affects any of its rights to proceed against the Company, other than any claims or defenses available to Parent. The Company agrees that this guaranty is one of payment, not merely of collection and not merely that of a surety, and that the Acting Holders shall not be required to pursue any right or remedy it may have against Parent under this Agreement or otherwise or to first commence any proceeding or obtain any judgment against Parent in order to enforce this Section 6.12. For the avoidance of doubt, this Section 6.12 shall survive for so long as the obligations of Parent hereunder are outstanding. Notwithstanding anything to the contrary in this Section 6.12, this Section 6.12 shall be enforceable only by the Acting Holders. Nothing set forth in this Section 6.12 shall expand the obligations of Parent hereunder or the rights of the Acting Holders hereunder.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

LIFECORE INC.

By:
Name:
Title:

LIFECORE BIOMEDICAL, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Schedule A

Rights Agent Fees

Exhibit A

Consolidated EBITDA

This Exhibit describes the basis of preparation for “Consolidated EBITDA”. Capitalized terms used but not defined in this Exhibit shall have the meanings ascribed to them in this Agreement.

Part I

Consolidated EBITDA shall be prepared on a consolidated basis for the Company Group in accordance with the following policies and procedures in the following order of priority:

1.	the accounting principles, policies, procedures and methodologies set out in Part II hereof (the “EBITDA Calculation Policies”);

2.
to the extent not inconsistent with the EBITDA Calculation Policies, and only to the extent consistent with GAAP, the accounting principles, policies, procedures and methodologies that were used in the preparation of the consolidated financial statements of the Company included in the quarterly report on Form 10-Q or annual report on Form 10-K filed by the Company with the SEC immediately prior to the Closing Date; and

3.	to the extent not otherwise addressed in paragraphs (1) and (2) above, GAAP.

Part II

Consolidated EBITDA shall be an amount equal to consolidated net income (loss) of the Company Group, as determined in accordance with GAAP, with respect to the applicable Calendar Year, excluding each of the following items of revenue, gain, income, loss, charge or expense. The provisions of this Exhibit shall be interpreted so as to avoid double counting (whether positive or negative):

(a)
interest charges and interest income, which shall include that portion of interest expense attributable to capital leases in accordance with GAAP, capitalized interest, and all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under swap contracts, in each case determined on a consolidated basis for the Company Group, net of total interest income of the Company Group determined on a consolidated basis;

(b)
provisions for Taxes based on income, profits or capital, including federal, state, provincial, territorial, franchise, excise, property and similar Taxes and foreign withholding Taxes paid or accrued, including giving effect to any penalties and interest with respect thereto, and state Taxes in lieu of business fees (including business license fees) and payroll Tax credits, income Tax credits and similar credits, and including an amount equal to the amount of Tax distributions actually made (for the actual payment of Taxes) to the holders of equity interests of any member of the Company Group or of any direct or indirect parent thereof in respect of such Calendar Year (in each case, to the extent attributable to the operations of the Company Group), which shall be included as though such amounts had been paid as income Taxes directly by the Company Group;

(c)	total depreciation expense;

(d)	total amortization expense;

(e)
any non-cash costs and expenses relating to any equity-based compensation or equity-based incentive plan of the Company Group, including any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity-based awards (including any long-term management equity incentive plan) and the payment of the exercise price and/or Tax withholding obligations with respect to the vesting, settlement or exercise of any such award;

(f)
to the extent not capitalized under GAAP and actually included in consolidated net income, the specific types of revenues, income, expenses, gains, losses and charges (actually recognized and incurred in such Calendar Year) noted in items (i) through (xvii) below; provided that (1) the absolute value of the aggregate amount of such revenues, income, expenses, gains, losses or charges that may be added back or excluded from consolidated net income in the calculation of Consolidated EBITDA pursuant to items (vi), (viii) other than clause (y), (ix), (xii), (xiii), (xiv), and (xv) below in such Calendar Year shall not exceed the greater of (x) $10,000,000 and (y) 10% of Consolidated EBITDA for such Calendar Year, (2) the absolute value of the aggregate amount of such expenses, losses or charges that may be added back to consolidated net income (loss) in the calculation of Consolidated EBITDA pursuant to items (i) and (xvi) below in such Calendar Year shall not exceed 10% of Consolidated EBITDA for such Calendar Year (determined before giving effect to any adjustment pursuant to such items (i) and (xvi)), and (3) no limitation under this clause (f) shall apply to items (ii), (iii), (iv), (v), (vii), clause (y) of (viii), (x), (xi) and (xvii) below; and provided further that each adjustment pursuant to this clause (f) shall be supported by reasonably detailed schedules and information with respect to such adjustment:

(i)	any severance and other related payments to employees of the Company Group pursuant to any non-recurring reduction in force;

(ii)	any non-cash losses or gains resulting from any reappraisal, revaluation, or write-down or impairment of non-current assets;

(iii)	any realized or unrealized loss or gain with respect to any hedging obligations of the Company Group (without duplication of any amount included in clause (a) above);

(iv)
any realized or unrealized foreign exchange gain or loss resulting from changes in foreign exchange rates on transactions denominated in currencies other than the respective entity’s functional currency;

(v)
any income, gains, expenses or losses arising from the establishment, remeasurement, settlement or release of any earnout liability (other than any liability in respect of the CVRs, which is addressed in clause (j) below);

(vi)
any legal, accounting, or consulting fees or expenses incurred solely in connection with the Company Group’s acquisition of securities or assets of any third-party entity (whether or not such acquisition is consummated);

(vii)	any non-operating gain, income, loss or expense relating to the sale or disposal of non-current property, equipment or any other assets;

(viii)
any third-party legal fees, professional fees, or settlement payments incurred in connection with any Legal Proceeding (x) involving the Company, any of its Affiliates, or any of their officers, directors, or indemnitees on the one hand, and 22NW Fund, L.P. or any of its Affiliates on the other hand, including but not limited to the matters captioned 22NW Fund, L.P. v. Lifecore Biomedical, Inc. et al., No. 659802/2024 (Supr. Ct., N.Y. Cty.), 22NW Fund, L.P. v. Lifecore Biomedical, Inc., No. 2026-03158 (N.Y. App. Div., 1st Dept.), any appeal of the same; or (y) involving the Company, any of its Affiliates, or any of their officers, directors, or indemnitees on the one hand, and Ardeshir Haerizadeh or any of his Affiliates on the other hand, including but not limited to the matters captioned Ardeshir Haerizadeh v. Landec Corporation, No. 20SMCV01202 (Cal. Super. Ct., L.A. Cty.), Ardeshir Haerizadeh v. Lifecore Biomedical, No. B347181 (Cal. Ct. App., 2d Dist.), Ardeshir Haerizadeh v. Lifecore Biomedical, No. 25SMCV00649 (Cal. Super. Ct., L.A. Cty.); Ardeshir Haerizadeh v. Lifecore Biomedical, No. B353425 (Cal. App. Ct., 2d Dist.), any appeal of the same (collectively, the “Specified Litigation Matters”);

(ix)	any income or gain related to insurance recoveries related to the Specified Litigation Matters;

(x)	any gain or loss associated with the change in fair value of debt derivatives or other long-term liabilities (other than any liability in respect of the CVRs, which is addressed in clause (j) below);

(xi)
any expenses related to management fees of Parent or any Affiliate thereof (disregarding the proviso in the definition thereof) or directors’ fees, monitoring fees, consulting fees, underwriting or arranging fees, commitment fees, break-up fees, success fees or other remuneration to Parent or any Affiliate thereof (disregarding the proviso in the definition thereof);

(xii)
any fees, costs and expenses in respect of any audit related to securities laws compliance matters (net of any amounts in respect thereof from any indemnification rights actually received during such Calendar Year) in excess of amounts typically incurred and paid by the Company Group in the ordinary course of business in respect of such audits. For the avoidance of doubt, this clause does not contemplate costs related to normal course annual financial statement audits;

(xiii)	any payments made to holders of equity interests of the Company in respect of shareholder activism settlement costs;

(xiv)
any fees, costs and expenses (including third-party legal, investigative and consulting expenses) incurred in connection with the discontinuation of operations of any Person, property, business or asset;

(xv)
any one-time, unusual and non-recurring reasonable and documented fees, charges, costs and expenses actually incurred and paid or payable in cash during such Calendar Year in respect of the cancellation of contracts;

(xvi)
any reasonably documented one-time, unusual, non-recurring or extraordinary expenses, losses or charges actually incurred during such Calendar Year in respect of restructuring, severance, relocation, integration, facilities opening, facilities closures, business optimization, signing, retention or completion bonuses, recruiting, transition, and curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities); and

(xvii)	the accretion of discounts on indebtedness for borrowed money of the Company Group (without duplication of any amount included in item (x) above).

(g)
to the extent not contemplated by clause (f) (xiv) and to the extent not capitalized under GAAP, any income, expenses, gains, losses or charges actually recognized or incurred during such period solely in connection with any sale, transfer, license, lease or other disposition (including any sale and leaseback transaction and any casualty or condemnation) of any property (including any equity interest), or part thereof, by any person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith (each, a “Disposition”), whether or not such Disposition was successfully consummated;

(h)
Consolidated EBITDA (including any gain, loss, income or expense) attributable to any businesses, assets or operations sold, transferred or discontinued, other than any income from any property, business or asset classified as discontinued operations by the Company Group to the extent occurring prior to such classification;

(i)	any income or gains to the extent that it represents the reversal of an accrual or reserve established in any prior period;

(j)
any expense, charge, loss, income or gain arising from or relating to (i) the accrual, establishment, remeasurement, settlement, payment, release or extinguishment of any liability of the Company Group in respect of the CVRs, including in respect of any Milestone Payment, any Milestone Payment Amount and any Milestone Deposit, and (ii) any employer-side payroll, employment or similar Taxes payable by the Company Group in respect of any Milestone Payment Amount paid in respect of Equity Award CVRs;

(k)
any fees, costs and expenses actually incurred or payable by the Company Group in connection with (i) the Merger, the Merger Agreement, this Agreement and the Transactions, (ii) the administration of the CVRs and this Agreement, including the fees and expenses of the Rights Agent payable pursuant to Schedule A and Section 3.2, any paying agent fees and any information reporting or withholding compliance costs, and (iii) the preparation of any Revenues Statement or EBITDA Statement and the resolution of any dispute in respect thereof, including any fees of the Independent Accountant borne by Parent pursuant to Section 4.6(b) of this Agreement;

(l)	any severance and other related payments to employees of the Company Group pursuant to any agreement or arrangement in effect prior to the Closing Date;

(m)	any third-party legal fees, professional fees, or settlement payments incurred in connection with any Legal Proceeding relating to Dissenting Shares or any Transaction Litigation; and

(n)	any legal, accounting, or consulting fees or expenses incurred in connection with the Financing or any refinancing, amendment, waiver, modification, refund, renewal or extension of the Financing.